1Q24

Itaú Unibanco Holding S.A.

Management Discussion & Analysis and Complete Financial Statements

First Quarter of 2024

Contents

Management discussion & analysis

Page 03

Complete financial statements

Page 37

1Q24

Itaú Unibanco Holding S.A.

Management Discussion & Analysis

First Quarter of 2024

(This page was intentionally left blank)

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated)	1Q24	4Q23	1Q23
Results	Recurring Managerial Result	9,771	9,401	8,435
	Operating Revenues [1]	40,353	40,985	37,450
	Managerial Financial Margin [2]	26,880	27,134	24,692
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	21.9%	21.2%	20.7%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	22.7%	22.2%	21.1%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.4%	1.4%	1.3%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.7%	2.8%	2.9%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.1%	3.2%	3.4%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.4%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	221%	216%	212%
	Efficiency Ratio (ER) [6]	38.3%	40.3%	39.8%
Shares	Recurring Managerial Result per Share (R$) [7]	1.00	0.96	0.86
	Net Income per Share (R$) [7]	0.98	0.94	0.84
	Number of Total Shares at the end of the period - in million [8]	9,802	9,804	9,800
	Book Value per Share (R$)	17.95	18.44	16.83
	Dividends and Interest on Own Capital net of Taxes [9]	2,455	13,501	2,623
	Market Capitalization [10]	339,348	332,051	243,520
	Market Capitalization [10] (US$ million)	67,921	68,587	47,933
Balance Sheet	Total Assets	2,788,916	2,696,522	2,547,033
	Total Credit Portfolio, including Financial Guarantees Provided and Private Securities	1,184,791	1,176,453	1,152,970
	Deposits + Debentures + Securities + Borrowings and Onlending [11]	1,368,945	1,345,860	1,300,690
	Loan Portfolio/Funding [11]	65.9%	67.4%	70.2%
	Stockholders' Equity	175,981	180,788	164,932
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.4%	17.0%	15.0%
	Tier I Capital - BIS III	14.5%	15.2%	13.5%
	Common Equity Tier I - BIS III	13.0%	13.7%	12.0%
	Liquidity Coverage Ratio (LCR)	194.1%	191.8%	162.1%
	Net Stable Funding Ratio (NSFR)	125.9%	126.9%	128.9%
Other	Portfolio Managed and Investment Funds	1,863,512	1,793,928	1,613,698
	Total Number of Employees	95,773	95,702	101,415
	Brazil	85,936	85,855	89,497
	Abroad	9,837	9,847	11,918
	Branches and CSBs - Client Service Branches	3,401	3,502	3,740
	ATM - Automated Teller Machines [12]	40,877	41,694	43,184

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 1st quarter of 2024

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	**42,057**	**(146)**	**773**	**(2,331)**	**40,353**
Managerial Financial Margin	25,413	(304)	773	999	26,880
Financial Margin with Clients	-	-	-	25,821	25,821
Financial Margin with the Market	-	-	-	1,059	1,059
Commissions and Fees	11,919	-	-	(1,066)	10,852
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,807	-	-	813	2,620
Other Operating Income	2,537	158	-	(2,695)	-
Equity in Earnings of Affiliates and Other Investments	277	-	-	(277)	-
Non-operating Income	104	-	-	(104)	-
Cost of Credit	**(7,990)**	**64**	**-**	**(867)**	**(8,793)**
Provision for Loan Losses	(9,067)	161	-	(225)	(9,131)
Impairment	-	-	-	(128)	(128)
Discounts Granted	-	-	-	(626)	(626)
Recovery of Loans Written Off as Losses	1,077	(97)	-	112	1,092
Retained Claims	**(384)**	**-**	**-**	**-**	**(384)**
Other Operating Expenses	**(21,248)**	**556**	**(118)**	**4,019**	**(16,791)**
Non-interest Expenses	(18,999)	556	-	4,057	(14,386)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,242)	-	(118)	(39)	(2,398)
Insurance Selling Expenses	(7)	-	-	-	(7)
Income before Tax and Profit Sharing	**12,436**	**473**	**655**	**820**	**14,385**
Income Tax and Social Contribution	**(2,517)**	**(249)**	**(655)**	**(906)**	**(4,327)**
Profit Sharing Management Members - Statutory	**(111)**	**-**	**-**	**111**	**-**
Minority Interests	**(226)**	**(36)**	**-**	**(25)**	**(287)**
Net Income	**9,583**	**188**	**-**	**-**	**9,771**

Extraordinary Items Net of Tax Effects

in R$ million	1Q24	4Q23	1Q23
Net Income	**9,583**	**9,172**	**8,179**
(-) Extraordinary Items	**(188)**	**(229)**	**(256)**
Goodwill amortization	(178)	(173)	(145)
Liability adequacy test	-	(11)	-
Other	(11)	(44)	(111)
Recurring managerial result	**9,771**	**9,401**	**8,435**

1st quarter of 2024 Income Statement

In R$ million	1Q24	4Q23	Δ	1Q23	Δ
Operating Revenues	**40,353**	**40,985**	**-1.5%**	**37,450**	**7.8%**
Managerial Financial Margin	26,880	27,134	-0.9%	24,692	8.9%
Financial Margin with Clients	25,821	26,293	-1.8%	24,048	7.4%
Financial Margin with the Market	1,059	840	26.1%	645	64.3%
Commissions and Fees	10,852	11,197	-3.1%	10,347	4.9%
Revenues from Insurance [1]	2,620	2,654	-1.3%	2,411	8.7%
Cost of Credit	**(8,793)**	**(9,150)**	**-3.9%**	**(9,088)**	**-3.2%**
Provision for Loan Losses	(9,131)	(9,295)	-1.8%	(9,009)	1.4%
Impairment	(128)	(361)	-64.7%	(29)	347.4%
Discounts Granted	(626)	(731)	-14.4%	(868)	-27.8%
Recovery of Loans Written Off as Losses	1,092	1,237	-11.8%	817	33.6%
Retained Claims	**(384)**	**(370)**	**3.8%**	**(385)**	**-0.4%**
Other Operating Expenses	**(16,791)**	**(17,894)**	**-6.2%**	**(16,165)**	**3.9%**
Non-interest Expenses	(14,386)	(15,344)	-6.2%	(13,789)	4.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,398)	(2,547)	-5.8%	(2,372)	1.1%
Insurance Selling Expenses	(7)	(4)	86.0%	(5)	34.2%
Income before Tax and Minority Interests	**14,385**	**13,571**	**6.0%**	**11,812**	**21.8%**
Income Tax and Social Contribution	**(4,327)**	**(3,952)**	**9.5%**	**(3,169)**	**36.5%**
Minority Interests in Subsidiaries	**(287)**	**(218)**	**31.6%**	**(208)**	**38.2%**
Recurring Managerial Result	**9,771**	**9,401**	**3.9%**	**8,435**	**15.8%**

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Private Securities

Private securities portfolio allocation and client migration

From the first quarter of 2024, we began to stratify our private securities portfolio based on client profiles. Previously, this portfolio was considered entirely in the Corporate loans. However, due to its increased relevance to other segments, part of this portfolio was allocated to the very small, small and middle market loans and part to the Latin America portfolio.

In addition, customers previously classified in the very small, small and middle market companies segment were migrated to the corporate segment. For comparability purposes, the previous periods were also reclassified and, in the historical series spreadsheet available on the investor relations website, a series from March 2023 can be found.

In R$ billion, end of period	1Q24	4Q23	Δ	1Q23	Δ
Individuals	**413.4**	**415.9**	**-0.6%**	**402.8**	**2.6%**
Credit Card Loans	130.9	135.5	-3.4%	130.4	0.4%
Personal Loans	62.5	60.6	3.1%	56.1	11.3%
Payroll Loans [1]	73.5	73.4	0.1%	74.9	-1.9%
Vehicle Loans	33.8	33.2	1.7%	32.1	5.4%
Mortgage Loans	112.8	113.2	-0.3%	109.4	3.1%
Very Small, Small and Middle Market Loans [2,3]	**193.0**	**189.5**	**1.9%**	**175.1**	**10.2%**
Corporate Loans [3]	**376.0**	**362.9**	**3.6%**	**343.9**	**9.3%**
Total for Brazil with Financial Guarantees Provided and Private Securities	**982.5**	**968.2**	**1.5%**	**921.9**	**6.6%**
Latin America [3,4]	**202.3**	**208.2**	**-2.8%**	**231.1**	**-12.4%**
Total with Financial Guarantees Provided and Private Securities	**1,184.8**	**1,176.5**	**0.7%**	**1,153.0**	**2.8%**
Total with Financial Guarantees Provided and Private Securities (ex-foreign exchange rate variation) [5]	**1,184.8**	**1,173.0**	**1.0%**	**1,121.7**	**5.6%**

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Private Securities includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Includes portfolio of Argentine clients outside Argentina. (5) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23.

Performance analysis for the first quarter of 2024

Management commentary

The recurring managerial result reached R$9.8 billion in the first quarter of 2024, a 3.9% increase from the previous quarter. The recurring managerial return on equity was 21.9% on a consolidated basis and 22.7% for the operations in Brazil. The loan portfolio increased by 0.7% on a consolidated basis, while the portfolio in Brazil was up 1.5%. Excluding the exchange rate variation, the consolidated credit portfolio would have grown 1.0% in the quarter and 5.6% compared to the same period last year. The individuals loan portfolio in Brazil decreased by 0.6% during the quarter and increased 2.6% in the year. The individuals portfolio has been negatively impacted by the risk exit from clients that destroy value. Since December 2022, this portfolio grew 4% and excluding these clients with deteriorated risk, the individuals portfolio would have grown 7%. This reduction in risk exposure resulted in a 103 bps better over 90 days nonperforming ratio, provision savings for debtors of around R$3 billion per year and a positive impact of 300 bps on the profitability of the individuals business. In the quarter, our portfolio was impacted by the typical seasonality in the first quarter of the year, which negatively impacted the credit card portfolio, which decreased by 3.4%, and positively impacted the personal loans portfolio, which increased by 3.1%. Noteworthy was the 6.5% increase in credit origination for individuals in the quarter (with an increase of about 7.9% on a year-on-year basis). Credit origination in very small, small and middle-market companies increased by 23.4%, whereas it increased by 6.2% in corporate loans on a year-on-year basis. The increase in the average loan portfolio continues to have a positive impact on our margin with clients, as well as the higher volume of funding. However, the fewer calendar days in this quarter, together with the lower result from structured operations in our Wholesale business operations meant that the margin with clients decreased by 1.8%, ending the first quarter at R$25.8 billion. Our credit quality metrics remain outstanding. Nonperforming loans over 90 days overdue (NPL 90) were down 0.1 p.p., closing the quarter at 2.7%. This improvement in the consolidated ratio was driven by the decrease of 0.2 p.p. in the indicator for individuals, which reached 4.2%. Credit cards, personal loans and vehicle portfolios posted positive performance, demonstrating the quality of recent vintages and the success of our strategy of focusing on our internal channels, notably Uniclass and Personnalité. Nonperforming loans 15-90 days overdue (NPL 15-90) increased by 0.2 p.p., driven by the typical seasonality in the first quarter of the year. Even so, the growth of 0.2 p.p. in this indicator for the individuals portfolio in Brazil was at its lowest ever for a first quarter. This positive scenario in terms of credit quality is reflected in the cost of credit, which was down for another quarter in a row, reaching R$8.8 billion in the first quarter of 2024. Commissions and fees and the result from insurance operations decreased by 2.9% in the quarter. It is worth mentioning that in the first quarter of 2024 revenues from cards are usually seasonally lower, both as issuer and acquirer, as is lower in performance fee revenues in fund management, since these revenues are concentrated in the second and in the fourth quarter of the year. Non-interest expenses, which are also seasonally lower in the first quarters of the year, were down 6.2% compared to the previous quarter. Given this dynamic in the result for the quarter, the consolidated efficiency ratio was 38.3% on a consolidated basis and 36.8% in Brazil, in both cases at their lowest points ever.

The recurring managerial result was up 15.8% and the recurring managerial return on equity was up by 1.2 p.p. on a year-on-year. It is worth highlighting the 21.8% increase in income before tax and minorities, which reached R$14.4 billion. The positive effect of the credit growth, liabilities' margin (by volume), in addition to higher spreads, resulted in a 7.4% increase in financial margin with clients. Likewise, our financial margin with the market increased and our cost of credit decreased. Commissions and fees and result from insurance operations rose by 5.8% on a year-on-year. This increase was driven by higher revenues from card activities, as both issuer and acquirer, higher gains from investment banking activities and the positive change in the result from insurance operations. Non-interest expenses were up 4.3%, whereas the efficiency ratio decreased 1.5 p.p.

main figures

recurring managerial result
R$9.8 bn 1Q24 | **+3.9%** 1Q24 x 4Q23

credit portfolio
R$1,184.8 bn 1Q24 | **+0.7%** 1Q24 x 4Q23

financial margin with clients
R$25.8 bn 1Q24 | **-1.8%** 1Q24 x 4Q23

financial margin with the market
R$1.1 bn 1Q24 | **+26.1%** 1Q24 x 4Q23

cost of credit
R$8.8 bn 1Q24 | **-3.9%** 1Q24 x 4Q23

fees and insurance
R$13.1 bn 1Q24 | **-2.9%** 1Q24 x 4Q23

non-interest expenses
R$14.4 bn 1Q24 | **-6.2%** 1Q24 x 4Q23


20.7%
20.9%
21.1%
21.2%
21.9%
8,435
8,742
9,040
9,401
9,771
1Q23
2Q23
3Q23
4Q23
1Q24
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

Annualized recurring managerial return on average equity
21.9% | **+0.7 p.p.** 1Q24 x 4Q23

2024 Forecast

Guidance for the year remains unchanged

	Actual 1Q24 x 1Q23	Guidance	Actual 1Q24 x 1Q23 Ex-Argentina	Guidance on a comparable basis[4]
Total credit portfolio[1]	2.8%	6.5% – 9.5%		
Total credit portfolio ex-foreign exchange	5.6%			
Financial margin with clients	7.4%	4.5% – 7.5%	9.4%	5.5% – 8.5%
Financial margin with the market Guidance measurement considers 1Q24 x 4	R$1.1 bn	R$3.0 bn – R$5.0 bn		
Cost of credit[2] Guidance measurement considers 1Q24 x 4	R$8.8 bn	R$33.5 bn – R$36.5 bn		
Commissions and fees and results from insurance operations[3]	5.8%	5.0% – 8.0%	6.7%	5.5% – 8.5%
Non-interest expenses	4.3%	4.0% – 7.0%	6.4%	5.0% – 8.0%
Core[5] expenses below inflation	2.8%	Inflation by IPCA 12M: 3.93%		
Effective tax rate	30.1%	29.5% – 31.5%		

Note: the achievement arrow in the 2024 guidance range represents the point of variation in the result (or balance, in the case of the credit portfolio) in 1Q24 compared to the result in 1Q23. In the case of the financial margin with the market and the cost of credit, the achievement arrow represents the result of 1Q24 multiplied by 4 (annualized).
(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) **Considers pro forma adjustments in 2023 of the sale of** Banco Itaú Argentina; (5) Calculated based on Brazil core expenses.

2023 Income statement, excluding Banco Itaú Argentina

For a better understanding of the 2024 projections, we present below the quarterly and accumulated income statement for 2023, excluding the results of Banco Itaú Argentina. Due to the fact that in August 2023, we entered into an agreement to sell all of the shares of Banco Itaú Argentina, Itaú Unibanco's consolidated balance sheet as of September 2023 no longer included the figures from Itaú Argentina, while the income statement for the third quarter of 2023 only took into account the results for the month of July 2023 only.

It is important to highlight that our results are being released with Banco Itaú Argentina in the base and the numbers presented in this material and in the next ones do not contain this pro forma adjustment shown here.

In R$ million	1Q23	2Q23	3Q23	4Q23	2023
Financial margin with Clients	23,608	24,457	25,384	26,293	99,743
Service and insurance operations	12,257	12,343	12,850	13,478	50,928
Non-interest expenses	(13,525)	(13,980)	(14,649)	(15,344)	(57,498)

(This page was intentionally left blank)

Income Statement and Balance Sheet Analysis

Management Discussion and Analysis and Complete Financial Statements

Managerial **Financial Margin**

Highlights

- The financial margin with clients was down 1.8% in the quarter. This decrease occurred because the positive effects of higher average volumes of loans and deposits, were more than offset by the fewer number of calendar days and the lower results from structured wholesale business operations. The financial margin with clients was up 7.4% on a year-on-year. This increase was due to the higher credit volume and to the higher liabilities' margin (by volume) in addition to better spreads.
- The increase in financial margin with the market in the quarter and on a year-on-year basis was mainly due to higher gains from the management of assets and liabilities in Brazil, in addition to the increased margin with the market in Chile.

In R$ million	1Q24	4Q23	Δ	1Q23	Δ
Financial Margin with Clients	25,821	26,293	-1.8%	24,048	7.4%
Financial Margin with the Market	1,059	840	26.1%	645	64.3%
Total	26,880	27,134	-0.9%	24,692	8.9%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients


R$ billions
9.4%
1.7%
23.6
26.3
-3.1
23.2
-0.1
0.1
0.1
-0.2
-0.3
22.8
3.0
25.8
1
2
3
4
1
1Q23 Ex-Argentina
4Q23
Working capital[1] and others 4Q23
Spread-sensitive operations 4Q23
Product mix
Average volume
Spreads and liabilities margin
Fewer number of calendar days
Latin America and others[2]
Spread-sensitive operations 1Q24
Working capital[1] and others 1Q24
1Q24

[1] Includes capital allocated to business areas (except treasury) and the corporation working capital. [2] Includes Latin America margin and structured operations from the wholesale business segment.

1. **Working capital and other (- R$0.1 billion):** mainly due to the negative effect of the payment of dividends during the period.
2. **Product mix (- R$0.1 billion):** decrease was due to the lower balance of the financed credit card portfolio.
3. **Average volume (+ R$0.1 billion):** positive impact due to the increase in the average profitable portfolio, for both individuals and companies.
4. **Spreads and liabilities' margin (+ R$0.1 billion):** mainly due to the positive impact of the volume of deposits on liabilities' margin, in addition to higher spreads.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	1Q24 Average Balance[1]	1Q24 Financial Margin	1Q24 Average Rate (p.a.)	4Q23 Average Balance[1]	4Q23 Financial Margin	4Q23 Average Rate (p.a.)
Financial Margin with Clients	1,200,841	25,821	8.9%	1,194,152	26,293	9.0%
Spread-Sensitive Operations	1,066,644	22,807	8.8%	1,061,252	23,198	8.9%
Working Capital and Other	134,196	3,014	9.3%	132,900	3,096	9.5%
Cost of Credit		(8,793)			(9,150)	
Risk-Adjusted Financial Margin with Clients	1,200,841	17,028	5.8%	1,194,152	17,143	5.8%

[1] Average daily balance.

Consolidated


8.6%
8.7%
8.7%
8.8%
8.9%
9.0%
8.9%
5.6%
5.1%
5.3%
5.4%
5.6%
5.8%
5.8%
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24

Brazil


9.4%
9.4%
9.4%
9.6%
9.7%
9.8%
9.6%
6.0%
5.3%
5.6%
5.6%
5.9%
6.2%
6.1%
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24

Financial margin with clients — Risk-adjusted financial margin with clients

Cost of Credit

Highlights

- The decrease in the cost of credit during the quarter was due to the lower provision for loan losses, and due to impairment charges on private securities in the Wholesale business segment in Brazil, in addition to the reduction in discounts granted.
- The decrease in the cost of credit compared to the first quarter of 2023 was mainly driven by the Retail business segment in Brazil, where there were reductions in discounts granted and an increase in the recovery of credits written off as losses.

In R$ millions	1Q24	4Q23	Δ	1Q23	Δ
Provision for Loan Losses	(9,131)	(9,295)	-1.8%	(9,009)	1.4%
Recovery of Loans Written Off as Losses	1,092	1,237	-11.8%	817	33.6%
Result from Loan Losses	**(8,039)**	**(8,057)**	**-0.2%**	**(8,192)**	**-1.9%**
Impairment	(128)	(361)	-64.7%	(29)	347.4%
Discounts Granted	(626)	(731)	-14.4%	(868)	-27.8%
Cost of Credit	**(8,793)**	**(9,150)**	**-3.9%**	**(9,088)**	**-3.2%**
Cost of Credit / Total Risk (*) – Annualized (%)	**3.0**	**3.1**	**-0.2 p.p.**	**3.2**	**-0.2 p.p.**

(*) Average loan portfolio balance, including financial guarantees provided and private securities.

The cost of credit decreased by R$357 million compared to the previous quarter. The provision for loan losses and the impairment charges on private securities in the Wholesale business in Brazil decreased during the quarter. Additionally, discounts granted were lower for all segments, contributing to the lower cost of credit for the period.

Compared to the first quarter of 2023, the cost of credit decreased by R$294 million, mainly driven by the Retail business segment in Brazil, due to the reduction of R$227 million in discounts granted and the increase of R$275 million in the recovery of credits written off as losses in this segment. These effects were partially offset by the higher provision for loan losses in the Wholesale business segment in Brazil, driven by the normalization of the provision flow, and by the higher cost of credit in Latin America.

Provision for Loan Losses by Segment



R$ millions
4.0
4.2
4.1
4.1
4.0
9,009
805
194
8,011
9,609
757
592
8,260
9,212
763
337
8,112
9,295
827
567
7,901
9,131
833
319
7,979
1Q23
2Q23
3Q23
4Q23
1Q24
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

The provision for loan losses decreased during the quarter, mainly driven by the lower provisioning requirements in the Wholesale business segment in Brazil. Provision for loan losses remained basically stable in the Retail business segment, as well as in Latin America.

Recovery of Loans Written off as Losses and Sale of Financial Assets

Recovery of loans written off as losses decreased from the previous quarter in all segments. In the first quarter of 2024, portfolios already written off as losses were sold in the amount of R$644 million, with a positive impact of R$28 million on the recovery of loans, and R$15 million in recurring managerial result. These sales do not impact the credit quality indicators.

In the quarter, we recorded sales of active portfolios to unrelated companies with no risk retention. Of these sales, R$122 million referred to active loans that were more than 90 days overdue, of which R$104 million would still be active at the end of March 2024 if not sold. We also sold R$125 million in active portfolios non-overdue or with short delinquency (R$89 million in large companies and R$36 million in Latin America). These sales of active portfolios had a negative impact of R$11 million on the operating revenues, a positive impact of R$21 million on the cost of credit, and a positive impact of R$5 million on the recurring managerial result, with no material impact on credit quality indicators.

Allowance for Loan Losses and Financial Guarantees Provided



R$ millions
56,610
16,978
782
38,850
57,334
16,826
796
39,712
57,186
16,629
791
39,766
55,380
16,353
937
38,090
54,128
15,966
908
37,254
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Complementary Allowance *
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

Compared to the end of December 2023, the allowance for loan losses and financial guarantees provided was down by 2.3%, mainly due to the NPL provisions in the Retail Business segment in Brazil.

Credit Quality

Highlights

- The nonperforming loans 90 days overdue ratio (NPL 90) decreased compared to the previous quarter, reaching its lowest level for the last two years. This decrease was due to the reduction in this ratio for individuals in Brazil, mainly in the credit cards, personal loans and vehicle financing portfolios, demonstrating the quality of recent vintages and the success of our strategy of focusing on our internal channels, notably Uniclass and Personnalité.
- The nonperforming loans 15-90 days overdue ratio (NPL 15-90) rose during the quarter, mainly due to the typical seasonality for the period in the individuals segment in Brazil. In Latin America, the increase in the ratio was due to higher delinquency in both Chile and Colombia.

Nonperforming Loans


R$ billions
26.7
23.8
27.1
24.5
27.3
24.8
25.7
23.1
24.5
22.0
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

• **Nonperforming loans - 90 days - Total:** there was a 4.7% reduction in the total NPL portfolio compared to the previous quarter, mainly recorded in the individuals portfolio in Brazil.

NPL Ratio (%) | over 90 days


3.4
3.5
3.5
3.2
3.1
+0.01*
2.9
3.0
3.0
2.8
2.7
+0.01*
4.9
4.9
4.9
4.4
4.2
+0.02*
2.3
2.5
2.8
2.6
2.6
1.4
1.3
1.3
1.4
1.4
0.1
0.1
0.1
0.1
0.1
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

* Excluding the effect of credit sales which would be active at the end of March-24, in the amount of R$104 million, of which R$103 million from individuals and R$1 million from very small, small and middle market companies in Brazil.

Both the total NPL 90 ratio and the ratio for Brazil were lower compared to the previous quarter. This decrease was due to the lower delinquency of individuals in Brazil, mainly in the credit cards, personal loans and vehicle financing portfolios, demonstrating the quality of recent vintages and the success of our strategy of focusing on our internal channels, notably Uniclass and Personnalité. The ratios for large and very small, small and middle-market companies were stable, as was the ratio for Latin America.

NPL Ratio (%) | 15 to 90 days


2.5
2.5
2.3
2.3
2.4
2.5
2.5
2.3
2.3
2.4
3.5
3.4
3.2
3.2
3.3
2.4
2.5
2.3
2.2
2.4
0.2
0.3
0.2
0.0
0.3
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

Total NPL 15-90 day ratio for both Brazil and Latin America increased compared to the previous quarter. In Brazil, the ratio was up in the individuals segment, due to the typical seasonal increase during this period, with household expenses piling up. It is worth mentioning that the growth of 10 bps is the lowest rate for a first quarter ever in our historical series (since 2013). The ratio for very small, small and middle-market companies also increased, mainly in the segment of companies with the highest revenue and the rate for the corporate segment also increased. Both changes were recorded with no concentration on any specific client or sector. In Latin America, the increase in the ratio was due to the higher delinquency in both Chile and Colombia.

Loan Portfolio by Risk Level


Brazil¹
Consolidated
Total Allowance for Loan Losses (R$ million)
49,071
48,654
47,131
56,610
55,380
54,128
Loan Portfolio by Risk Level
48.9%
48.5%
51.3%
49.1%
49.6%
51.5%
33.3%
33.5%
29.5%
30.6%
30.6%
27.5%
7.6%
8.2%
10.1%
9.6%
9.6%
11.3%
2.7%
3.2%
2.8%
3.8%
4.0%
3.6%
6.2%
5.7%
5.5%
5.4%
5.1%
5.1%
Mar-23
Dec-23
Mar-24
Mar-23
Dec-23
Mar-24
AA
A
B
C
D
E-H

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Coverage Ratio | 90 days


212%
212%
209%
216%
221%
94%
95%
95%
96%
98%
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Total
Total (Expanded)
1667%
1403%
1468%
1342%
1253%
260%
275%
271%
260%
285%
206%
205%
203%
211%
214%
Total - Brazil¹
Retail business - Brazil
Latin America ex-Brazil
Wholesale business - Brazil

¹ Includes units abroad ex-Latin America.

The 500 basis point increase in the total coverage ratio was mainly driven by the impact of lower non-performing loans in the Retail business segment in Brazil, which has a greater relative weighting to the total ratio.

Loan Portfolio Write-Off


R$ millions
8,999
8,652
8,876
10,297
10,120
1.0%
1.0%
1.0%
1.1%
1.1%
1Q23
2Q23
3Q23
4Q23
1Q24
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off decreased by 1.7% on the previous quarter in Brazil, in both the Retail and Wholesale business segments. The ratio of operations written off and the average balance of the loan portfolio remained stable during the quarter.

NPL Creation


R$ millions
9,140
9,185
9,215
9,048
9,039
7,905
8,625
8,344
7,749
8,114
1,069
367
738
889
722
167
193
134
409
203
1Q23
2Q23
3Q23
4Q23
1Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio²


1.6%
1.8%
1.7%
1.6%
1.6%
1.0%
1.0%
1.0%
1.0%
1.0%
0.5%
0.2%
0.4%
0.5%
0.4%
0.1%
0.1%
0.1%
0.2%
0.1%
1Q23
2Q23
3Q23
4Q23
1Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

Note: The NPL Creation in 1Q24 was calculated by including the active loan portfolios of R$122 million from the Wholesale Business in Brazil sold to unrelated companies.

NPL Creation recorded a nominal reduction of R$8 million, and it is worth mentioning that it was the second consecutive quarter which saw a reduction. NPL Creation over portfolio has remained stable since the first quarter of 2023.

² The credit portfolio for the previous quarter excluding financial guarantees provided and private securities.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
36.3
37.4
37.3
35.5
34.6
39.8
40.9
40.9
39.0
37.6
3.5
3.6
3.6
3.6
3.0
1.0
1.5
1.3
1.4
1.4
11.6
12.4
13.1
12.6
12.4
9.3
9.8
9.8
9.5
9.3
3.3
3.5
3.5
3.4
3.3
11.1
10.3
9.6
8.6
8.2
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The renegotiated loan portfolio fell for both individuals and companies in Brazil, mainly in debt composition. The coverage ratio (allowance for loan losses/portfolio) increased, whereas the NPL 90 remained stable during the quarter.


35.3%
38.8%
40.3%
39.2%
40.7%
15.5%
18.8%
19.7%
18.3%
18.3%
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees and result from insurance operations decreased by 2.9% compared to the last quarter of 2023. This was mainly due to the seasonal decrease in gains from card activities, as both issuer and acquirer, in addition to lower gains from performance fees in fund management, which are concentrated at the end of each six-month period. On the other hand, revenue from investment banking services increased, mainly driven by higher volumes during the period.
- Commissions and fees and result from insurance operations increased by 5.8% on a year-on-year basis, mainly due to: (i) higher gains from card activities, as both issuer and acquirer; (ii) an increase in gains from fund management; (iii) growth in revenue from economic-advisory and brokerage services, mainly due to higher volumes of fixed income transactions; and (iv) a higher result from insurance operations due to an increase in earned premiums.

In R$ millions	1Q24	4Q23	Δ	1Q23	Δ
Credit and Debit Cards	4,186	4,605	-9.1%	4,001	4.6%
Card Issuance	3,113	3,384	-8.0%	2,983	4.4%
Acquiring	1,073	1,221	-12.1%	1,018	5.4%
Current Account Services	1,626	1,620	0.4%	1,726	-5.8%
Asset Management	1,505	1,547	-2.7%	1,501	0.3%
Fund Management Fees	1,191	1,239	-3.8%	1,138	4.7%
Consórcio Administration Fees	314	308	1.9%	363	-13.4%
Advisory Services and Brokerage	1,123	1,049	7.1%	658	70.6%
Credit Operations and Guarantees Provided	677	663	2.1%	650	4.1%
Collection Services	508	510	-0.3%	500	1.5%
Other	401	455	-11.8%	405	-1.0%
Latin America (ex-Argentina)	825	749	10.3%	794	4.0%
Commissions and Fees	10,852	11,197	-3.1%	10,236	6.0%
Result from Insurance Operations[1]	2,230	2,281	-2.3%	2,021	10.3%
Services and Insurance (ex-Argentina)	13,082	13,478	-2.9%	12,257	6.7%
Argentina	-	-	-	110	-
Services and Insurance	13,082	13,478	-2.9%	12,367	5.8%

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Compared to the last quarter of 2023, revenues from card-issuing activities decreased by 8.0%, mainly due to lower gains from interchange fees, as a result of a decrease in credit card transaction volume, which is seasonally lower in the first quarter of the year, in addition to an increase in reward program expenses. Revenues increased by 4.4% compared to the same period of the previous year, mainly due to higher gains from interchange fees, as a result of the increase in the credit card transaction volume.

Acquiring revenues were down 12.1% compared to the previous quarter, mainly due to lower volumes and the decrease in gains from the flex product, in addition to the decrease in both the credit and debit card transaction volumes, which are seasonally lower in the first quarter of the year. Compared to the first quarter of 2023, acquiring revenues increased by 5.4%, mainly due to the increase in both credit and debit card transaction volume.

Card Issuance Activities

R$ millions

Transaction Volume
1Q24

R$203.1 billion
▼ - 8.8% (vs. 4Q23)
▲ + 4.6% (vs. 1Q23)

credit
▼ - 7.5% (vs. 4Q23)
▲ + 7.4% (vs. 1Q23)

debit
▼ - 14.0% (vs. 4Q23)
▼ - 5.3% (vs. 1Q23)


40.1
36.2
37.8
34.8
35.6
35.9
194,119
222,745
203,113
42,034
46,275
39,819
152,066
176,470
163,295
1Q23
4Q23
1Q24
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
1Q24

R$216.4 billion
▼ - 8.2% (vs. 4Q23)
▲ + 10.7% (vs. 1Q23)

credit
▼ - 7.8% (vs. 4Q23)
▲ + 14.1% (vs. 1Q23)

debit
▼ - 9.2% (vs. 4Q23)
▲ + 4.2% (vs. 1Q23)


1,483
1,478
1,484
195,523
235,820
216,383
67,009
76,847
69,796
128,515
158,973
146,587
1Q23
4Q23
1Q24
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)*

(*) There was a review and change in the amount of acquiring equipment base. We started to disregard Pop's terminals and to consider new technologies offered to our customers that were not being reported.

Current Account Services

Revenues from current account services remained basically stable compared to the last quarter of 2023.

Compared to the same period of the previous year, revenues from current account services decreased by 5.8%, mainly due to lower gains from packages for individuals, as a result of our proactive agenda of offering better conditions for customers as they increase their relationship with the bank.

Asset Management

- Fund Management

Fund management fees were down 3.8% from the fourth quarter of 2023, mainly driven by the recognition of performance fees during the previous quarter, which is carried out at the end of each six-month period (that is, in the second and fourth quarters).

Compared to the same period of the previous year, fund management fees increased by 4.7%, mainly due to the increase in the balance.

Managed Portfolio and Investment Funds


R$ billions
+16.0%
+3.9%
1,574
1,644
1,699
1,757
1,825
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24

Note: Does not include Latin America (ex-Brazil).

- *Consórcio* Administration Fees

Consórcio administration fees were up 1.9% from the fourth quarter of 2023, driven by the higher gains from management fees.

Consórcio administration fees were down 13.4% on a year-on-year basis.

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and guarantees provided increased by 2.1% compared to the last quarter of 2023, mainly due to the increase in the local sureties portfolio in relation to financial guarantees provided.

The 4.1% increase from the same period of the previous year was mainly due to the increase in the portfolio of financial guarantees provided.

Collection Services

Revenue from collection services remained basically stable from the previous quarter.

The 1.5% increase in revenue from collection services compared to the previous quarter was mainly the result of higher gains from the collection of payment slips and the increase in average fees.

Advisory Services and Brokerage

Revenue from economic advisory and brokerage services increased by 7.1% from the previous quarter, due to higher volumes of fixed income transactions.

Revenue from economic advisory and brokerage services increased by 70.6% from the first quarter of 2023. This increase was mainly due to higher volumes of fixed income transactions and brokerage services, notably in brokerage services for individuals.

Fixed Income: In 1Q24, in local fixed income, we maintained the leading position in ANBIMA's Origination ranking, totaling R$26.4 billion in originated volume (32% of market share), and topped the ANBIMA'S Distribution ranking, totaling R$12.8 billion in distributed volume (28% of market share).

Equities: In 1Q24, we entered into 5 transactions, totaling R$881 million in volume (13% of market share), topping the ranking in transactions and ranking second in volume in Dealogic's ranking.

Mergers and Acquisitions: In 1Q24, we provided financial advisory services on 7 transactions in Brazil, totaling R$10.6 billion (39% of market share), ranking third in number of transactions and second in volume in Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The 2.3% decrease in the result from insurance, pension plan and premium bonds in the quarter was due to lower managerial financial margin, a decrease in the earnings of affiliates, and an increase in retained claims.
- Compared to the first quarter of 2023, the 10.3% increase in the result from insurance, pension plan and premium bonds was driven by the increase in earned premiums as a result of higher sales of insurance policies. We also recorded higher net revenue from premium bonds, commissions and fees, and earnings of affiliates.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	1Q24	4Q23	Δ	1Q23	Δ
Earned Premiums	1,674	1,659	0.9%	1,543	8.5%
Revenues from Pension Plan	(42)	(33)	26.2%	(26)	61.3%
Revenues from Premium Bonds	182	188	-3.2%	150	21.7%
Managerial Financial Margin	13	44	-70.2%	41	-67.6%
Commissions and Fees	627	603	3.9%	571	9.7%
Earnings of Affiliates	165	193	-14.1%	131	26.0%
Revenues from Insurance, Pension Plan and Premium Bonds	**2,620**	**2,654**	**-1.3%**	**2,411**	**8.7%**
Retained Claims	(384)	(370)	3.8%	(385)	-0.4%
Insurance Selling Expenses	(7)	(4)	86.0%	(5)	34.2%
Result from Insurance, Pension Plan and Premium Bonds	**2,230**	**2,281**	**-2.3%**	**2,021**	**10.3%**
Recurring Managerial Result	**951**	**985**	**-3.5%**	**917**	**3.6%**

The decrease in the result from insurance, pension plans and premium bonds in the quarter was due to: (i) a decrease in the managerial financial margin; (ii) the lower earnings of affiliates; and (iii) an increase in retained claims, mainly in the mortgage insurance portfolio. These effects were partially offset by increases in earned premiums and in commissions and fees, due to higher sales.

Compared to the first quarter of 2023, the 10.3% increase in the result from insurance, pension plan and premium bonds was driven by higher sales in insurance portfolios, mainly life, personal accident, credit life and protected card portfolios, in addition to higher revenues from premium bonds. We also recorded an increase in commissions and fees driven by higher third-party insurance sales and earnings of affiliates.


Earned Premiums Breakdown
R$ millions
1,543
6.8%
13.0%
4.2%
16.6%
14.6%
45.0%
1,582
7.1%
13.1%
3.8%
16.7%
14.3%
45.0%
1,620
7.5%
13.1%
3.5%
16.8%
14.1%
45.0%
1,659
7.3%
13.2%
3.4%
17.4%
14.4%
44.3%
1,674
7.7%
12.8%
3.1%
18.3%
14.6%
43.5%
1Q23
2Q23
3Q23
4Q23
1Q24
Life and Personal Accident
Protected Card
Credit Life
Familiar Protection
Mortgage
Other


Retained Claims Breakdown
R$ millions
25.0%
24.2%
23.0%
22.3%
22.9%
385
21.2%
5.1%
4.1%
12.2%
8.3%
49.1%
383
19.7%
7.3%
10.6%
7.4%
51.1%
372
19.7%
6.5%
10.2%
7.0%
51.0%
370
21.0%
6.6%
11.0%
6.6%
49.8%
384
22.2%
9.0%
11.3%
48.2%
1Q23
2Q23
3Q23
4Q23
1Q24
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	1Q24	1Q23	Δ
Earned Premiums	1,612	1,485	8.6%
Retained Claims	(315)	(320)	-1.6%
Selling Expenses	(4)	(5)	-14.1%
Underwriting Margin	**1,294**	**1,161**	**11.5%**
Managerial Financial Margin	79	92	-14.3%
Commissions and Fees	261	194	34.9%
Other Income and Expenses[2]	(891)	(804)	10.9%
Recurring Managerial Result	**743**	**643**	**15.5%**
Combined Ratio	**48.2%**	**50.9%**	**-2.7 p.p.**

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Our core insurance operations[1] consist of bancassurance products related to life, property, and credit life and third-party insurance policies. The recurring managerial result rose by 15.5% year-on-year. Earned premiums increased by 8.6%, mainly driven by higher sales of credit life, life, personal accident and protected card policies. Commissions and fees increased by 34.9% driven by higher sales of third-party insurance policies. The bancassurance insurance agenda continues to make headway, contributing to the development of a future portfolio and offering greater protection to our clients.

Non-interest Expenses

Highlights

- In the quarter, our efficiency ratio reached 38.3% in the consolidated figures and 36.8% in Brazil, the lowest levels ever. Non-interest expenses, which are also seasonally lower in the first quarter of the year, were down 6.2% on the previous quarter. Decreases were recorded in both personnel and administrative expenses, as well as in operating expenses on credit card sales. Additionally, expenses in Latin America decreased due to lower personnel expenses and technology-related expenses.
- Non-interest expenses were up 4.3% year-on-year. Personnel expenses increased due to the effects of the collective wage agreement in 2023, which included a 4.58% adjustment to salaries and benefits beginning in September, and due to higher profit sharing expenses. The efficiency ratio for the 12-month period was 39.6%, the lowest level since the association between Itaú and Unibanco.

In R$ millions	1Q24	4Q23	Δ	1Q23	Δ
Personnel Expenses	**(6,455)**	**(6,551)**	**-1.5%**	**(5,854)**	**10.3%**
Compensation, Charges, Social Benefits, Terminations and Training	(4,640)	(4,738)	-2.1%	(4,444)	4.4%
Management and Employees' Profit Sharing [1]	(1,816)	(1,813)	0.1%	(1,409)	28.8%
Administrative Expenses	**(4,886)**	**(5,313)**	**-8.0%**	**(4,638)**	**5.3%**
Third-Party and Financial System Services, Security and Transportation	(1,565)	(1,736)	-9.8%	(1,623)	-3.5%
Data Processing and Telecommunications	(1,040)	(1,188)	-12.5%	(980)	6.1%
Facilities and Materials	(657)	(742)	-11.5%	(706)	-6.9%
Depreciation and Amortization	(1,084)	(938)	15.6%	(938)	15.5%
Advertising, Promotions and Publications	(391)	(499)	-21.7%	(256)	52.9%
Other	(149)	(210)	-29.1%	(136)	9.3%
Provision Expenses	**(705)**	**(638)**	**10.4%**	**(522)**	**35.1%**
Provision for lawsuits civil, tax and social security obligations	(206)	(291)	-29.3%	(145)	41.8%
Provision for labor claims	(499)	(347)	43.7%	(377)	32.5%
Operating Expenses	**(425)**	**(686)**	**-38.0%**	**(700)**	**-39.2%**
Selling - Credit Cards	(328)	(474)	-30.8%	(431)	-24.0%
Claims and Other	(97)	(212)	-54.1%	(268)	-63.8%
Other Tax Expenses [2]	**(91)**	**(74)**	**22.0%**	**(72)**	**26.4%**
Total - Brazil	**(12,562)**	**(13,263)**	**-5.3%**	**(11,786)**	**6.6%**
Latin America (ex-Brazil and Argentina) [3]	**(1,824)**	**(2,081)**	**-12.3%**	**(1,740)**	**4.9%**
Total (ex-Argentina)	**(14,386)**	**(15,344)**	**-6.2%**	**(13,525)**	**6.4%**
Argentina	-	-	-	**(263)**	-
Total	**(14,386)**	**(15,344)**	**-6.2%**	**(13,789)**	**4.3%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

Non-interest expenses were down during the quarter, driven by: **(i)** a decrease in personnel expenses, which are seasonally lower due to the higher number of days of vacation taken in the quarter; **(ii)** lower administrative expenses, mainly due to lower expenses for third-party services, data processing, telecommunications and marketing; **(iii)** lower operating expenses, mainly due to sales of credit cards, in connection with the REDE accreditation and expenses related to card brands, due to lower levels of economic activity; and **(iv)** a decrease in expenses for the Latin America operations due to lower personnel and technology-related expenses. It is worth mentioning that the efficiency ratio for the quarter is the lowest ever of our historical series.

In the first quarter of 2024, non-interest expenses were up 4.3% year-on-year, whereas inflation during the period was 3.9% (IPCA). Personnel expenses increased due to the effects of the negotiation of the collective wage agreement, which included a 4.58% adjustment to salary and benefits beginning in September, as well as due to higher profit sharing expenses in connection with the bank's improved financial performance. Administrative expenses were also higher due to increased expenses for data processing, marketing campaigns and depreciation and amortization, as a result of higher levels of investment in technology projects implemented over the last few years.

Number of Employees - in thousands


101.4
11.4
0.6
74.0
15.5
Mar-23
99.9
11.2
0.6
72.8
15.3
Jun-23
97.5
9.7
0.6
71.7
15.5
Sep-23
95.7
9.3
0.6
70.3
15.6
Dec-23
95.8
9.3
0.6
70.2
15.8
Mar-24
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

95.8 thousand employees at the end of the 1Q24

▲ **+ 0.1%** (Mar-24 vs. Dec-23)
▼ **- 5.6%** (Mar-24 vs. Mar-23)

The search for efficiency in Brazil, the adjustments to our client service teams and the decrease in the number of brick-and-mortar branches led to a 5.1% reduction in our workforce in Brazil (excluding the tech team). In Latin America, the decrease in the number of employees is due to the sale of Banco Itaú Argentina, with reduction of 1.5 thousand employees beginning in August of 2023, in addition to the search for efficiency in Itaú Chile. These changes led to a 5.6% reduction in the workforce year-on-year.

Efficiency Ratio

Efficiency Ratio


46.3
44.4
44.6
41.8
39.8
38.3
44.8
42.9
43.2
39.6
37.8
36.8
47.7
46.2
45.0
43.5
47.1
45.1
43.3
41.1
40.7
38.6
39.6
37.6
1Q19
1Q20
1Q21
1Q22
1Q23
1Q24
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: a decrease of 120 basis points year-on-year. Non-interest expenses were up 5.7%, whereas our revenue increased by 8.5%.

Non-interest expenses in Brazil


1Q23
2Q23
3Q23
4Q23
1Q24
2.4%
3.9%
2.6%
Non-interest expenses growth year over year
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)

Compared to the same period of the previous year, non-interest expenses in Brazil increased by 6.6% in the first quarter of 2024. Adjusted for inflation of 3.9% (IPCA) during the period, expenses posted real increase of 2.6% in the first quarter of 2024.

Change in non-interest expenses, highlighting investments

1Q24 vs. 1Q23


In R$ billions
(13.8)
2.0
(11.8)
Investments
(0.6)
(12.4)
Core¹: (0.2) | 2.0%
0.1
(0.3)
(12.6)
(1.8)
(14.4)
1Q23
Latin America
Brazil 1Q23
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 1Q24
Latin America
1Q24

(1) Calculated based on Brazil with investments.

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our network in Brazil decreased by 11.4% year-on-year, due to the closure of brick-and-mortar branches. In Latin America, this reduction was due to the sale of Banco Itaú Argentina, which had 145 points of service in June 2023.


43,184
42,400
41,746
41,694
40,877
24,230
24,172
24,098
24,169
24,123
802
778
624
627
617
635
620
549
542
615
17,517
16,830
16,475
16,356
15,522
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina until Jun-23 and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The optimization of our branch network is carried out based on our clients' behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our "phygital" strategy. We carry out a thorough assessment of the performance of our branches, measuring the circulation of clients and the creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank. Based on this assessment, we recorded an annual reduction of 7.9% in brick-and-mortar branches in Brazil. The sale of Banco Itaú Argentina, which had 68 branches in June 2023, was the biggest driver of this reduction in Latin America.


3,740
3,635
3,509
3,502
3,401
2,731
2,639
2,608
2,606
2,515
651
637
629
627
619
358
359
272
269
267
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú Argentina until Jun-23, Banco Itaú BBA and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
94	259	235	2,023	510

(*) In March 2024. Does not include branches and CSBs in Latin America and Itaú BBA.

Balance Sheet

Highlights

- Total assets were up 3.4% for the quarter, mainly driven by the increases of (i) R$34.3 billion in other assets, mainly driven by the increase in the foreign exchange portfolio; (ii) R$30.0 billion in interbank investments; and (iii) R$24.9 billion in securities. In the 12-month period, securities increased by R$178.9 billion, whereas other assets increased by R$42.1 billion, mainly driven by the foreign exchange portfolio. The decreases in permanent assets, both for the quarter and for the year, were due to the reclassification of the investment in the shares of XP Inc. to the securities portfolio.
- In the quarterly evolution of liabilities, there were notable increases of: (i) R$33.6 billion in other liabilities, mainly due to a higher foreign exchange portfolio; (ii) R$17.5 billion in derivative financial instruments; and (iii) R$14.0 billion in deposits, mostly time deposits. The 2.7% decrease in stockholders' equity was mainly due to the distribution of R$11 billion in additional dividends for FY 2023. In the 12-month period, deposits increased by R$50.5 billion, whereas deposits received under securities repurchase agreements increased by R$ 76.6 billion. Additionally, technical provisions for insurance, pension plans and premium bonds increased by R$38.9 billion due to higher interest on provisions for pension plans and net gains on funds.

Assets (In R$ millions, end of period)	1Q24	4Q23	Δ	1Q23	Δ
Current and Long-term Assets	**2,754,657**	**2,656,713**	**3.7%**	**2,508,091**	**9.8%**
Cash	34,344	32,001	7.3%	33,007	4.1%
Interbank Investments	317,025	286,980	10.5%	295,248	7.4%
Securities	952,834	927,896	2.7%	773,956	23.1%
Derivative Financial Instruments	72,616	56,383	28.8%	88,687	-18.1%
Interbank and Interbranch Accounts	223,636	229,107	-2.4%	196,945	13.6%
Loan, Lease and Other Loan Operations	850,861	855,343	-0.5%	858,965	-0.9%
Other Assets	303,341	269,003	12.8%	261,283	16.1%
Permanent Assets	**34,259**	**39,809**	**-13.9%**	**38,942**	**-12.0%**
Total Assets	**2,788,916**	**2,696,522**	**3.4%**	**2,547,033**	**9.5%**

Liabilities (In R$ millions, end of period)	1Q24	4Q23	Δ	1Q23	Δ
Current and Long-Term Liabilities	**2,605,475**	**2,507,587**	**3.9%**	**2,372,960**	**9.8%**
Deposits	965,331	951,352	1.5%	914,834	5.5%
Deposits Received under Securities Repurchase Agreements	397,185	389,311	2.0%	320,585	23.9%
Funds from Acceptances and the Issue of Securities	302,988	301,635	0.4%	276,725	9.5%
Interbank and Interbranch Accounts	102,663	96,104	6.8%	95,251	7.8%
Borrowing and Onlending	108,605	99,788	8.8%	103,297	5.1%
Derivative Financial Instruments	71,003	53,495	32.7%	84,582	-16.1%
Provisions	17,451	17,110	2.0%	16,593	5.2%
Allowance for Financial Guarantees Provided and Loan Commitments	3,162	3,361	-5.9%	2,846	11.1%
Technical Provisions for Insurance	283,015	274,994	2.9%	244,095	15.9%
Other Liabilities	354,072	320,437	10.5%	314,152	12.7%
Non-controlling Interests	**7,460**	**8,147**	**-8.4%**	**9,141**	**-18.4%**
Stockholders' Equity	**175,981**	**180,788**	**-2.7%**	**164,932**	**6.7%**
Total Liabilities and Equity	**2,788,916**	**2,696,522**	**3.4%**	**2,547,033**	**9.5%**

Credit Portfolio

Highlights

- The individuals loans portfolio was down 0.6% in the quarter and increased by 2.6% in the 12-month period. In the quarter, the increases of 3.0% in personal loans and of 1.7% in vehicle were offset by the seasonal decrease in credit card activities. In the 12-month period, there were notable increases of: (i) 11.1% in personal loans; (ii) 5.4% in vehicle; and (iii) 3.1% in mortgage loans.
- The companies loans portfolio was up 1.0% in the quarter and 2.7% in the 12-month period. Significant year-on-year changes were recorded in: (i) rural loans; (ii) mortgage loans; and (iii) BNDES and onlending. Another point worth mentioning was the 28% increase in the Pronampe (National Support Program for Micro and Small Businesses) and the FGI (Investment Guarantee Fund) lines in the working capital portfolio.

Credit Portfolio by Product

In R$ billion, end of period	1Q24	4Q23	Δ	1Q23	Δ
Individuals - Brazil (1)	**413.0**	**415.5**	**-0.6%**	**402.5**	**2.6%**
Credit Card Loans	130.9	135.5	-3.4%	130.4	0.4%
Personal Loans	61.8	60.0	3.0%	55.6	11.1%
Payroll Loans (2)	73.5	73.4	0.1%	74.9	-1.9%
Vehicle Loans	33.8	33.2	1.7%	32.1	5.4%
Mortgage Loans	112.8	113.2	-0.3%	109.4	3.1%
Rural Loans	0.2	0.2	12.7%	0.1	73.2%
Companies - Brazil (1)	**306.9**	**303.7**	**1.0%**	**298.7**	**2.7%**
Working Capital (3)	171.0	172.0	-0.6%	171.4	-0.2%
BNDES/Onlending	11.7	11.8	-1.2%	10.6	10.2%
Export/Import Financing	73.2	69.6	5.3%	74.2	-1.3%
Vehicle Loans	19.0	19.5	-2.3%	19.2	-0.8%
Mortgage Loans	10.9	10.7	2.1%	8.2	33.3%
Rural Loans	21.0	20.1	4.3%	15.0	39.5%
Latin America (4)	**181.9**	**188.1**	**-3.3%**	**211.6**	**-14.0%**
Total without Financial Guarantees Provided	**901.8**	**907.4**	**-0.6%**	**912.7**	**-1.2%**
Financial Guarantees Provided	105.6	102.6	2.9%	90.1	17.1%
Total with Financial Guarantees Provided	**1,007.4**	**1,010.0**	**-0.3%**	**1,002.9**	**0.5%**
Private Securities (5)	177.4	166.5	6.6%	150.1	18.2%
Total Risk	**1,184.8**	**1,176.5**	**0.7%**	**1,153.0**	**2.8%**

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina until 2Q23, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of March 31, 2024

Only 12.5% of the credit risk is concentrated in the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	5.6	0.6%	0.2%
10 Largest debtors	38.5	3.8%	1.4%
20 Largest debtors	58.4	5.8%	2.1%
50 Largest debtors	92.3	9.2%	3.3%
100 Largest debtors	125.8	12.5%	4.5%

(*) Including Financial Guarantees Provided

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
q + <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
913
907
902
37.5%
38.3%
10.4%
1Q23
4Q23
1Q24

Corporate Credit Portfolio with Financial Guarantees by Business Sector

Δ	In R$ billions, end of period	1Q24	4Q23
▲ 6.3%	Public Sector	8.2	7.7
▼ -0.1%	Private Sector	499.1	499.6
▼ -3.5%	Real Estate	40.6	42.0
▲ 2.6%	Transportation	33.9	33.1
▲ 7.0%	Energy and water treatment	29.1	27.2
▼ -0.3%	Vehicles and auto parts	26.0	26.0
▼ -2.2%	Agribusiness and fertilizers	23.3	23.8
▼ -4.2%	Food and beverages	23.1	24.1
▼ -8.5%	Banks and financial institutions	21.0	23.0
▲ 3.4%	Pharmaceuticals and cosmetics	14.2	13.7
▲ 3.2%	Petrochemicals and chemicals	13.7	13.3
▼ -3.5%	Steel and metallurgy	13.6	14.1
▲ 0.3%	Infrastructure work	12.7	12.7
▲ 0.7%	Telecommunications	12.3	12.3
▲ 2.9%	Electronics and IT	11.6	11.3
▼ -4.3%	Oil and gas	10.7	11.2
▼ -3.0%	Capital assets	10.0	10.3
▲ 7.4%	Mining	9.8	9.2
▲ 4.1%	Entertainment and tourism	9.0	8.6
▼ -1.8%	Construction materials	8.3	8.4
▼ -1.8%	Clothing and footwear	6.6	6.7
▲ 0.4%	Services - Other	49.4	49.2
▼ -1.1%	Commerce - Other	33.4	33.8
▼ -40.3%	Industry - Other	3.9	6.5
▲ 4.8%	Other	83.0	79.2
▲ 0.0%	Total	507.3	507.3

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Mar-24	31.7%	17.8%	27.3%	15.0%	8.2%
Mar-23	32.4%	18.6%	27.2%	13.8%	8.0%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Mar-24	44.8%	55.2%
Mar-23	46.3%	53.7%

Payroll loans

R$73.5 bn as of March 31, 2024

▲ + 0.1% (vs. Dec-23) ▼ - 1.9% (vs. Mar-23)

Compared to the end of December 2023, payroll loans for INSS beneficiaries remained **stable** due to the lower production from external channels as a result of the lower product profitability and the higher production through internal channels. Payroll loans for both the private and public sectors **increased by 0.2% (annual growth of 7.6% and 5.9%**, respectively). We intensified the digitalization of our services in the public sector, starting sales through digital channels to the payroll system of Minas Gerais State.

Portfolio by origination (%)
1st Quarter of 2024


39%
61%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
1st Quarter of 2024


INSS
Private sector
Public sector
10.9
10.8
51.8

Mortgage loans[2]

R$123.7 bn as of March 31, 2024

▼ - 0.1% (vs. Dec-23) ▲ + 5.2% (vs. Mar-23)

91.2% of the mortgage portfolio is **individuals**

99.8% **guaranteed** by fiduciary alienation

Originations
1st Quarter of 2024

R$4.6 bn

▼ - 36.8% (vs. 1Q23)

84.6% of total **mortgage credit** is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 60.8% | Portfolio: 39.2%

Corporate loans

R$137.5 bn as of March 31, 2024

▲ + 1.0% (vs. Dec-23) ▼ - 0.6% (vs. Mar-23)

In the first quarter of 2024, credit origination[3] for corporate loans **decreased by 9.4%** compared to the previous quarter, notably in agribusiness, and **increased by 6.2%** year-on-year, mainly due to higher demand for loans in the large companies segment (companies with revenue from R$500 million to R$4 billion).

Credit cards

R$130.9 bn as of March 31, 2024

▼ - 3.4% (vs. Dec-23) ▲ + 0.4% (vs. Mar-23)


11.2%
8.3%
80.5%
9.0%
5.9%
85.1%
9.1%
6.0%
85.0%
Mar-23
Dec-23
Mar-24
Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes NPL more than one day overdue.
(2) Includes installments without interest.

Vehicle loans (Individuals)

R$33.8 bn as of March 31, 2024

▲ + 1.7% (vs. Dec-23) ▲ + 5.4% (vs. Mar-23)

Originations
1st Quarter of 2024

R$5.4 bn

▲ + 14.4% (vs. 1Q23)

Average Term	% Average Down Payment	Average Ticket
45 months	39%	R$49.7 thousand

Loan-to-value

Vintage (quarterly average): 60.4%

Very small, small and middle market

R$169.6 bn as of March 31, 2024

▲ + 1.1% (vs. Dec-23) ▲ + 5.7% (vs. Mar-23)

In the first quarter of 2024, credit origination[3] for very small, small and middle-market companies **decreased by 12.0%** compared to the previous quarter, and **increased by 23.4%** year-on-year, with both increases concentrated in middle-market companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 1.3% in the quarter, while the growth for the last 12 months was 7.3%, driven by: (i) funds from bills, up 15.7%, mainly real estate bills; and (ii) time deposits, up 10.0% driven by the commercial strategy for this product in the retail business segment and the higher demand for fixed-income products. Demand deposits mainly decreased at our foreign units.
- Assets under management and administration grew by 2.5% in the quarter. In the last 12 months, funding increased by 14.2%, as a result of increases of 14.7% in our own products, mainly driven by the growth in time deposits and funds from bills, and of 18.0% increase in the open platform, mainly driven by growth in social security products and Bank Deposit Certificates (CDB).

In R$ millions, end of period	1Q24	4Q23	Δ	1Q23	Δ
Funding from Clients (A)	**1,191,437**	**1,175,634**	**1.3%**	**1,110,497**	**7.3%**
Demand Deposits	106,275	105,634	0.6%	116,974	-9.1%
Savings Deposits	174,170	174,765	-0.3%	175,964	-1.0%
Time Deposits	670,732	656,591	2.2%	609,831	10.0%
Funds from Bills, Structured Operations Certificates and Own Debentures[1]	240,260	238,644	0.7%	207,727	15.7%
Other Funding (B)	**177,508**	**170,226**	**4.3%**	**190,193**	**-6.7%**
Onlending	12,993	13,087	-0.7%	12,112	7.3%
Borrowing	95,612	86,701	10.3%	91,185	4.9%
Securities Obligations Abroad	62,737	62,999	-0.4%	69,005	-9.1%
Other[2]	6,166	7,440	-17.1%	17,891	-65.5%
Portfolio Managed and Investment Funds (C)	**1,863,512**	**1,793,928**	**3.9%**	**1,613,698**	**15.5%**
Total (A) +(B) + (C)	**3,232,457**	**3,139,788**	**3.0%**	**2,914,387**	**10.9%**

Own Products	2,242,672	2,174,272	3.1%	1,956,025	14.7%
Open Platform	367,529	361,969	1.5%	311,349	18.0%
Assets under Management	2,610,201	2,536,241	2.9%	2,267,373	15.1%
Fiduciary Management and Custody[3]	498,249	497,435	0.2%	455,052	9.5%
Assets under Management and Administration	3,108,450	3,033,676	2.5%	2,722,425	14.2%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 75.9% in the first quarter of 2024.


79.9%
78.6%
78.5%
77.9%
75.9%
70.2%
68.5%
67.9%
67.4%
65.9%
In R$ Billions
1,301
1,142
913
1,309
1,141
897
1,328
1,148
901
1,346
1,164
907
1,369
1,188
902
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market Ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On March 31, 2024, our Tier I Capital ratio reached 14.5%, consisting of 13.0% Common Equity Tier I and of 1.5% Additional Tier I.


15.2%
1.5%
13.7%
0.56%
-0.04%
-0.34%
-0.91%
14.5%
1.5%
13.0%
Tier I Dec-23
Net income in the quarter, Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets[1]
Additional Dividends
Tier I Mar-24
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Capital Ratios

Main changes in the quarter:

Referential Equity: decreased by 1.4% mainly due to the payment of R$11 billion in additional dividends in the quarter.

RWA: increased by R$28,554 million, mainly due to the increase in the credit risk-weighted assets.

BIS ratio: decreased by 0.6 p.p. compared to December 2023, due to the payment of additional dividends during the period. In March 2024, our BIS ratio was 4.9 p.p. above the minimum required with capital buffers (11.5%).

In R$ million, end of period	1Q24	4Q23
Common Equity Tier I	**161,346**	**166,389**
Tier I (Common Equity + Additional Capital)	**180,575**	**185,141**
Referential Equity (Tier I and Tier II)	**203,885**	**206,862**
Total Risk-weighted Assets (RWA)	**1,243,573**	**1,215,019**
Credit Risk-weighted Assets	1,090,725	1,068,746
Operational Risk-weighted Assets	107,623	103,094
Market Risk-weighted Assets	45,225	43,179
Common Equity Tier I Ratio	**13.0%**	**13.7%**
Tier I Capital Ratio	**14.5%**	**15.2%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**16.4%**	**17.0%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 194.1%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Mar-24	Dec-23
HQLA	380,912	371,763
Potential Cash Outflows	196,260	193,779
LCR (%)	194.1%	191.8%

Net Stable Funding Ratio (NSFR)

The NSFR was 125.9% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Mar-24	Dec-23
Available Stable Funding	1,244,220	1,246,214
Required Stable Funding	988,534	982,376
NSFR (%)	125.9%	126.9%

For 2024, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	1Q24	4Q23
VaR by Risk Factor		
Interest Rates	1,030	1,408
Currency	31	20
Shares on the Stock Exchange	75	41
Commodities	20	7
Diversification Effects	**(327)**	**(382)**
Total VaR	829	1,094
Maximum VaR in the quarter	**1,129**	**1,247**
Average VaR in the quarter	**938**	**1,099**
Minimum VaR in the quarter	**782**	**885**

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

Highlights

- The recurring managerial result was up 2.2% from the last quarter of 2023, mainly due to the increase in financial margin with clients, as a result of the higher average credit volume, and due to the decrease in non-interest expenses, which are seasonally lower in the first quarter of the year. On the other hand, commissions and fees decreased mainly due to the seasonal decrease in gains from card activities, as both issuer and acquirer.
- Compared to the same period of the previous year, the recurring managerial result was up 18.8%, mainly driven by: (i) the increase in financial margin with clients due to the higher average credit volume; (ii) higher revenues from insurance operations driven by the increase in earned premiums; and (iii) a decrease in the cost of credit as a result of lower discounts granted during the period and an increase in the recovery of credits written off as losses.

In R$ millions	1Q24	4Q23	Δ	1Q23	Δ
Operating Revenues	24,397	24,806	-1.7%	23,614	3.3%
Managerial Financial Margin	15,039	14,957	0.5%	14,406	4.4%
Commissions and Fees	6,890	7,423	-7.2%	6,911	-0.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,467	2,426	1.7%	2,297	7.4%
Cost of Credit	(7,648)	(7,589)	0.8%	(8,181)	-6.5%
Retained Claims	(378)	(361)	4.7%	(382)	-1.0%
Other Operating Expenses	(11,276)	(11,988)	-5.9%	(10,909)	3.4%
Income before Tax and Minority Interests	5,095	4,868	4.7%	4,142	23.0%
Income Tax and Social Contribution	(1,322)	(1,221)	8.2%	(1,015)	30.3%
Minority Interests in Subsidiaries	(87)	(42)	109.8%	(23)	272.8%
Recurring Managerial Result	3,686	3,606	2.2%	3,104	18.8%
Recurring Return on Average Allocated Capital	23.0%	22.5%	0.5 p.p.	17.6%	5.4 p.p.
Efficiency Ratio (ER)	43.2%	45.3%	-2.1 p.p.	42.9%	0.3 p.p.

Loan Portfolio (R$ billion)


+3.8%
-0.1%
485.2
489.3
492.7
503.8
503.5
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24

Results by **Business Segment**

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The recurring managerial result was basically stable compared to the last quarter of 2023. The financial margin with clients decreased, mainly driven by the lower result from structured operations, whereas commissions and fees increased due to the higher gains from investment banking activities. Additionally, non-interest expenses decreased on a seasonal basis, which is typical for the first quarter of the year, and the provision for loan losses and expenses on impairment of private securities in Brazil also decreased.
- The recurring managerial result was up 1.0% on a year-on-year basis, mainly due to the increase in commissions and fees as a result of higher volumes in fixed income transactions and brokerage services for individuals, in addition to the increase in the financial margin with clients driven by higher liabilities' margin. Meanwhile, the cost of credit increased due to the normalization of the provision for loan losses in Brazil and the increase of the cost of credit in Latin America.

In R$ millions	1Q24	4Q23	Δ	1Q23	Δ
Operating Revenues	13,784	14,198	-2.9%	12,959	6.4%
Managerial Financial Margin	9,823	10,393	-5.5%	9,500	3.4%
Commissions and Fees	3,860	3,677	5.0%	3,378	14.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	101	128	-21.4%	81	23.8%
Cost of Credit	(1,146)	(1,561)	-26.6%	(906)	26.4%
Retained Claims	(5)	(9)	-37.9%	(3)	85.5%
Other Operating Expenses	(4,944)	(5,296)	-6.6%	(4,887)	1.2%
Income before Tax and Minority Interests	7,688	7,333	4.9%	7,163	7.3%
Income Tax and Social Contribution	(2,628)	(2,305)	14.0%	(2,104)	24.9%
Minority Interests in Subsidiaries	(151)	(152)	-0.6%	(197)	-23.5%
Recurring Managerial Result	4,910	4,876	0.7%	4,862	1.0%
Recurring Managerial Return on Average Allocated Capital	28.0%	27.3%	0.7 p.p.	29.3%	-1.3 p.p.
Efficiency Ratio (ER)	32.7%	34.1%	-1.4 p.p.	34.5%	-1.8 p.p.

Loan Portfolio (R$ billion)



- 6.8%
- 1.3%
427.5
407.9
408.4
403.5
398.3
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	1Q24	4Q23	Δ	1Q23	Δ
Operating Revenues	2,173	1,980	9.7%	877	147.9%
Managerial Financial Margin	2,019	1,783	13.2%	786	156.8%
Commissions and Fees	102	97	5.3%	57	77.5%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	52	100	-48.2%	33	58.0%
Other Operating Expenses	(571)	(610)	-6.4%	(369)	54.7%
Income before Tax and Minority Interests	1,601	1,370	16.9%	507	215.7%
Income Tax and Social Contribution	(377)	(426)	-11.5%	(51)	645.7%
Minority Interests in Subsidiaries	(49)	(25)	97.5%	13	-481.0%
Recurring Managerial Result	1,175	919	27.9%	470	150.3%
Recurring Return on Average Allocated Capital	10.6%	8.8%	1.8 p.p.	7.2%	3.4 p.p.
Efficiency Ratio (ER)	20.3%	23.9%	-3.6 p.p.	34.9%	-14.6 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil). Our operations in Brazil[1] represent 93.3% of the recurring managerial result for the quarter. Our operations in Latin America, achieved a ROE of 14.9%. On November 3, 2023 all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold. The result for Argentina began to be deconsolidated from August 2023.

Brazil[1] (In R$ million, end of period)	1Q24	4Q23	Δ	1Q23	Δ
Operating Revenues	**36,689**	**37,459**	**-2.1%**	**33,497**	**9.5%**
Managerial Financial Margin	24,067	24,375	-1.3%	21,659	11.1%
Financial margin with clients	23,076	23,467	-1.7%	20,867	10.6%
Financial margin with the Market	990	908	9.1%	792	25.0%
Commissions and Fees	10,027	10,448	-4.0%	9,442	6.2%
Revenues from Insurance[2]	2,595	2,637	-1.6%	2,396	8.3%
Cost of Credit	**(8,037)**	**(8,447)**	**-4.9%**	**(8,338)**	**-3.6%**
Provision for Loan Losses	(8,298)	(8,468)	-2.0%	(8,204)	1.1%
Impairment	(128)	(361)	-64.7%	(29)	347.4%
Discounts Granted	(589)	(688)	-14.3%	(825)	-28.6%
Recovery of Loan Loans Written Off as Losses	978	1,070	-8.5%	720	35.9%
Retained Claims	**(381)**	**(367)**	**3.8%**	**(384)**	**-0.7%**
Other Operating Expenses	**(14,832)**	**(15,674)**	**-5.4%**	**(13,929)**	**6.5%**
Non-interest expenses	(12,481)	(13,173)	-5.3%	(11,680)	6.9%
Tax Expenses and Other[3]	(2,351)	(2,501)	-6.0%	(2,249)	4.5%
Income before Tax and Minority Interests	**13,439**	**12,971**	**3.6%**	**10,846**	**23.9%**
Income Tax and Social Contribution	**(4,218)**	**(4,067)**	**3.7%**	**(3,156)**	**33.6%**
Minority Interests in Subsidiaries	**(107)**	**(68)**	**57.9%**	**(41)**	**163.9%**
Recurring Managerial Result	**9,114**	**8,836**	**3.1%**	**7,649**	**19.2%**
Share	**93.3%**	**94.0%**	**-0.7 p.p.**	**90.7%**	**2.6 p.p.**
Return on Average Equity - Annualized[4]	**22.7%**	**22.2%**	**0.5 p.p.**	**21.1%**	**1.6 p.p.**

Latin America (In R$ million, end of period)	1Q24	4Q23	Δ	1Q23	Δ
Operating Revenues	**3,664**	**3,525**	**3.9%**	**3,952**	**-7.3%**
Managerial Financial Margin	2,814	2,759	2.0%	3,033	-7.2%
Financial margin with clients	2,745	2,827	-2.9%	3,181	-13.7%
Financial margin with the Market	69	(68)	-	(148)	-
Commissions and Fees	825	749	10.3%	904	-8.7%
Revenues from Insurance[2]	25	18	39.7%	15	68.7%
Cost of Credit	**(757)**	**(703)**	**7.7%**	**(749)**	**1.0%**
Provision for Loan Losses	(833)	(827)	0.8%	(806)	3.5%
Discounts Granted	(37)	(44)	-15.1%	(42)	-12.1%
Recovery of Loan Loans Written Off as Losses	113	168	-32.4%	98	16.2%
Retained Claims	**(2)**	**(2)**	**-5.8%**	**(1)**	**81.0%**
Other Operating Expenses	**(1,960)**	**(2,220)**	**-11.7%**	**(2,236)**	**-12.4%**
Non-interest expenses	(1,906)	(2,171)	-12.2%	(2,108)	-9.6%
Tax Expenses and Other[3]	(54)	(49)	9.6%	(128)	-57.8%
Income before Tax and Minority Interests	**946**	**600**	**57.6%**	**966**	**-2.1%**
Income Tax and Social Contribution	**(109)**	**115**	**-**	**(13)**	**751.5%**
Minority Interests in Subsidiaries	**(180)**	**(150)**	**19.8%**	**(167)**	**7.7%**
Recurring Managerial Result	**657**	**565**	**16.3%**	**786**	**-16.4%**
Share	**6.7%**	**6.0%**	**0.7 p.p.**	**9.3%**	**-2.6 p.p.**
Return on Average Equity - Annualized[4]	**14.9%**	**12.5%**	**2.4 p.p.**	**17.3%**	**-2.4 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 3.2% (Mar-24 vs. Dec-23)
- 1.7% (Mar-24 vs. Mar-23)
R$4.841
Mar-23 Dec-23 Mar-24
Colombian Peso vs. BRL
- 3.4% (Mar-24 vs. Dec-23)
- 15.1% (Mar-24 vs. Mar-23)
930.75
772.80
Mar-23 Dec-23 Mar-24
Uruguayan Peso vs. BRL
- 6.8% (Mar-24 vs. Dec-23)
- 1.8% (Mar-24 vs. Mar-23)
7.65
7.51
Mar-23 Dec-23 Mar-24
Chilean Peso vs. BRL
+ 7.9% (Mar-24 vs. Dec-23)
+ 25.8% (Mar-24 vs. Mar-23)
155.98
181.82
196.16
Mar-23 Dec-23 Mar-24
Paraguayan Guarani vs. BRL
- 1.4% (Mar-24 vs. Dec-23)
+ 4.8% (Mar-24 vs. Mar-23)
1,408
1,497
1,476
Mar-23 Dec-23 Mar-24

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.



France
England
Spain
Portugal
Luxembourg
Switzerland
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina[1]

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail

*Represents the totality of our operations abroad. (1) On November 3, 2023, all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold, in accordance with announcement to the market. We will continue serving corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units and the Itaú Unibanco S.A. representative office in Argentina.

Countries	Uruguay[1]	Chile	Paraguay	Colombia[2]	Latin America[3]	Other countries	Total
Employees	1,221	4,671	1,192	2,180	9,264	573	95,773
Branches & CSBs	22	141	36	68	267	-	3,401
ATMs	68	139	301	109	617	-	40,877

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panama; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

	Itaú Chile			Itaú Paraguay			Itaú Uruguay		
In R$ millions (in constant currency)	1Q24	4Q23	Δ	1Q24	4Q23	Δ	1Q24	4Q23	Δ
Operating Revenues	**2,275**	**2,143**	**6%**	**459**	**437**	**5%**	**1,099**	**1,038**	**6%**
Managerial Financial Margin	1,926	1,818	6%	314	309	2%	742	733	1%
Financial Margin with Clients	1,802	1,810	0%	265	264	0%	635	636	0%
Financial Margin with the Market	123	8	1512%	50	44	12%	108	97	11%
Commissions and Fees	349	325	7%	120	110	9%	356	305	17%
Result from Insurance, Pension Plan and Premium Bonds	-	(0)	-	25	18	38%	-	-	-
Cost of Credit	**(615)**	**(585)**	**5%**	**(39)**	**(13)**	**196%**	**(95)**	**(75)**	**26%**
Provision for Loan Losses	(704)	(721)	-2%	(41)	(19)	115%	(78)	(53)	46%
Discounts Granted	(19)	(22)	-11%	-	-	-	(18)	(24)	-22%
Recovery of Loans Written Off as Losses	108	158	-31%	2	6	-61%	1	2	-8%
Retained Claims	-	-	-	**(2)**	**(2)**	**-7%**	-	-	-
Other Operating Expenses	**(1,180)**	**(1,323)**	**-11%**	**(216)**	**(217)**	**0%**	**(474)**	**(555)**	**-15%**
Non-Interest Expenses	(1,135)	(1,283)	-12%	(208)	(208)	0%	(472)	(553)	-15%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(46)	(40)	14%	(8)	(9)	-8%	(2)	(2)	-22%
Income before Tax and Minority Interests	**479**	**235**	**104%**	**202**	**204**	**-1%**	**530**	**408**	**30%**
Income Tax and Social Contribution	**(18)**	**155**	-	**(54)**	**(56)**	**-4%**	**(158)**	**(117)**	**35%**
Minority Interests in Subsidiaries[1]	**(178)**	**(145)**	**22%**	-	-	-	-	-	**0%**
Recurring Net Income	**284**	**244**	**16%**	**148**	**148**	**0%**	**372**	**291**	**28%**
Return on Average Equity - Annualized	**9.6%**	**8.6%**	**1.0 p.p.**	**29.1%**	**29.1%**	**0.0 p.p.**	**47.5%**	**36.3%**	**11.2 p.p.**
Efficiency Ratio	**50.9%**	**61.0%**	**-10.1 p.p.**	**46.4%**	**49.0%**	**-2.6 p.p.**	**43.0%**	**53.4%**	**-10.3 p.p.**

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Higher margin with the market due to the volatility of interest rates and the realization of goodwill.
- Higher cost of credit due to the recovery of losses from a Corporate client incurred in 4Q23.
- Lower personnel expenses in connection with terminations, variable compensation, and lower expenses related to partnerships concentrated in 4Q23.

Itaú Paraguay

- Higher revenue from current account services and credit card activities.
- Higher provision for loan losses due to the assignment of the portfolio and improvements in the client portfolio in 4Q23.

Itaú Uruguay

- Higher margin with the market due to foreign exchange derivatives.
- Higher revenues from acquiring services and digital current accounts.
- Lower expenses due to higher technology, advisory and personnel expenses in 4Q23.

Additional Information

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the first quarter of 2024, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete consolidated financial statements under IFRS for the first quarter of 2024 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
		Mar/31/2024			Dec/31/2023	
Total Assets	**2,788,916**	**(180,221)**	**2,608,695**	**2,696,522**	**(153,422)**	**2,543,100**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,845,067	(43,030)	1,802,037	1,809,905	(44,140)	1,765,765
(-) Provision for Expected Loss at Amortized Cost [5]	(50,966)	3,850	(47,116)	(52,019)	4,480	(47,539)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	300,517	(168,499)	132,018	265,465	(135,259)	130,206
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(1,535)	1,386	(149)	(1,612)	1,445	(167)
Financial Assets at Fair Value Through Profit or Loss [4]	564,415	25,496	589,911	543,209	25,145	568,354
Insurance Contracts	-	106	106	-	141	141
Tax Assets [7]	78,136	(12,361)	65,775	77,506	(12,985)	64,521
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	53,282	12,831	66,113	54,068	7,751	61,819
Total Liabilities	**2,605,475**	**(190,457)**	**2,415,018**	**2,507,587**	**(163,537)**	**2,344,050**
Financial Assets at Amortized Cost [3 6]	2,161,478	(182,385)	1,979,093	2,099,489	(155,327)	1,944,162
Financial Assets at Fair Value Through Profit or Loss [4]	72,112	(1,209)	70,903	54,361	(1,030)	53,331
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	3,267	1,192	4,459	3,448	750	4,198
Insurance and Private Pension Contracts	279,884	(1,358)	278,526	271,840	(294)	271,546
Provisions	20,060	(1)	20,059	19,744	-	19,744
Tax Liabilities [7]	16,039	(6,673)	9,366	16,475	(7,273)	9,202
Other Liabilities	52,635	(23)	52,612	42,230	(363)	41,867
Total Stockholders' Equity	**183,441**	**10,236**	**193,677**	**188,935**	**10,115**	**199,050**
Non-controlling Interests	7,460	670	8,130	8,147	726	8,873
Total Controlling Stockholders' Equity [8]	175,981	9,566	185,547	180,788	9,389	190,177

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *		
	Mar/31/2024	1st Q/24	4th Q/23	1st Q/23
BRGAAP - Values Attributable to Controlling Stockholders	**175,981**	**9,583**	**9,172**	**8,179**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	2,602	(604)	926	(283)
(b) Adjustment to Fair Value of Financial Assets	(3,202)	(138)	313	(382)
(c) Criteria for Write-Off of Financial Assets	1,765	104	(878)	186
(d) Reversal for Amortization of Goodwill	4,054	166	142	144
(e) Adjustment to Fair Value of Derivatives	1,710	494	(798)	(257)
Other adjustments	2,637	207	(104)	(231)
IFRS - Values Attributable to Controlling Stockholders	**185,547**	**9,811**	**8,773**	**7,355**
IFRS - Values Attributable to Minority Stockholders	8,130	229	172	179
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**193,677**	**10,040**	**8,945**	**7,534**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(d) Reversal of the Amortization of Goodwill under BRGAAP.

(e) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

[9] More details in the Complete Financial Statements for the first quarter of 2024.

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and private securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin

The sum of earned premiums, retained claims and selling expenses.

Combined Ratio

The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value

Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding

Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency

Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)

A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I

The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital

Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital

The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital

Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital

The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets

Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business

Consists of the offering of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business

Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share

Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

pwc

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as of March 31, 2024, on which we issued an unmodified audit report dated May 6, 2024, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended at March 31, 2024.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2024, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, May 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

(This page was intentionally left blank)

1Q24

Itaú Unibanco Holding S.A.

Complete Financial Statements in BRGAAP

March 31, 2024

Management Report 1Q24

We're in the leading position on LinkedIn Top Companies

For the sixth year in a row, we have won the first place on the LinkedIn Top Companies list, which elects the best companies for growth and development for Brazilian professionals. We make a difference by transforming, providing opportunities and valuing a diverse team that builds the future with us.

Highlights of the first three months of 2024

Key indicators and ratios of our performance from January to March 2024 over the same period of the previous year:

Recurring **Managerial Result**

R$9.8 billion

1Q23 15.8% ▲

Credit **portfolio**[1]

R$1.2 trillion

1Q23 2.8% ▲

ROE **Recurring Managerial**

21.9%

1Q23 120 bps ▲

Performance 1Q24 X 1Q23

Financial Margin with Clients

R$25.8 billion

7.4% ▲

Efficiency Ratio

38.3%

-150 bps ▼

Tier 1 Capital Ratio

14.5%

100 bps ▲

The total credit portfolio[1] grew by 2.8%. The increase in the credit portfolio in Brazil was 6.6% and occurred in all segments: 2.6% in individuals, 10.2% in very small, small and middle market loans and 9.3% in corporate loans.

The positive effect of the growth in the credit portfolio, the higher liabilities' margin, in addition to better spreads, more than outweighed the lower result due to the mix of credit products and led to a 7.4% growth in financial margin with clients.

In the same vein, we had a reduction of 3.2% in the cost of credit and an increase of 64.3% in financial margin with the market.

The 4.9% increase in commissions and fees was mainly due to higher transaction volume from cards, both in issuance and in acquiring, in addition to the growth in fund management fees and investment bank.

An increase of 10.3% in the result from insurance, pension plan and premium bonds, associated with the positive evolution of earned premiums and premium bond revenues.

The non-interest expenses rose by 4.3% mainly due to increased investment in business and technology. Our 12-month accumulated efficiency ratio stood at 39.6% in consolidated terms and 37.6% in Brazil, both the lowest levels in the historical series.

(1) Includes financial guarantees provided and private securities.

We present below the key indicators comprising our results:

In R$ billions

Income information	1Q24	1Q23	Variation
Operating Revenues[1]	**40.4**	**37.4**	**7.8%**
Managerial Financial Margin	26.9	24.7	8.9%
Financial Margin with Clients	25.8	24.0	7.4%
Financial Margin with the Market	1.1	0.6	64.3%
Commissions and Fees	10.9	10.3	4.9%
Revenues from Insurance, Pension Plans and Premium Bonds	2.6	2.4	8.7%
Cost of Credit	(8.8)	(9.1)	-3.2%
Non-interest Expenses	(14.4)	(13.8)	4.3%
Recurring Managerial Result	**9.8**	**8.4**	**15.8%**
Net Income	9.6	8.2	17.2%
Recurring Managerial Return on Annualized Average Equity[2]	21.9%	20.7%	120 bps
Recurring on Annualized Average Equity[3]	21.5%	20.1%	140 bps

Shares	1Q24	1Q23	Variation
Net Income per Share - Basic - R$	**0.98**	**0.84**	**17.2%**
Book Value per Share - R$ (Outstanding on 03/31)	17.95	16.83	6.7%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.25	0.27	-6.4%
Average Financial Daily Trading Volume	1.4	1.8	-22.6%
B3 (ON+PN)	0.8	0.9	-12.0%
NYSE (ADR)	0.6	0.8	-34.1%
Market Capitalization[4]	339.3	243.5	39.4%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (4) Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives



We are the first bank in the world to join a global connectivity alliance

We became the first bank in the world to join the Wireless Broadband Alliance, a global alliance that brings together leading technology and telecommunications companies. This association gives us the opportunity of develop and experiment new technologies quickly, to contribute our experience as a financial institution in the Brazilian market, as well as having access to new trends and discussions about mobile technologies and communication.

Know more

We reached the agreement to acquire Avita to expand our operations in the guarantee insurance business

We announced the agreement to buy Avita, one of the leading brokers in the field of judicial guarantee insurance. The broker has an open online platform for quoting this type of insurance. The acquisition of Avita's insurtech business aims firstly to expand the distribution of judicial guarantee insurance for Itaú BBA's corporate clients. This agreement is part of our technological innovation strategy, as well as increasing our areas of operation and offering more open platform products to our clients. The conclusion of the operation is subject to analysis by the regulatory agencys.

Know more

Launch of new products and services

- We have launched a portfolio that automatically allocates real estate fund assets, according to the monthly recommendations of Itaú BBA specialists.

Know more

- We announced a partnership with REDE and Zoop, a pioneering start-up in the Fintech-as-a-service model in Brazil, to offer a split payment that allows the automatic division of the values received between the company and the other parties involved.

Know more

- We make it possible to contract in a 100% online and secure way National Social Security Institute (INSS) payroll loans on WhatsApp.

Know more

- We have launched a partnership with Comerc Energia, a company operating in the Brazilian Free Energy Market, with the aim of offering migration services to the Free Energy Market.

Know more

Acquisition of ZUP

On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação Ltda ("Zup") for R$575 million, subject to certain contractual adjustments.

This acquisition was implemented in three stages. In the first phase, which was concluded on March 31, 2020, we acquired 52.96% of Zup's total share capital and voting rights for approximately R$293 million and became its controlling shareholder. In the second phase, which closed on May 31, 2023, we acquired an additional 19.6% stake in Zup's share capital. Additionally, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of the total share capital of one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, becoming its sole shareholder.

Awards and recognitions


itaú
We are Brazil's 2nd best
business reputation
company!
10 anos merco

We won first place in the companies of the financial sector category and we came second place in the Merco Corporate Reputation ranking. Merco conducts a survey of various stakeholders in Brazilian institutions and draws up a list of 100 companies that stand out for creating a solid reputation.

JP Morgan Chase Bank is Our New Depositary Bank

We announce that on January 31st, 2024, JP Morgan became our new depositary bank of the Company's American Depositary Receipt (ADR) Program traded on the New York Stock Exchange (NYSE). The holders of ADRs are not required to take any measures regarding this change.

Access the Announcement to the Market

Payment of Interest on Capital

We inform the Board of Directors approval, on March 4th, the payment of interest on capital to stockholders, in the amount of R$0.2418 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.20553 per share*, which will be made until August 31st, 2024, based on the final stockholding position recorded on March 21st, 2024, with their shares traded ex-rights starting March 22nd, 2024.

Access the Material Fact

*Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Governance: election of new members of the Board of Directors

At the Annual General Stockholders' Meeting held on April 23, 2024, two new independent members to the board of directors were elected, Fabricio Bloisi Rocha and Paulo Antunes Veras. Both have an entrepreneurial profile and will be able to contribute with their vast knowledge and experience in innovation and technology, to support the construction of the Itaú Unibanco of the future, increasingly digital and connected with our clients. We express our gratitude for the years of dedication and relevant contributions of Frederico Trajano Inácio Rodrigues, who will leave the Board to dedicate himself fully to his mandate as CEO of Magalu. In this context, our current Board of Directors has 53.8% independent members.

Access the General Stockholders' Meeting Manual

Reports

On April, we published the Integrated Annual Report, the ESG Report, ESG Indicators Spreadsheet and the Form 20-F from the year of 2023. The documents present a strategic vision of our business, our financial results, the allocation of our resources and other issues that are relevant to our stakeholders.



Integrated
Annual
Report
2023

Integrated Annual Report

A strategic overview summarizing the value creation process, highlighting the business context, organizational profile, strategy, risks and opportunities, and capital performance.

Access the Integrated Annual Report



ESG
Report
2023

ESG Report

A complete and detailed overview of environmental, social, governance and climate topics, highlighting management and business practices, targets and performance. The report also includes indicators related to key international sustainability guidelines.

Access the ESG Report



Supplementary
Index
2023
Itaú Unibanco Holding S.A.

Supplementary Index

A summary of metrics in adherence with GRI, SASB, SDG, PRB and PRSAC Effectiveness Plan guidelines.

Access the Supplementary Index



ESG
indicators
2023

ESG Indicators

A spreadsheet showcasing the main quantitative indicators for the last three years.

Access the ESG Indicators

Form 20-F

Form 20-F is an annual regulatory document that we submit to the Securities and Exchange Commission (SEC), the capital markets regulator in the United States of America, since we have an American Depositary Receipt (ADR) program that is traded on the New York Stock Exchange (NYSE). In this report, we provide information about our financial health and ADR program, as well as talk about the Brazilian regulatory context and risk factors that may impact the Brazilian financial sector.

Access the Form 20-F

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on May 06, 2024).

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Fabricio Bloisi Rocha (2)
Frederico Trajano Inácio Rodrigues (3)
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Paulo Antunes Veras (2)
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgilio Vita Neto
Marina Fagundes Bellini
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Cristiano Guimarães Duarte
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Maira Blini de Carvalho
Mário Newton Nazareth Miguel
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (1)
Rubens Fogli Netto
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes (4)
Vinícius Santana

1) Group Head of Corporate Strategy, Investor Relations and Corporate Development.
2) Elected at the Annual General Stockholders' Meetings of 04/23/2024, in the approval phase by BACEN.
3) Not reppointed to the position at the Annual General Stockholders' Meetings of 04/23/2024, and will remain in office until the installation of the new elected ones.
4) Not re-elected at the Meeting of the Board of Directors of 04/25/2024.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Antonio Rafael de Souza
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Villa
Fabio Rodrigo Reis Oliveira
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro

Officers (continued)

Flavio Ribeiro Iglesias
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Guilhermo Luiz Bressane Gomes (1)
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Odacir José Fernandes Peixoto
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Prates Rodrigues
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Eduardo de Faria Penteado
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli
Valéria Aparecida Marretto
Vinicius Santana
Wagner Bettini Sanches

1) Resignation recorded Officer on April 05, 2024.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	03/31/2024	12/31/2023
Current and Non-current assets		**2,754,657**	**2,656,713**
Cash		**34,344**	**32,001**
Interbank investments	**2b IV, 4**	**317,025**	**286,980**
Money market		262,895	233,812
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	3,019	2,177
Interbank deposits		51,111	50,991
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**1,025,450**	**984,279**
Own portfolio		358,111	361,639
Subject to repurchase commitments		195,812	182,290
Pledged in guarantee		65,389	59,806
Securities under resale agreements with free movement		50,347	47,730
Deposited with the Central Bank of Brazil		4,192	4,079
Derivative financial instruments		72,616	56,383
Assets guaranteeing technical provisions	8b	278,983	272,352
Interbank accounts		**223,621**	**229,052**
Pending settlement		80,876	83,321
Central Bank of Brazil deposits		142,426	145,404
National Housing System (SFH)		-	7
Correspondents		319	320
Interbranch accounts		**15**	**55**
Loan, lease and other credit operations	**6**	**850,861**	**855,343**
Operations with credit granting characteristics	2b VII	901,827	907,362
(Provision for loan losses)	2b IX	(50,966)	(52,019)
Other receivables		**295,305**	**263,428**
Current tax assets		12,961	14,240
Deferred tax assets	11b I	65,477	63,509
Sundry	10a	216,867	185,679
Other assets	**2b XI**	**8,036**	**5,575**
Assets held for sale		679	664
(Valuation allowance)		(214)	(248)
Other non-financial assets		2,480	10
Unearned reinsurance premiums		49	45
Prepaid expenses	2b XI, 10c	5,042	5,104
Permanent assets		**34,259**	**39,809**
Investments	**2b XII**	**8,029**	**13,180**
Associates and joint ventures		7,808	7,587
Other investments		221	5,600
(Allowance for losses)		-	(7)
Real estate	**2b XIII, 13**	**8,989**	**9,023**
Fixed assets		6,815	6,733
Other fixed assets		17,363	17,328
(Accumulated depreciation)		(15,189)	(15,038)
Goodwill and Intangible assets	**2b XIV, 2b XV, 14**	**17,241**	**17,606**
Goodwill		914	979
Intangible assets		42,638	42,087
(Accumulated amortization)		(26,311)	(25,460)
Total assets		**2,788,916**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	03/31/2024	12/31/2023
Current and Non-current liabilities		**2,605,475**	**2,507,587**
Deposits	**2b IV, 7b**	**965,331**	**951,352**
Demand deposits		106,275	105,634
Savings deposits		174,171	174,765
Interbank deposits		6,429	6,448
Time deposits		670,733	656,591
Other deposits		7,723	7,914
Deposits received under securities repurchase agreements	**2b IV, 7c**	**397,185**	**389,311**
Own portfolio		192,063	178,775
Third-party portfolio		125,758	134,807
Free portfolio		79,364	75,729
Funds from acceptances and issuance of securities	**2b IV, 7d**	**302,988**	**301,635**
Real estate, mortgage, credit and similar notes		228,916	228,414
Foreign loans through securities		62,737	62,999
Funding from structured operations certificates		11,335	10,222
Interbank accounts		**89,045**	**86,553**
Pending settlement		86,011	86,204
Correspondents		3,034	349
Interbranch accounts		**13,618**	**9,551**
Third-party funds in transit		13,610	9,549
Internal transfer of funds		8	2
Borrowing and onlending	**2b IV, 7e**	**108,605**	**99,788**
Borrowing		95,612	86,701
Onlending		12,993	13,087
Derivative financial instruments	**2b VI, 5f**	**71,003**	**53,495**
Technical provision for insurance, pension plan and premium bonds	**2b XVI, 8a**	**283,015**	**274,994**
Allowance for financial guarantees provided and loan commitments	**6c**	**3,162**	**3,361**
Provisions	**9b**	**17,451**	**17,110**
Other liabilities		**354,072**	**320,437**
Current tax liabilities	2b XVII, 2b XVIII, 11c	11,431	12,841
Deferred tax liabilities	2b XVIII, 11b II	7,217	6,267
Subordinated debt	7f	47,608	46,677
Sundry	10d	287,816	254,652
Total stockholders' equity of controlling shareholders	**15**	**175,981**	**180,788**
Capital		90,729	90,729
Capital reserves		2,055	2,617
Revenue reserves		90,440	95,205
Other comprehensive income	2b V, 2b VI	(7,175)	(7,752)
(Treasury shares)		(68)	(11)
Non-controlling interests	15e	7,460	8,147
Total stockholders' equity		**183,441**	**188,935**
Total liabilities and stockholders' equity		**2,788,916**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
Income related to financial operations		**71,848**	**65,359**
Loan, lease and other credit operations		33,519	32,630
Securities, derivative financial instruments and other		28,912	24,372
Financial income related to insurance, pension plan and premium bonds operations		5,742	5,976
Foreign exchange operations		731	(597)
Compulsory deposits		2,944	2,978
Expenses related to financial operations		**(46,435)**	**(43,469)**
Money market		(36,609)	(37,186)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(5,552)	(5,763)
Borrowing and onlending		(4,274)	(520)
Income related to financial operations before loan losses		**25,413**	**21,890**
Result of provision for loan losses	6	**(7,990)**	**(7,897)**
Expenses for provision for loan losses		(9,067)	(8,801)
Income related to recovery of credits written off as loss		1,077	904
Gross income related to financial operations		**17,423**	**13,993**
Other operating revenues / (expenses)		**(5,090)**	**(4,320)**
Commissions and banking fees	10e	11,919	11,681
Result from insurance, pension plan and premium bonds operations		1,416	1,270
Personnel expenses	10f	(7,361)	(7,044)
Other administrative expenses	10g	(6,102)	(6,073)
Provision expenses	9b	(924)	(586)
Provision for lawsuits civil		(274)	(206)
Provison for labor claims		(647)	(377)
Provison for tax and social security obligations and Other risks		(3)	(3)
Tax expenses	2b XVIII, 11a II	(2,418)	(2,444)
Equity in earnings of associates, joint ventures and other investments		277	184
Other operating revenues		2,538	1,336
Other operating expenses	10h	(4,435)	(2,644)
Operating income		**12,333**	**9,673**
Non-operating income	**3**	**104**	**126**
Income before taxes on income and profit sharing		**12,437**	**9,799**
Income tax and social contribution	**2b XVIII, 11a I**	**(2,517)**	**(1,400)**
Due on operations for the period		(3,473)	(2,639)
Related to temporary differences		956	1,239
Profit sharing – Management Members - Statutory	**16b**	**(111)**	**(59)**
Non-controlling interests	**15e**	**(226)**	**(161)**
Net income		**9,583**	**8,179**
Earnings per share - Basic	**18**		
Common		0.98	0.84
Preferred		0.98	0.84
Earnings per share - Diluted	**18**		
Common		0.97	0.83
Preferred		0.97	0.83
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,826,869,491	4,833,480,639
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,886,339,764	4,874,904,063

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
Consolidated net income		**9,809**	**8,340**
Financial assets available for sale		(192)	(515)
Change in fair value		(633)	(1,740)
Tax effect		133	732
(Gains) / losses transferred to income statement		559	896
Tax effect		(251)	(403)
Hedge		292	48
Cash flow hedge	5f V	27	75
Change in fair value		54	151
Tax effect		(27)	(76)
Hedge of net investment in foreign operation	5f V	265	(27)
Change in fair value		467	(47)
Tax effect		(202)	20
Remeasurements of liabilities for post-employment benefits [1]		(9)	(5)
Remeasurements	19	(12)	(10)
Tax effect		3	5
Foreign exchange variation in foreign investments		486	(164)
Total other comprehensive income		**577**	**(636)**
Total comprehensive income		**10,386**	**7,704**
Comprehensive income attributable to the owners of the parent company		**10,160**	**7,543**
Comprehensive income attributable to non-controlling interests		**226**	**161**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Attributed to owners of the parent company											
						Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	**(1,520)**	**2,984**	**(7,256)**	**-**	**160,925**	**8,810**	**169,735**
Transactions with owners		-	(47)	(413)	-	-	-	-	-	-	(460)	251	**(209)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	(689)	-	**(689)**
Result of delivery of treasury shares	15	-	642	(7)	-	-	-	-	-	-	635	-	**635**
Recognition of share-based payment plans		-	-	(406)	-	-	-	-	-	-	(406)	-	**(406)**
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	251	**251**
Other (3)		-	-	-	(36)	-	-	-	-	-	(36)	-	**(36)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	46	46	-	**46**
Total comprehensive income		-	-	-	-	(515)	(5)	(164)	48	8,179	7,543	161	**7,704**
Consolidated net income		-	-	-	-	-	-	-	-	8,179	8,179	161	**8,340**
Other comprehensive income		-	-	-	-	(515)	(5)	(164)	48	-	(636)	-	**(636)**
Appropriations:													
Legal reserve		-	-	-	389	-	-	-	-	(389)	-	-	**-**
Statutory reserves		-	-	-	4,750	-	-	-	-	(4,750)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(81)	**(81)**
Interest on capital		-	-	-	-	-	-	-	-	(3,086)	(3,086)	-	**(3,086)**
Total - 03/31/2023	**15**	**90,729**	**(118)**	**2,064**	**81,703**	**(3,534)**	**(1,525)**	**2,820**	**(7,207)**	**-**	**164,932**	**9,141**	**174,073**
Change in the period		**-**	**(47)**	**(413)**	**5,103**	**(515)**	**(5)**	**(164)**	**48**	**-**	**4,007**	**331**	**4,338**
Total - 01/01/2024		**90,729**	**(11)**	**2,617**	**95,206**	**(1,996)**	**(1,844)**	**2,630**	**(6,542)**	**-**	**180,788**	**8,147**	**188,935**
Transactions with owners		-	(57)	(562)	-	-	-	-	-	-	(619)	(564)	**(1,183)**
Acquisition of treasury shares	15	-	(901)	-	-	-	-	-	-	-	(901)	-	**(901)**
Result of delivery of treasury shares	15	-	844	(20)	-	-	-	-	-	-	824	-	**824**
Recognition of share-based payment plans		-	-	(542)	-	-	-	-	-	-	(542)	-	**(542)**
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	(564)	**(564)**
Corporate reorganization	2b I, 3	-	-	-	(234)	-	-	-	-	-	(234)	-	**(234)**
Other		-	-	-	(238)	-	-	-	-	-	(238)	-	**(238)**
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	(11,000)	-	**(11,000)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	13	13	-	**13**
Total comprehensive income		-	-	-	-	(192)	(9)	486	292	9,583	10,160	226	**10,386**
Consolidated net income		-	-	-	-	-	-	-	-	9,583	9,583	226	**9,809**
Other comprehensive income		-	-	-	-	(192)	(9)	486	292	-	577	-	**577**
Appropriations:													
Legal reserve		-	-	-	441	-	-	-	-	(441)	-	-	**-**
Statutory reserves		-	-	-	6,266	-	-	-	-	(6,266)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(349)	**(349)**
Interest on capital		-	-	-	-	-	-	-	-	(2,889)	(2,889)	-	**(2,889)**
Total - 03/31/2024	**15**	**90,729**	**(68)**	**2,055**	**90,440**	**(2,188)**	**(1,853)**	**3,116**	**(6,250)**	**-**	**175,981**	**7,460**	**183,441**
Change in the period		**-**	**(57)**	**(562)**	**(4,766)**	**(192)**	**(9)**	**486**	**292**	**-**	**(4,807)**	**(687)**	**(5,494)**

1) Includes the share in Other Comprehensive Income of investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.
3) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
Adjusted net income		**12,691**	**23,092**
Net income		9,583	8,179
Adjustments to net income:		3,108	14,913
Share-based payment		(466)	(357)
Effects of changes in exchange rates on cash and cash equivalents		(5,370)	6,773
Provision for loan losses	6c	9,067	8,801
Income from interest and foreign exchange variation from operations with subordinated debt		1,240	532
Change in technical provisions for insurance, pension plan and premium bonds		5,548	3,277
Depreciation and amortization		1,731	1,613
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	269	292
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	849	648
Revenue from update / charges on deposits in guarantee	9b	(191)	(229)
Deferred taxes (excluding hedge tax effects)		(183)	37
Equity in earnings of associates, joint ventures and other investments		(277)	(184)
Income from foreign exchange and income related to available for sale securities		(7,023)	(5,448)
Income from foreign exchange and income related to held to maturity securities		(3,086)	(1,717)
Income from sale of available for sale financial assets		559	896
Income from sale of investments and fixed assets		4	2
Income from non-controlling interests	15e	226	161
Other		211	(184)
Change in assets and liabilities		**40,307**	**29,860**
(Increase) / decrease in assets			
Interbank investments		866	14,426
Securities and derivative financial instruments (assets / liabilities)		(3,265)	(3,505)
Central Bank of Brazil deposits		2,978	(10,037)
Interbank and interbranch accounts (assets / liabilities)		9,052	(1,650)
Loan, lease and other credit operations		(4,585)	(14,703)
Other receivables and other assets		(6,019)	25,731
(Decrease) / increase in liabilities			
Deposits		13,979	43,396
Deposits received under securities repurchase agreements		7,874	68
Funds from acceptances and issuance of securities		1,353	20,230
Borrowing and onlending		8,817	(12,144)
Technical provision for insurance, pension plan and premium bonds		2,476	2,225
Provisions and Other liabilities		11,509	(30,586)
Payment of income tax and social contribution		(4,728)	(3,591)
Net cash provided by / (used in) operating activities		**52,998**	**52,952**
Dividends / Interest on capital received from associates and joint ventures		44	34
Funds received from sale of available for sale securities		14,355	3,408
Funds received from redemption of held to maturity securities		30,625	17,411
Disposal of Investments		123	-
Disposal of Fixed assets		38	40
Termination of Intangible asset agreements		-	20
(Purchase) of Available for sale securities		(38,497)	(30,086)
(Purchase) of Held to maturity securities		(12,808)	(4,085)
(Purchase) of Investments	3	(280)	(102)
(Purchase) of Fixed assets		(392)	(472)
(Purchase) of Intangible assets	14	(1,132)	(1,769)
Net cash provided by / (used in) investing activities		**(7,924)**	**(15,601)**
Subordinated debt obligations raisings		979	-
Subordinated debt obligations redemptions		(1,288)	(398)
Change in non-controlling interests		(564)	251
Acquisition of treasury shares		(901)	(689)
Result of delivery of treasury shares		748	586
Dividends and interest on capital paid to non-controlling interests	15a	(349)	(81)
Dividends and interest on capital paid		(15,815)	(2,556)
Net cash provided by / (used in) financing activities		**(17,190)**	**(2,887)**
Net increase / (decrease) in cash and cash equivalents		**27,884**	**34,464**
Cash and cash equivalents at the beginning of the period		106,835	85,183
Effects of changes in exchange rates on cash and cash equivalents		5,370	(6,773)
Cash and cash equivalents at the end of the period	2b III	140,089	112,874
Cash		34,344	33,007
Interbank deposits		4,348	11,900
Money market - Collateral held		101,397	67,967

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
Income		**80,608**	**73,152**
Financial operations		72,621	66,636
Commissions and Banking Fees	10e	11,919	11,681
Result from insurance, pension plan and premium bonds operations		1,416	1,270
Result from loan losses	6	(7,990)	(7,897)
Other		2,642	1,462
Expenses		**(51,147)**	**(46,322)**
Financial operations		(46,435)	(43,469)
Other		(4,712)	(2,853)
Inputs purchased from third parties		**(4,492)**	**(4,458)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(1,904)	(1,969)
Other		(2,588)	(2,489)
Data processing and telecommunications	10g	(1,212)	(1,199)
Advertising, promotions and publication	10g	(512)	(412)
Installations and Materials		(535)	(541)
Other		(329)	(337)
Gross added value		**24,969**	**22,372**
Depreciation and amortization	**10g**	**(1,339)**	**(1,261)**
Net added value produced by the company		**23,630**	**21,111**
Added value received through transfer - Results of equity method		**277**	**184**
Total added value to be distributed		**23,907**	**21,295**
Distribution of added value		**23,907**	**21,295**
Personnel		**7,115**	**6,545**
Direct compensation		5,543	5,017
Benefits		1,273	1,232
FGTS – government severance pay fund		299	296
Taxes, fees and contributions		**6,712**	**6,056**
Federal		6,270	5,638
Municipal		442	418
Return on third parties' capital - Rent		**271**	**354**
Return on capital		**9,809**	**8,340**
Dividends and interest on capital		2,889	3,086
Retained earnings attributable to controlling shareholders		6,694	5,093
Retained earnings attributable to non-controlling shareholders		226	161

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	03/31/2024	12/31/2023
Current and Non-current assets		**223,428**	**229,349**
Cash		**2,324**	**2,365**
Interbank investments	**2b IV, 4**	**35,856**	**48,755**
Money market		12,718	26,399
Interbank deposits		23,138	22,356
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**4,809**	**3,253**
Own portfolio		4,626	3,026
Derivative financial instruments		183	227
Interbranch accounts		**15**	**54**
Loan, lease and other credit operations	**6**	**141,552**	**143,370**
Operations with credit granting characteristics	2b VII	154,195	156,497
(Provision for loan losses)	2b IX	(12,643)	(13,127)
Other receivables		**38,067**	**30,608**
Current tax assets		4,660	4,170
Deferred tax assets	11b I	14,754	13,946
Income receivable		12,385	6,151
Deposits in guarantee for contingent, provisions and legal obrigations		1,895	1,896
Sundry		4,373	4,445
Other assets	**2b XI**	**805**	**944**
Assets held for sale		42	45
(Valuation allowance)		(6)	(7)
Prepaid expenses		769	906
Permanent assets		**181,312**	**178,978**
Investments	**2b XII, 12**	**180,928**	**178,587**
Subsidiaries		180,928	178,587
Real estate	**2b XIII**	**3**	**4**
Other fixed assets		14	14
(Accumulated depreciation)		(11)	(10)
Intangible assets	**2b XIV**	**381**	**387**
Intangible assets		3,068	3,068
(Accumulated amortization)		(2,687)	(2,681)
Total assets		**404,740**	**408,327**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**227,398**	**225,822**
Deposits	**2b IV**	**84,829**	**82,678**
Demand deposits		102	125
Interbank deposits		84,727	82,553
Deposits received under securities repurchase agreements	**2b IV**	**1,501**	**1,434**
Free portfolio		1,501	1,434
Funds from acceptances and issuance of securities	**2b IV, 7d**	**4,631**	**4,049**
Real estate, mortgage, credit and similar notes		1,494	1,003
Foreign loans through securities		3,137	3,046
Interbank accounts		**57,742**	**59,258**
Pending settlement		57,742	59,258
Derivative financial instruments	**2b VI, 5f**	**9**	**-**
Allowance for loan commitments	**6c**	**616**	**552**
Provisions		**1,153**	**1,265**
Other liabilities		**76,917**	**76,586**
Current tax liabilities	2b XVII, 2b XVIII, 11c	2,029	1,220
Deferred tax liabilities	11b II	541	632
Social and statutory		2,477	4,746
Subordinated debt	7f	41,739	39,571
Sundry		30,131	30,417
Stockholders' equity	**15**	**177,342**	**182,505**
Capital		90,729	90,729
Capital reserves		2,055	2,617
Revenue reserves		88,192	93,729
Other comprehensive income	2b V, 2b VI	(3,566)	(4,559)
(Treasury shares)		(68)	(11)
Total liabilities and stockholders' equity		**404,740**	**408,327**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
Income related to financial operations		**5,831**	**5,575**
Loan, lease and other credit operations		4,415	4,332
Securities, derivative financial instruments and other		1,471	1,244
Foreign exchange operations		(55)	(1)
Expenses related to financial operations		**(3,408)**	**(3,841)**
Money market		(3,232)	(3,571)
Borrowing and onlending		(176)	(270)
Income related to financial operations before loan losses		**2,423**	**1,734**
Result of provision for loan losses	6	**(2,715)**	**(2,974)**
Expenses for provision for loan losses		(3,023)	(3,146)
Income related to recovery of credits written off as loss		308	172
Gross income related to financial operations		**(292)**	**(1,240)**
Other operating revenues / (expenses)		**8,372**	**8,042**
Commissions and banking fees		2,779	2,571
Personnel expenses		(43)	(43)
Other administrative expenses		(1,287)	(1,259)
Provision expenses		31	(38)
Provision for lawsuits civil		(26)	(32)
Provison for labor claims		3	(6)
Provison for tax and social security obligations and Other risks		54	-
Tax expenses	11a II	(442)	(412)
Equity in earnings of subsidiaries	12	8,360	8,098
Other operating revenues / (expenses)		(1,026)	(875)
Operating income		**8,080**	**6,802**
Non-operating income		**(1)**	**(7)**
Income before taxes on income and profit sharing		**8,079**	**6,795**
Income tax and social contribution	2b XVIII	**742**	**982**
Due on operations for the period		(162)	(208)
Related to temporary differences		904	1,190
Profit sharing – Management Members - Statutory		**(10)**	**(4)**
Net income		**8,811**	**7,773**
Earnings per share - Basic			
Common		0.90	0.79
Preferred		0.90	0.79
Earnings per share - Diluted			
Common		0.89	0.79
Preferred		0.89	0.79
Weighted average number of outstanding shares - Basic			
Common		4,958,290,359	4,958,290,359
Preferred		4,826,869,491	4,833,480,639
Weighted average number of outstanding shares - Diluted			
Common		4,958,290,359	4,958,290,359
Preferred		4,886,339,764	4,874,904,063

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	01/01 to 03/31/2024	01/01 to 03/31/2023
Net income	**8,811**	**7,773**
Financial assets available for sale	208	(284)
Change in fair value	48	-
Tax effect	(23)	-
Associates / Subsidiaries	183	(284)
Hedge	307	50
Cash flow hedge	42	76
Change in fair value	(3)	(57)
Tax effect	2	27
Associates / Subsidiaries	43	106
Hedge of net investment in foreign operation	265	(26)
Change in fair value	316	(147)
Tax effect	(120)	62
Associates / Subsidiaries	69	59
Remeasurements of liabilities for post-employment benefits (1)	(8)	(5)
Associates / Subsidiaries	(8)	(5)
Foreign exchange variation in foreign investments	486	(163)
Change in fair value	(125)	231
Associates / Subsidiaries	611	(394)
Total other comprehensive income	**993**	**(402)**
Total comprehensive income	**9,804**	**7,371**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income: Available for sale securities Adjustments	Other comprehensive income: Remeasurements of liabilities of post-employment benefits	Other comprehensive income: Conversion adjustments of foreign investments	Other comprehensive income: Gains and losses – Hedge[1]	Retained earnings	Total
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Transactions with owners		-	(47)	(413)	-	-	-	-	-	-	**(460)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	**(689)**
Result of delivery of treasury shares	15	-	642	(7)	-	-	-	-	-	-	**635**
Recognition of share-based payment plans		-	-	(406)	-	-	-	-	-	-	**(406)**
Other[2]		-	-	-	(37)	-	-	-	-	-	**(37)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	46	**46**
Total comprehensive income		-	-	-	-	(284)	(5)	(163)	50	7,773	**7,371**
Net income		-	-	-	-	-	-	-	-	7,773	**7,773**
Other comprehensive income		-	-	-	-	-	-	231	(115)	-	**116**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(284)	(5)	(394)	165	-	**(518)**
Appropriations											
Legal reserve		-	-	-	389	-	-	-	-	(389)	**-**
Statutory reserves		-	-	-	4,344	-	-	-	-	(4,344)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(3,086)	**(3,086)**
Total - 03/31/2023	**15**	**90,729**	**(118)**	**2,064**	**79,799**	**(2,359)**	**(1,525)**	**1,953**	**(4,609)**	**-**	**165,934**
Change in the period		**-**	**(47)**	**(413)**	**4,696**	**(284)**	**(5)**	**(163)**	**50**	**-**	**3,834**
Total - 01/01/2024		**90,729**	**(11)**	**2,617**	**93,729**	**(127)**	**(1,844)**	**1,392**	**(3,980)**	**-**	**182,505**
Transactions with owners		-	(57)	(562)	-	-	-	-	-	-	**(619)**
Acquisition of treasury shares	15	-	(901)	-	-	-	-	-	-	-	**(901)**
Result of delivery of treasury shares	15	-	844	(20)	-	-	-	-	-	-	**824**
Recognition of share-based payment plans		-	-	(542)	-	-	-	-	-	-	**(542)**
Corporate reorganization	2b I, 3	-	-	-	(234)	-	-	-	-	-	**(234)**
Other		-	-	-	(238)	-	-	-	-	-	**(238)**
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	**(11,000)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	13	**13**
Total comprehensive income		-	-	-	-	208	(8)	486	307	8,811	**9,804**
Net income		-	-	-	-	-	-	-	-	8,811	**8,811**
Other comprehensive income		-	-	-	-	25	-	(125)	195	-	**95**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	183	(8)	611	112	-	**898**
Appropriations											
Legal reserve		-	-	-	441	-	-	-	-	(441)	**-**
Statutory reserves		-	-	-	5,494	-	-	-	-	(5,494)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(2,889)	**(2,889)**
Total - 03/31/2024	**15**	**90,729**	**(68)**	**2,055**	**88,192**	**81**	**(1,852)**	**1,878**	**(3,673)**	**-**	**177,342**
Change in the period		**-**	**(57)**	**(562)**	**(5,537)**	**208**	**(8)**	**486**	**307**	**-**	**(5,163)**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

2) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
Adjusted net income		**3,597**	**2,719**
Net income		8,811	7,773
Adjustments to net income:		(5,214)	(5,054)
Share-based payment		(466)	(357)
Provision for loan losses	6c	3,023	3,146
Income from interest and foreign exchange variation from operations with subordinated debt		1,549	(336)
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		10	-
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		24	-
Revenue from update / charges on deposits in guarantee		(106)	-
Deferred taxes		(904)	(1,190)
Equity in earnings of subsidiaries	12	(8,360)	(8,098)
Amortization of goodwill		11	11
Income from foreign exchange and income related to available for sale securities		(121)	-
Effects of changes in exchange rates on cash and cash equivalents		47	1,765
Other		79	5
Change in assets and liabilities		**(876)**	**(2,854)**
(Increase) / decrease in assets			
Interbank investments		(951)	7,757
Securities and derivative financial instruments		53	(327)
Interbank and interbranch accounts (assets / liabilities)		(1,477)	(3,237)
Loan, lease and other credit operations		(1,205)	(2,525)
Other receivables and Other assets		547	288
(Decrease) / increase in liabilities			
Deposits		2,151	2,432
Deposits received under securities repurchase agreements		67	-
Funds from acceptances and issuance of securities		582	(5,359)
Borrowing and onlending		-	(48)
Provisions and Other liabilities		(643)	(672)
Payment of income tax and social contribution		-	(1,163)
Net cash provided by / (used in) operating activities		**2,721**	**(135)**
Dividends and interest on capital received		236	4,702
(Purchase) / disposal of Investments		(21)	(500)
(Purchase) / disposal of Fixed assets		-	19
(Purchase) of Available for sale securities		(1,431)	-
Net cash provided by / (used in) investing activities		**(1,216)**	**4,221**
Subordinated debt obligations raisings		979	-
Subordinated debt obligations redemptions		(360)	207
Result of delivery of treasury shares		748	586
Acquisition of treasury shares		(901)	(689)
Dividends and interest on capital paid		(15,815)	(2,556)
Net cash provided by / (used in) financing activities		**(15,349)**	**(2,452)**
Net increase / (decrease) in cash and cash equivalents		**(13,844)**	**1,634**
Cash and cash equivalents at the beginning of the period		27,330	13,998
Effects of changes in exchange rates on cash and cash equivalents		(47)	(1,765)
Cash and cash equivalents at the end of the period	2b III	13,439	13,867
Cash		2,324	2,564
Money market - Collateral held		11,115	11,303

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
Income		**6,936**	**6,282**
Financial operations		5,831	5,575
Commissions and banking fees		2,779	2,571
Result from provision for loan losses		(2,715)	(2,974)
Other		1,041	1,110
Expenses		**(4,467)**	**(4,781)**
Financial operations		(3,408)	(3,841)
Other		(1,059)	(940)
Inputs purchased from third parties		**(1,286)**	**(1,259)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(275)	(283)
Advertising, promotions and publication		(63)	(67)
Other		(948)	(909)
Gross added value		**1,183**	**242**
Deprecitation and amortization		**(18)**	**(16)**
Net added value produced by the company		**1,165**	**226**
Added value received through transfer - Results of equity method	**12**	**8,360**	**8,098**
Total added value to be distributed		**9,525**	**8,324**
Distribution of added value		**9,525**	**8,324**
Personnel		24	25
Direct compensation		22	23
Benefits		2	2
Taxes, fees and contributions		689	526
Federal		625	468
Municipal		64	58
Return on third parties' capital - Rent		1	-
Return on capital		8,811	7,773
Dividends and interest on capital		2,889	3,086
Retained earnings to shareholders		5,922	4,687

The accompanying notes are an integral part of these financial statements.

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on May 06, 2024.

Note 2 - Material accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future economic benefits and Purchase Price Allocation reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, as from July 1st, 2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 – Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency[1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				03/31/2024	12/31/2023	03/31/2024	12/31/2023
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income.

For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

Own liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis.

V - Securities

These are recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** May be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Except for non-redeemable shares, when there the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity, they are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivatives and use of hedge accounting

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders' Equity. The ineffective portion is recorded directly in the Statement of Income.

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders' Equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loan, lease and other credit operations (operations with credit granting characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments (non-performing operations). Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Fair value of financial instruments

To measure fair value, appraisal techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of the data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17.

IX - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.

- Highest risk classification according to the operation, client, default, renegotiation, among others.

X - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XI - Other assets

Other assets are composed of Other non-financial assets, Assets held for sale, Unearned reinsurance premiums and Prepaid expenses.

Other non-financial assets comprise, mainly, encrypted digital assets that can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

XII - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

XIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

XIV - Goodwill and Intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

XV - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XVI - Insurance, private pension and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums are accounted for over the term of the contracts in proportion to the amount of the insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue.

Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating.

Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability.

Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semianually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date.

Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ).

XVII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

- Probable: a provision is recognized.

- Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.

- Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass Lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual Lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 9.

XVIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in Other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account and economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders' agreement with Corp Group. In July 2022, the shareholders' agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE's capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE's capital.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO

HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 millions), thus generating an impact on the result of the third quarter of 2023 of R$ (1,212).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

Note 4 - Interbank investments

The accounting policy on interbank investments is presented in Note 2b IV.

	03/31/2024						12/31/2023	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**224,792**	**37,866**	**-**	**237**	**262,895**	**82.9%**	**233,812**	**81.4%**
Collateral held	100,484	6,633	-	237	107,354	33.9%	67,722	23.6%
Collateral repledge	117,694	3,452	-	-	121,146	38.2%	133,189	46.3%
Assets received as collateral with right to sell or repledge	2,643	2,891	-	-	5,534	1.7%	4,237	1.5%
Assets received as collateral without right to sell or repledge	115,051	561	-	-	115,612	36.5%	128,952	44.8%
Short position	6,614	27,781	-	-	34,395	10.8%	32,901	11.5%
Money market and Interbank deposits – assets guaranteeing technical provisions	**3,019**	**-**	**-**	**-**	**3,019**	**1.0%**	**2,177**	**0.8%**
Interbank deposits	**28,748**	**10,045**	**3,750**	**8,568**	**51,111**	**16.1%**	**50,991**	**17.8%**
Total	**256,559**	**47,911**	**3,750**	**8,805**	**317,025**	**100.0%**	**286,980**	**100.0%**
% per maturity date	80.9%	15.1%	1.2%	2.8%	100.0%			
Total 12/31/2023	**233,545**	**36,139**	**10,072**	**7,224**	**286,980**			
% per maturity date	81.4%	12.6%	3.5%	2.5%	100.0%			

In Money market - Collateral held includes R$ 9,174 (R$ 9,008 at 12/31/2023) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

In the total portfolio, includes a securities valuation allowance in the amount of R$ (12) (R$ (11) at 12/31/2023).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 11,115 (R$ 24,965 at 12/31/2023) with maturity up to 30 days and R$ 102 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days, Money market – Collateral repledge amounting to R$ 409 (R$ 0 at 12/31/2023) with maturity up to 30 days, R$ 0 (R$ 391 at 12/31/2023) with maturity from 31 to 180 days, R$ 173 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 919 (R$ 1,043 at 12/31/2023) with maturity over 365 days, Interbank deposits amounting to R$ 306 (R$ 286 at 12/31/2023) with maturity from 31 to 180 days, R$ 2,508 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 20,324 (R$ 22,070 at 12/31/2023) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

The accounting policies on securities, derivatives and use of hedge accounting is presented in Notes 2b V, 2b VI.

a) Summary per maturity

	03/31/2024												12/31/2023
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days		Fair value
Government securities - Brazil	**375,849**	**(581)**	**(751)**	**374,517**	**36.5%**	**16,460**	**68**	**45,053**	**19,814**	**102,295**	**190,827**		**375,579**
Financial treasury bills	52,728	(4)	21	52,745	5.1%	-	-	229	131	3,917	48,468		36,689
National treasury bills	115,251	(60)	26	115,217	11.2%	5,714	-	9,004	2,335	71,235	26,929		155,695
National treasury notes	155,255	(530)	(753)	153,972	15.1%	6,059	68	35,820	2,415	24,505	85,105		132,848
National treasury / Securitization	64	-	21	85	-	-	-	-	-	-	85		90
Brazilian external debt bonds	52,551	13	(66)	52,498	5.1%	4,687	-	-	14,933	2,638	30,240		50,257
Government securities - Latin America	**55,450**	**7**	**(102)**	**55,355**	**5.4%**	**15,136**	**4,813**	**14,112**	**12,720**	**1,043**	**7,531**		**54,319**
Government securities - Abroad	**37,983**	**(11)**	**(114)**	**37,858**	**3.7%**	**4,364**	**3,419**	**5,098**	**6,068**	**10,619**	**8,290**		**35,176**
Corporate securities	**226,963**	**(6)**	**(2,580)**	**224,377**	**21.9%**	**34,538**	**7,402**	**8,158**	**14,444**	**25,917**	**133,918**		**209,536**
Shares	28,563	55	(1,212)	27,406	2.7%	27,406	-	-	-	-	-		23,371
Rural product note	46,765	5	(130)	46,640	4.5%	2,217	4,985	4,724	7,056	5,093	22,565		42,386
Bank deposit certificates	81	-	1	82	-	9	-	23	21	1	28		74
Real estate receivables certificates	7,415	(10)	(122)	7,283	0.7%	-	-	26	994	581	5,682		6,938
Fund quotas	**16,457**	**(6)**	**-**	**16,451**	**1.6%**	**3,341**	**10**	**510**	**2,181**	**5,819**	**4,590**		**15,293**
Credit rights	13,370	-	-	13,370	1.3%	260	10	510	2,181	5,819	4,590		12,694
Fixed income	1,982	(15)	-	1,967	0.2%	1,967	-	-	-	-	-		1,855
Variable income	1,105	9	-	1,114	0.1%	1,114	-	-	-	-	-		744
Debentures	104,755	(52)	(1,039)	103,664	10.2%	698	1,114	1,716	2,096	10,636	87,404		98,144
Eurobonds and other	6,523	(7)	(76)	6,440	0.6%	378	315	163	773	851	3,960		7,005
Financial bills	2,404	9	1	2,414	0.2%	33	72	19	256	351	1,683		2,887
Promissory and commercial notes	11,437	(5)	(13)	11,419	1.1%	390	845	669	954	2,378	6,183		11,102
Other	2,563	5	10	2,578	0.3%	66	61	308	113	207	1,823		2,336
PGBL / VGBL fund quotas[1]	**260,727**	**-**	**-**	**260,727**	**25.4%**	**260,727**	**-**	**-**	**-**	**-**	**-**		**253,286**
Subtotal - securities	**956,972**	**(591)**	**(3,547)**	**952,834**	**93.0%**	**331,225**	**15,702**	**72,421**	**53,046**	**139,874**	**340,566**		**927,896**
Trading securities	490,606	(591)	-	490,015	47.8%	276,794	274	27,741	4,801	65,405	115,000		485,475
Available for sale securities	302,529	-	(3,547)	298,982	29.2%	37,401	13,149	27,214	29,302	34,267	157,649		263,853
Held to maturity securities	163,837	-	-	163,837	16.0%	17,030	2,279	17,466	18,943	40,202	67,917		178,568
Derivative financial instruments	**51,270**	**21,346**	**-**	**72,616**	**7.1%**	**24,860**	**3,711**	**2,989**	**10,556**	**6,560**	**23,940**		**56,383**
Total securities and derivative financial instruments (assets)	**1,008,242**	**20,755**	**(3,547)**	**1,025,450**	**100.0%**	**356,085**	**19,413**	**75,410**	**63,602**	**146,434**	**364,506**		**984,279**
Derivative financial instruments (liabilities)	**(52,661)**	**(18,342)**	**-**	**(71,003)**	**100.0%**	**(22,708)**	**(2,759)**	**(2,832)**	**(11,328)**	**(6,729)**	**(24,647)**		**(53,495)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

In Held to maturity securities, there is unrecorded adjustment to fair value in the amount of R$ (1,867) (R$ (1,086) at 12/31/2023), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (65) (R$ (259) from 01/01 to 03/31/2023) of Financial assets available for sale. The income related to securities, derivative financial instruments and other totaled R$ 80 (R$ (230) from 01/01 to 03/31/2023).

b) Summary by portfolio

	03/31/2024							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees [1]	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions Note 8b	Total
Government securities - Brazil	**126,069**	**165,220**	**49,389**	**15,595**	**4,192**	**-**	**14,052**	**374,517**
Financial treasury bills	33,716	12,616	-	5,315	-	-	1,098	52,745
National treasury bills	38,712	61,934	-	10,280	4,192	-	99	115,217
National treasury notes	48,646	90,670	1,801	-	-	-	12,855	153,972
National treasury / Securitization	85	-	-	-	-	-	-	85
Brazilian external debt bonds	4,910	-	47,588	-	-	-	-	52,498
Government securities - Latin America	**45,664**	**859**	**-**	**8,752**	**-**	**-**	**80**	**55,355**
Government securities - Abroad	**23,863**	**-**	**-**	**13,995**	**-**	**-**	**-**	**37,858**
Corporate securities	**162,515**	**29,733**	**958**	**27,047**	**-**	**-**	**4,124**	**224,377**
Shares	25,193	-	-	1,625	-	-	588	27,406
Rural product note	46,640	-	-	-	-	-	-	46,640
Bank deposit certificates	40	-	-	-	-	-	42	82
Real estate receivables certificates	7,283	-	-	-	-	-	-	7,283
Fund quotas	**15,920**	**-**	**-**	**118**	**-**	**-**	**413**	**16,451**
Credit rights	13,119	-	-	-	-	-	251	13,370
Fixed income	1,687	-	-	118	-	-	162	1,967
Variable income	1,114	-	-	-	-	-	-	1,114
Debentures	50,157	29,730	-	21,953	-	-	1,824	103,664
Eurobonds and other	5,447	3	958	1	-	-	31	6,440
Financial bills	1,458	-	-	-	-	-	956	2,414
Promissory and commercial notes	7,799	-	-	3,350	-	-	270	11,419
Other	2,578	-	-	-	-	-	-	2,578
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**260,727**	**260,727**
Subtotal - securities	**358,111**	**195,812**	**50,347**	**65,389**	**4,192**	**-**	**278,983**	**952,834**
Trading securities	77,524	140,661	3,695	2,301	-	-	265,834	490,015
Available for sale securities	217,025	31,822	7,253	36,071	-	-	6,811	298,982
Held to maturity securities	63,562	23,329	39,399	27,017	4,192	-	6,338	163,837
Derivative financial instruments	-	-	-	-	-	72,616	-	72,616
Total securities and derivative financial instruments (assets)	**358,111**	**195,812**	**50,347**	**65,389**	**4,192**	**72,616**	**278,983**	**1,025,450**
Total securities and derivative financial instruments (assets) 12/31/2023	**361,639**	**182,290**	**47,730**	**59,806**	**4,079**	**56,383**	**272,352**	**984,279**

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	03/31/2024										12/31/2023
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**195,409**	**(581)**	**194,828**	**39.7%**	**9,087**	**68**	**26,791**	**2,027**	**58,058**	**98,797**	**195,289**
Financial treasury bills	20,119	(4)	20,115	4.1%	-	-	228	131	705	19,051	12,244
National treasury bills	58,365	(60)	58,305	11.9%	3,964	-	246	706	35,948	17,441	79,221
National treasury notes	112,891	(530)	112,361	22.9%	5,111	68	26,317	378	20,720	59,767	100,961
Brazilian external debt bonds	4,034	13	4,047	0.8%	12	-	-	812	685	2,538	2,863
Government securities - Latin America	**2,357**	**7**	**2,364**	**0.5%**	**172**	**54**	**200**	**186**	**52**	**1,700**	**2,920**
Government securities - Abroad	**558**	**(11)**	**547**	**0.1%**	**547**	**-**	**-**	**-**	**-**	**-**	**1,052**
Corporate securities	**31,555**	**(6)**	**31,549**	**6.5%**	**6,261**	**152**	**750**	**2,588**	**7,295**	**14,503**	**32,928**
Shares	2,735	55	2,790	0.6%	2,790	-	-	-	-	-	3,878
Rural product note	125	5	130	-	-	-	-	-	-	130	146
Bank deposit certificates	20	-	20	-	9	-	10	1	-	-	30
Real estate receivables certificates	875	(10)	865	0.2%	-	-	-	1	8	856	1,250
Fund quotas	**16,439**	**(6)**	**16,433**	**3.3%**	**3,323**	**10**	**510**	**2,181**	**5,819**	**4,590**	**15,275**
Credit rights	13,370	-	13,370	2.7%	260	10	510	2,181	5,819	4,590	12,694
Fixed income	1,964	(15)	1,949	0.4%	1,949	-	-	-	-	-	1,837
Variable income	1,105	9	1,114	0.2%	1,114	-	-	-	-	-	744
Debentures	6,240	(52)	6,188	1.3%	1	60	30	13	720	5,364	6,172
Eurobonds and other	2,045	(7)	2,038	0.4%	2	10	2	137	509	1,378	2,525
Financial bills	2,055	9	2,064	0.4%	33	72	19	177	186	1,577	2,541
Promissory and commercial notes	276	(5)	271	0.1%	87	-	5	74	37	68	435
Other	745	5	750	0.2%	16	-	174	4	16	540	676
PGBL / VGBL fund quotas	**260,727**	**-**	**260,727**	**53.2%**	**260,727**	**-**	**-**	**-**	**-**	**-**	**253,286**
Total	**490,606**	**(591)**	**490,015**	**100.0%**	**276,794**	**274**	**27,741**	**4,801**	**65,405**	**115,000**	**485,475**
% per maturity date					56.5%	0.1%	5.7%	1.0%	13.3%	23.4%	
Total 12/31/2023	**484,002**	**1,473**	**485,475**	**100.0%**	**275,696**	**2,346**	**5,662**	**30,718**	**63,958**	**107,095**	
% per maturity date					56.7%	0.5%	1.2%	6.3%	13.2%	22.1%	

d) Available for sale securities

	03/31/2024										12/31/2023
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**89,486**	**(751)**	**88,735**	**29.8%**	**2,695**	**-**	**10,722**	**2,717**	**15,381**	**57,220**	**72,509**
Financial treasury bills	32,609	21	32,630	11.0%	-	-	1	-	3,212	29,417	24,445
National treasury bills	18,765	26	18,791	6.3%	1,749	-	1,218	1,629	7,631	6,564	19,177
National treasury notes	30,566	(753)	29,813	10.0%	946	-	9,503	-	3,786	15,578	21,325
National treasury / Securitization	64	21	85	-	-	-	-	-	-	85	90
Brazilian external debt bonds	7,482	(66)	7,416	2.5%	-	-	-	1,088	752	5,576	7,472
Government securities - Latin America	**36,058**	**(102)**	**35,956**	**12.0%**	**4,557**	**4,284**	**8,794**	**12,296**	**991**	**5,034**	**36,694**
Government securities - Abroad	**16,221**	**(114)**	**16,107**	**5.4%**	**1,976**	**1,677**	**1,404**	**3,528**	**3,902**	**3,620**	**13,626**
Corporate securities	**160,764**	**(2,580)**	**158,184**	**52.8%**	**28,173**	**7,188**	**6,294**	**10,761**	**13,993**	**91,775**	**141,024**
Shares	25,828	(1,212)	24,616	8.2%	24,616	-	-	-	-	-	19,493
Rural product note	46,640	(130)	46,510	15.6%	2,217	4,983	4,725	7,057	5,093	22,435	42,240
Bank deposit certificates	61	1	62	-	-	-	13	20	1	28	44
Real estate receivables certificates	4,092	(122)	3,970	1.3%	-	-	-	-	162	3,808	3,148
Fund quotas of fixed income	18	-	18	-	18	-	-	-	-	-	18
Debentures	66,512	(1,039)	65,473	21.9%	642	1,054	597	1,981	5,700	55,499	59,252
Eurobonds and other	4,396	(76)	4,320	1.4%	376	306	160	635	342	2,501	4,410
Financial bills	349	1	350	0.1%	-	-	-	80	163	107	346
Promissory and commercial notes	11,161	(13)	11,148	3.7%	304	845	665	880	2,340	6,114	10,667
Other	1,707	10	1,717	0.6%	-	-	134	108	192	1,283	1,406
Total	**302,529**	**(3,547)**	**298,982**	**100.0%**	**37,401**	**13,149**	**27,214**	**29,302**	**34,267**	**157,649**	**263,853**
% per maturity date					12.5%	4.4%	9.1%	9.8%	11.5%	52.7%	
Total 12/31/2023	**266,676**	**(2,823)**	**263,853**	**100.0%**	**34,439**	**11,237**	**17,873**	**26,346**	**31,683**	**142,275**	
% per maturity date					13.1%	4.3%	6.8%	10.0%	12.0%	53.8%	

At 03/31/2024, ITAÚ UNIBANCO HOLDING's portfolio comprises Share in the amount of R$ 2 (R$ 2 at 12/31/2023) with maturity from 0 to 30 days and Financial bills in the amount of R$ 4,626 (R$ 3,026 at 12/31/2023) with maturity over 365 days.

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (565) (R$ (578) at 12/31/2023) referring to the adjustment to fair value of securities reclassified from Available for sale to held to maturity.

	03/31/2024									12/31/2023	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**90,954**	**55.6%**	**4,676**	**-**	**7,539**	**15,069**	**28,860**	**34,810**	**90,499**	**107,781**	**107,982**
National treasury bills	38,121	23.4%	-	-	7,539	-	27,658	2,924	38,638	57,297	58,026
National treasury notes	11,798	7.2%	-	-	-	2,037	-	9,761	12,191	10,562	11,178
Brazilian external debt bonds	41,035	25.0%	4,676	-	-	13,032	1,202	22,125	39,670	39,922	38,778
Government securities - Latin America	**17,035**	**10.4%**	**10,407**	**475**	**5,119**	**238**	**-**	**796**	**16,994**	**14,705**	**14,634**
Government securities - abroad	**21,204**	**12.9%**	**1,842**	**1,743**	**3,693**	**2,540**	**6,716**	**4,670**	**21,046**	**20,498**	**20,440**
Corporate securities	**34,644**	**21.1%**	**105**	**61**	**1,115**	**1,096**	**4,626**	**27,641**	**33,431**	**35,584**	**34,426**
Real estate receivables certificates	2,448	1.5%	-	-	26	993	410	1,019	2,185	2,540	2,355
Debentures	32,003	19.5%	55	-	1,089	103	4,216	26,540	31,049	32,720	31,743
Eurobonds and other	82	-	-	-	-	-	-	82	85	70	74
Other	111	0.1%	50	61	-	-	-	-	112	254	254
Total	**163,837**	**100.0%**	**17,030**	**2,279**	**17,466**	**18,943**	**40,202**	**67,917**	**161,970**	**178,568**	**177,482**
% per maturity date			10.4%	1.4%	10.7%	11.6%	24.5%	41.4%			
Total - 12/31/2023	**178,568**	**100.0%**	**21,820**	**2,521**	**16,553**	**16,296**	**47,230**	**74,148**	**177,482**		
% per maturity date			12.2%	1.4%	9.3%	9.1%	26.4%	41.6%			

In order to reflect lhe current risk management strategy, in lhe period ended at 03/31/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED disposed of R$ 3,634 in Government securities - Brazil, before classified as Trading securities, with effect on te result of R$ 51.

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 16,812 (R$ 16,686 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	03/31/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	18,669	18,203	36,872	50.8%	1,123	689	1,706	6,421	5,059	21,874	38,608
Option agreements	8,649	1,816	10,465	14.4%	3,205	1,830	340	2,949	869	1,272	8,261
Forwards	19,133	9	19,142	26.4%	18,801	304	16	1	1	19	3,205
Credit derivatives	(170)	490	320	0.4%	2	3	15	27	56	217	282
NDF - Non Deliverable Forward	4,792	498	5,290	7.3%	1,380	883	910	1,156	568	393	5,377
Other derivative financial instruments	197	330	527	0.7%	349	2	2	2	7	165	650
Total	**51,270**	**21,346**	**72,616**	**100.0%**	**24,860**	**3,711**	**2,989**	**10,556**	**6,560**	**23,940**	**56,383**
% per maturity date					34.2%	5.1%	4.1%	14.5%	9.0%	33.1%	
Total 12/31/2023	**35,496**	**20,887**	**56,383**	**100.0%**	**10,828**	**5,402**	**2,903**	**5,606**	**9,500**	**22,144**	
% per maturity date					19.2%	9.6%	5.1%	9.9%	16.8%	39.4%	

	03/31/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(20,678)	(14,782)	(35,460)	50.0%	(1,099)	(982)	(1,258)	(4,372)	(5,586)	(22,163)	(35,872)
Option agreements	(8,781)	(2,728)	(11,509)	16.2%	(1,651)	(681)	(522)	(5,877)	(759)	(2,019)	(9,902)
Forwards	(18,773)	(2)	(18,775)	26.4%	(18,758)	-	-	(1)	(1)	(15)	(2,941)
Credit derivatives	181	(309)	(128)	0.2%	-	-	-	(2)	(25)	(101)	(149)
NDF - Non Deliverable Forward	(4,600)	(388)	(4,988)	7.0%	(1,198)	(1,091)	(1,049)	(1,075)	(348)	(227)	(4,478)
Other derivative financial instruments	(10)	(133)	(143)	0.2%	(2)	(5)	(3)	(1)	(10)	(122)	(153)
Total	**(52,661)**	**(18,342)**	**(71,003)**	**100.0%**	**(22,708)**	**(2,759)**	**(2,832)**	**(11,328)**	**(6,729)**	**(24,647)**	**(53,495)**
% per maturity date					32.0%	3.9%	4.0%	16.0%	9.4%	34.7%	
Total 12/31/2023	**(34,309)**	**(19,186)**	**(53,495)**	**100.0%**	**(8,174)**	**(2,135)**	**(3,616)**	**(7,805)**	**(7,553)**	**(24,212)**	
% per maturity date					15.3%	4.0%	6.8%	14.6%	14.0%	45.3%	

The result of derivative financial instruments totaled R$ 2,340 (R$ (2,074) from 01/01 to 03/31/2023).

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	03/31/2024	12/31/2023	03/31/2024	03/31/2024	03/31/2024	12/31/2023
Future contracts	**736,461**	**844,005**	**-**	**-**	**-**	**-**
Purchase commitments	**264,506**	**267,803**	**-**	**-**	**-**	**-**
Shares	14,086	6,721	-	-	-	-
Commodities	897	774	-	-	-	-
Interest	228,069	236,105	-	-	-	-
Foreign currency	21,454	24,203	-	-	-	-
Commitments to sell	**471,955**	**576,202**	**-**	**-**	**-**	**-**
Shares	13,996	6,580	-	-	-	-
Commodities	3,882	4,982	-	-	-	-
Interest	419,303	547,150	-	-	-	-
Foreign currency	34,774	17,490	-	-	-	-
Swap contracts			**(2,009)**	**3,421**	**1,412**	**2,736**
Asset position	**2,502,107**	**2,396,474**	**18,669**	**18,203**	**36,872**	**38,608**
Shares	551	369	30	(4)	26	13
Commodities	234	708	4	11	15	20
Interest	2,306,390	2,213,528	13,663	14,426	28,089	33,537
Foreign currency	194,932	181,869	4,972	3,770	8,742	5,038
Liability position	**2,502,107**	**2,396,474**	**(20,678)**	**(14,782)**	**(35,460)**	**(36,872)**
Shares	3,983	3,416	(926)	525	(401)	(207)
Commodities	1,530	2,088	(49)	14	(35)	(33)
Interest	2,274,408	2,175,623	(14,391)	(11,339)	(25,730)	(30,524)
Foreign currency	222,186	215,347	(5,312)	(3,982)	(9,294)	(5,108)
Option contracts	**3,659,788**	**1,667,345**	**(132)**	**(912)**	**(1,044)**	**(1,641)**
Purchase commitments - long position	**119,906**	**242,411**	**6,251**	**2,632**	**8,883**	**5,544**
Shares	46,218	42,934	5,192	2,101	7,293	4,596
Commodities	3,273	3,130	214	-	214	157
Interest	40,087	162,429	30	1,074	1,104	686
Foreign currency	30,328	33,918	815	(543)	272	105
Commitments to sell - long position	**1,718,915**	**588,977**	**2,398**	**(816)**	**1,582**	**2,717**
Shares	46,930	45,623	1,171	(466)	705	1,445
Commodities	1,528	1,409	50	(8)	42	60
Interest	1,641,081	521,735	526	(216)	310	380
Foreign currency	29,376	20,210	651	(126)	525	832
Purchase commitments - short position	**88,482**	**215,969**	**(4,541)**	**(4,075)**	**(8,616)**	**(6,056)**
Shares	44,161	41,220	(3,718)	(2,672)	(6,390)	(3,954)
Commodities	2,057	1,799	(76)	(1)	(77)	(81)
Interest	16,541	143,310	(20)	(1,804)	(1,824)	(1,807)
Foreign currency	25,723	29,640	(727)	402	(325)	(214)
Commitments to sell - short position	**1,732,485**	**619,988**	**(4,240)**	**1,347**	**(2,890)**	**(3,846)**
Shares	48,236	46,400	(2,814)	1,101	(1,713)	(2,123)
Commodities	2,988	2,947	(114)	(9)	(123)	(170)
Interest	1,650,730	545,657	(541)	236	(305)	(391)
Foreign currency	30,531	24,984	(771)	19	(752)	(1,162)
Forward operations	**22,469**	**6,020**	**360**	**7**	**367**	**264**
Purchases receivable	**9,932**	**2,533**	**9,932**	**5**	**9,937**	**2,531**
Shares	51	38	51	(2)	49	36
Interest	9,881	2,495	9,881	7	9,888	2,495
Purchases payable obligations	**-**	**-**	**(9,898)**	**1**	**(9,897)**	**(2,511)**
Commodities	-	-	(16)	-	(16)	-
Interest	-	-	(9,882)	1	(9,881)	(16)
Foreign currency	-	-	-	-	-	(2,495)
Sales receivable	**3,662**	**2,867**	**9,201**	**4**	**9,205**	**674**
Shares	313	225	310	-	310	223
Commodities	16	16	16	4	20	19
Interest	-	1	8,875	-	8,875	432
Foreign currency	3,333	2,625	-	-	-	-
Sales deliverable obligations	**8,875**	**620**	**(8,875)**	**(3)**	**(8,878)**	**(430)**
Interest	8,875	431	(8,875)	(3)	(8,878)	(430)
Foreign currency	-	189	-	-	-	-
Credit derivatives	**70,536**	**53,033**	**11**	**181**	**192**	**133**
Asset position	**54,993**	**38,069**	**(170)**	**490**	**320**	**282**
Shares	4,906	4,255	69	96	165	144
Commodities	17	15	-	-	-	-
Interest	49,995	33,799	(240)	394	154	138
Foreign currency	75	-	1	-	1	-
Liability position	**15,543**	**14,964**	**181**	**(309)**	**(128)**	**(149)**
Shares	1,152	1,347	(14)	(12)	(26)	(30)
Commodities	4	1	-	-	-	-
Interest	14,087	13,616	196	(297)	(101)	(119)
Foreign currency	300	-	(1)	-	(1)	-
NDF - Non Deliverable Forward	**385,412**	**316,620**	**192**	**110**	**302**	**899**
Asset position	**196,467**	**175,223**	**4,792**	**498**	**5,290**	**5,377**
Commodities	3,093	2,406	257	(29)	228	224
Interest	59	-	-	2	2	-
Foreign currency	193,315	172,817	4,535	525	5,060	5,153
Liability position	**188,945**	**141,397**	**(4,600)**	**(388)**	**(4,988)**	**(4,478)**
Commodities	1,118	2,734	(73)	9	(64)	(146)
Interest	478	-	-	(1)	(1)	-
Foreign currency	187,349	138,663	(4,527)	(396)	(4,923)	(4,332)
Other derivative financial instruments	**8,885**	**8,717**	**187**	**197**	**384**	**497**
Asset position	**6,405**	**6,575**	**197**	**330**	**527**	**650**
Shares	586	855	-	13	13	17
Commodities	260	196	-	3	3	4
Interest	5,389	5,490	198	(37)	161	166
Foreign currency	170	34	(1)	351	350	463
Liability position	**2,480**	**2,142**	**(10)**	**(133)**	**(143)**	**(153)**
Shares	1,819	1,385	(2)	(18)	(20)	(15)
Commodities	230	209	-	(3)	(3)	(4)
Interest	343	388	(8)	(16)	(24)	(22)
Foreign currency	88	160	-	(96)	(96)	(112)
		Asset	**51,270**	**21,346**	**72,616**	**56,383**
		Liability	**(52,661)**	**(18,342)**	**(71,003)**	**(53,495)**
		Total	**(1,391)**	**3,004**	**1,613**	**2,888**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	03/31/2024	12/31/2023
Future contracts	177,227	244,535	92,726	221,973	736,461	844,005
Swap contracts	207,360	602,596	494,733	1,197,418	2,502,107	2,396,474
Option contracts	165,869	1,770,973	1,675,711	47,235	3,659,788	1,667,345
Forwards	19,623	2,829	1	16	22,469	6,020
Credit derivatives	4,388	18,319	8,656	39,173	70,536	53,033
NDF - Non Deliverable Forward	149,358	133,476	61,682	40,896	385,412	316,620
Other derivative financial instruments	228	1,149	471	7,037	8,885	8,717

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2024						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**729,662**	**1,093,068**	**3,546,433**	**3,697**	**24,754**	**118,521**	**-**
Over-the-counter market	**6,799**	**1,409,039**	**113,355**	**18,772**	**45,782**	**266,891**	**8,885**
Financial institutions	24	1,221,530	57,280	18,756	45,782	107,946	5,035
Companies	6,775	167,214	53,769	16	-	156,465	3,850
Individuals	-	20,295	2,306	-	-	2,480	-
Total	**736,461**	**2,502,107**	**3,659,788**	**22,469**	**70,536**	**385,412**	**8,885**
Total 12/31/2023	**844,005**	**2,396,474**	**1,667,345**	**6,020**	**53,033**	**316,620**	**8,717**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	03/31/2024			12/31/2023		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(21,669)	15,245	(6,424)	(20,268)	14,027	(6,241)
TRS	(33,622)	-	(33,622)	(18,738)	-	(18,738)
Total	**(55,291)**	**15,245**	**(40,046)**	**(39,006)**	**14,027**	**(24,979)**

The effect of the risk received on the reference equity (Note 21c) was R$ 49 (R$ 171 at 12/31/2023).

During the periods, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

Strategies	03/31/2024					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	75,611	(765)	(751)	76,377	(765)
Hedge of asset-backed securities under repurchase agreements	44,792	-	815	607	45,293	815
Hedge of assets denominated in UF	5,892	-	(8)	(8)	5,897	(8)
Hedge of funding	-	12,831	(6)	(97)	12,824	(6)
Hedge of loan operations	16,692	-	135	155	16,557	134
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,228	12	93	1,240	12
Hedge of funding	-	2,141	(19)	(19)	2,122	(19)
Total	**67,376**	**91,811**	**164**	**(20)**	**160,310**	**163**

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	119,464	(1,086)	(1,071)	120,550	(1,086)
Hedge of assets transactions	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	41,761	-	1,132	830	42,570	1,132
Hedge of assets denominated in UF	10,664	-	21	21	10,704	21
Hedge of funding	-	5,993	(95)	(162)	5,899	(95)
Hedge of loan operations	18,449	-	185	211	18,265	184
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,287	35	123	1,323	35
Hedge of funding	-	2,300	(12)	(12)	2,288	(12)
Total	**78,269**	**129,044**	**176**	**(64)**	**208,993**	**175**

1) Recorded under heading Other comprehensive income.

Hedge instruments	03/31/2024						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	121,670	6	6	50	50	-	(91)
Forward	5,366	-	26	(7)	(7)	-	-
Swaps	29,912	176	3	127	128	(1)	(9)
Foreign exchange risk (4)							
Futures	1,209	-	8	12	12	-	(1)
Forward	2,153	-	260	(19)	(19)	-	-
Total	**160,310**	**182**	**303**	**163**	**164**	**(1)**	**(101)**

Hedge instruments	12/31/2023						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk (4)							
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	**208,993**	**276**	**427**	**175**	**176**	**(1)**	**(174)**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures negotiated on B3.

The gains or (losses) related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (253) (R$ (318) at 12/31/2023).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts and exposures to future exchange rates, which are attributable to changes in interest rates and foreign exchange rate risk, relating to recognized assets and liabilities.

Strategies	03/31/2024						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	20,121	-	20,078	-	(43)	20,121	44
Hedge of funding	-	13,330	-	13,179	151	13,330	(154)
Hedge of available for sale securities	48,998	-	48,196	-	(802)	48,431	811
Hedge of other financial assets	14,971	-	14,614	-	(357)	13,480	356
Foreign exchange risk							
Hedge of firm commitments	-	289	-	295	(6)	253	7
Total	**84,090**	**13,619**	**82,888**	**13,474**	**(1,057)**	**95,615**	**1,064**

Strategies	12/31/2023						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of available for sale securities	41,291	-	41,058	-	(233)	38,383	243
Hedge of other financial assets	14,844	-	15,045	-	201	13,877	(201)
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	**68,727**	**16,569**	**68,700**	**16,454**	**88**	**81,398**	**(79)**

1) Recorded under heading results from Securities, derivative financial instruments and other.

The amount of R$ 225 (R$ 253 at 12/31/2023) was recorded in result, related to operations that are no longer qualified as hedge.

Hedge instruments	03/31/2024				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	65,984	1,790	726	(137)	5
Other Derivatives	9,172	-	9,835	1,411	-
Futures	20,206	-	16	(217)	2
Foreign exchange risk					
Futures	253	1	-	7	-
Total	**95,615**	**1,791**	**10,577**	**1,064**	**7**

Hedge instruments	12/31/2023				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	57,944	1,369	781	(878)	7
Other Derivatives	1,784	-	1,985	1,215	-
Futures	21,425	63	5	(420)	2
Futures	245	1	-	4	-
Total	**81,398**	**1,433**	**2,771**	**(79)**	**9**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, and exposures to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts and currency futures. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

Strategies	03/31/2024					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	19,739	-	(11,505)	(11,505)	19,413	(11,576)
Total	**19,739**	**-**	**(11,505)**	**(11,505)**	**19,413**	**(11,576)**

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	18,849	-	(11,919)	(11,919)	19,208	(12,189)
Total	**18,849**	**-**	**(11,919)**	**(11,919)**	**19,208**	**(12,189)**

1) Recorded under heading Other comprehensive income.

The remaining balance in the reserve of foreing currency conversion, for which the accounting hedge is no longer applied, is R$ (185) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	03/31/2024						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,713	16	-	(5,334)	(5,292)	(42)	-
Future / NDF - Non Deliverable Forward	12,050	190	143	(3,056)	(3,003)	(53)	-
Future / Financial Assets	4,650	5,750	1,316	(3,186)	(3,210)	24	-
Total	**19,413**	**5,956**	**1,459**	**(11,576)**	**(11,505)**	**(71)**	**-**

Hedge instruments	12/31/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,109	10	-	(5,596)	(5,553)	(43)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(3,796)	(3,560)	(236)	(104)
Future / Financial Assets	4,560	5,525	350	(2,797)	(2,806)	9	-
Total	**19,208**	**5,655**	**407**	**(12,189)**	**(11,919)**	**(270)**	**32**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	03/31/2024							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	43,016	18,438	9,441	3,681	1,301	500	-	76,377
Hedge of highly probable forecast transactions	1,240	-	-	-	-	-	-	1,240
Hedge of assets denominated in UF	5,897	-	-	-	-	-	-	5,897
Hedge of funding (Cash flow)	10,235	1,861	-	628	1,820	402	-	14,946
Hedge of loan operations (Cash flow)	10,239	4,340	939	-	1,039	-	-	16,557
Hedge of loan operations (Market risk)	4,376	6,933	2,253	3,121	1,852	1,586	-	20,121
Hedge of funding (Market risk)	5,614	2,338	638	399	799	3,259	283	13,330
Hedge of available for sale securities	9,558	9,002	5,079	3,421	3,698	11,073	6,600	48,431
Hedge of asset-backed securities under repurchase agreements	9,774	20,212	11,990	2,760	557	-	-	45,293
Hedge of net investment in foreign operations [1]	19,413	-	-	-	-	-	-	19,413
Hedge of other financial assets (Market risk)	205	569	1,793	2,205	475	6,383	1,850	13,480
Hedge of firm commitments (Market risk)	253	-	-	-	-	-	-	253
Total	**119,820**	**63,693**	**32,133**	**16,215**	**11,541**	**23,203**	**8,733**	**275,338**

	12/31/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of loan operations (Market risk)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of funding (Market risk)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of available for sale securities	8,892	7,244	3,452	2,945	5,185	7,424	3,241	38,383
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of net investment in foreign operations [1]	19,208	-	-	-	-	-	-	19,208
Hedge of other financial assets (Market risk)	199	321	2,351	1,351	1,483	6,310	1,862	13,877
Hedge of firm commitments (Market risk)	245	-	-	-	-	-	-	245
Total	**147,755**	**57,677**	**34,425**	**26,888**	**15,576**	**21,872**	**5,406**	**309,599**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2024		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(1.0)	(151.9)	(287.1)
Currency Coupon	Foreign Exchange Coupon Rates	0.3	(36.7)	(68.0)
Foreign Currency	Foreign Exchange Rates	(4.0)	225.4	926.9
Price Indices	Inflation Coupon Rates	(0.2)	(22.7)	(49.2)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	(1.2)	109.2	245.1
Other	Exposures that do not fall under the definitions above	(0.4)	(68.0)	(103.4)
Total		**(6.5)**	**55.3**	**664.3**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2024		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(12.8)	(3,051.7)	(5,878.2)
Currency Coupon	Foreign Exchange Coupon Rates	(1.3)	(306.1)	(571.2)
Foreign Currency	Foreign Exchange Rates	(4.2)	197.7	878.3
Price Indices	Inflation Coupon Rates	(1.9)	(219.9)	(472.7)
TR	TR Coupon Rates	0.2	(56.6)	(164.6)
Equities	Prices of Equities	3.0	6.4	41.1
Other	Exposures that do not fall under the definitions above	(0.4)	(68.0)	(103.4)
Total		**(17.4)**	**(3,498.2)**	**(6,270.7)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

The accounting policy on loan, lease and other credit operations is presented in Note 2b VII.

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	03/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	429,371	130,374	85,301	29,677	7,572	4,796	5,631	5,097	16,472	714,291	713,222
Loans and discounted trade receivables	174,672	106,883	65,980	23,320	5,521	3,675	4,850	4,563	14,755	404,219	404,645
Financing	84,643	10,067	15,529	4,126	1,166	693	374	288	1,141	118,027	115,256
Farming financing	17,070	3,828	551	21	55	3	21	-	11	21,560	20,311
Real estate financing	152,986	9,596	3,241	2,210	830	425	386	246	565	170,485	173,010
Lease operations	2,245	3,594	755	519	127	89	42	23	71	7,465	7,677
Credit card operations	3,206	113,163	14,998	2,148	1,102	1,253	1,303	1,823	5,958	144,954	149,442
Advance on exchange contracts (1)	9,335	282	248	8	15	4	3	-	-	9,895	9,986
Other sundry receivables (2)	20,496	512	997	65	116	15	73	2,723	225	25,222	27,035
Total operations with credit granting characteristics	464,653	247,925	102,299	32,417	8,932	6,157	7,052	9,666	22,726	901,827	907,362
Financial guarantees provided (3)										105,568	102,622
Total with Financial guarantees provided	464,653	247,925	102,299	32,417	8,932	6,157	7,052	9,666	22,726	1,007,395	1,009,984
Total operations with credit granting characteristics at 12/31/2023	449,660	277,711	87,346	36,354	9,740	6,846	6,822	9,491	23,392	907,362	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING, the portfolio consists of Loan operations R$ 70,103 (R$ 70,035 at 12/31/2023), Other credits - Operations with credit granting characteristics R$ 84,046 (R$ 86,410 at 12/31/2023) and Lease operations R$ 46 (R$ 52 at 12/31/2023), and the total fair value of these operations is R$ 154,195 (R$ 156,497 at 12/31/2023).

II - By maturity and risk level

	03/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	3,765	3,815	2,526	1,856	2,463	2,162	7,907	24,494	23,186
01 to 30	-	-	148	170	105	80	128	199	433	1,263	1,139
31 to 60	-	-	131	153	91	69	109	88	360	1,001	973
61 to 90	-	-	133	135	85	64	101	79	343	940	855
91 to 180	-	-	341	379	237	172	281	221	943	2,574	2,464
181 to 365	-	-	547	625	409	408	455	382	1,559	4,385	4,011
Over 365 days	-	-	2,465	2,353	1,599	1,063	1,389	1,193	4,269	14,331	13,744
Overdue installments	-	-	1,137	1,078	1,204	1,462	1,862	2,989	10,846	20,578	21,149
01 to 14	-	-	11	54	36	28	44	32	155	360	375
15 to 30	-	-	1,093	202	115	77	134	88	285	1,994	1,732
31 to 60	-	-	33	783	165	488	263	267	546	2,545	2,388
61 to 90	-	-	-	28	850	121	483	292	600	2,374	2,361
91 to 180	-	-	-	11	38	677	866	2,260	1,838	5,690	6,128
181 to 365	-	-	-	-	-	71	72	50	7,332	7,525	8,018
Over 365 days	-	-	-	-	-	-	-	-	90	90	147
Subtotal (a)	-	-	4,902	4,893	3,730	3,318	4,325	5,151	18,753	45,072	44,335
Subtotal 12/31/2023	-	-	4,159	4,844	3,526	3,522	4,017	4,864	19,403	44,335	
	Non-overdue operations										
Falling due installments	462,769	245,730	96,698	27,231	5,105	2,799	2,615	4,446	3,869	851,262	858,895
01 to 30	43,015	61,571	17,307	4,368	656	283	375	2,759	727	131,061	125,417
31 to 60	25,658	24,076	6,219	1,996	362	143	108	72	195	58,829	65,132
61 to 90	22,542	18,922	6,364	1,605	338	159	109	69	186	50,294	47,562
91 to 180	46,861	35,435	13,639	3,605	489	283	256	160	370	101,098	106,568
181 to 365	65,256	32,515	16,201	4,480	740	366	340	248	526	120,672	123,786
Over 365 days	259,437	73,211	36,968	11,177	2,520	1,565	1,427	1,138	1,865	389,308	390,430
Overdue up to 14 days	1,884	2,195	699	293	97	40	112	69	104	5,493	4,132
Subtotal (b)	464,653	247,925	97,397	27,524	5,202	2,839	2,727	4,515	3,973	856,755	863,027
Subtotal 12/31/2023	449,660	277,711	83,187	31,510	6,214	3,324	2,805	4,627	3,989	863,027	
	03/31/2024										
Total Portfolio (a+b)	464,653	247,925	102,299	32,417	8,932	6,157	7,052	9,666	22,726	901,827	907,362
Allowance [2]	(1,517)	(2,350)	(3,059)	(3,238)	(2,679)	(3,078)	(4,935)	(9,638)	(22,726)	(54,128)	(55,380)
Current provision										(22,153)	(26,830)
Non-current provision										(31,975)	(28,550)
	12/31/2023										
Total Portfolio	449,660	277,711	87,346	36,354	9,740	6,846	6,822	9,491	23,392	907,362	
Allowance [2]	(2,161)	(2,423)	(3,036)	(3,351)	(2,429)	(3,422)	(4,775)	(9,454)	(23,392)	(55,380)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments and Financial Guarantees Provided.

In Overdue operations, the balance of non-accrual operations amounts to R$ 30,566 (R$ 31,434 at 12/31/2023).

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	03/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	863	919	783	424	225	190	2,153	5,557	5,684
01 to 30	-	-	50	58	39	23	13	10	125	318	310
31 to 60	-	-	47	51	35	20	12	9	105	279	291
61 to 90	-	-	45	48	33	19	11	8	100	264	262
91 to 180	-	-	125	132	94	53	30	24	270	728	731
181 to 365	-	-	206	220	164	89	49	40	439	1,207	1,211
Over 365 days	-	-	390	410	418	220	110	99	1,114	2,761	2,879
Overdue installments	-	-	293	356	421	522	635	1,017	3,908	7,152	7,530
01 to 14	-	-	3	26	19	10	5	4	49	116	124
15 to 30	-	-	284	44	23	23	18	9	76	477	428
31 to 60	-	-	6	282	55	182	57	21	153	756	719
61 to 90	-	-	-	3	319	49	236	53	173	833	813
91 to 180	-	-	-	1	5	258	319	930	537	2,050	2,149
181 to 365	-	-	-	-	-	-	-	-	2,917	2,917	3,268
Over 365 days	-	-	-	-	-	-	-	-	3	3	29
Subtotal (a)	-	-	1,156	1,275	1,204	946	860	1,207	6,061	12,709	13,214
Subtotal 12/31/2023	-	-	1,073	1,474	958	1,094	859	1,156	6,600	13,214	
	Non-overdue operations										
Falling due installments	36,629	79,077	19,356	2,957	498	538	417	311	867	140,650	142,534
01 to 30	3,193	31,066	3,978	263	72	100	75	45	132	38,924	39,841
31 to 60	2,065	13,211	2,025	188	42	54	42	25	69	17,721	18,265
61 to 90	1,772	8,938	1,507	167	32	43	32	20	50	12,561	12,866
91 to 180	4,732	14,760	3,006	417	68	90	67	44	106	23,290	23,321
181 to 365	7,823	8,255	2,910	602	84	89	67	53	126	20,009	20,147
Over 365 days	17,044	2,847	5,930	1,320	200	162	134	124	384	28,145	28,094
Overdue up to 14 days	192	451	121	28	8	10	10	4	12	836	749
Subtotal (b)	36,821	79,528	19,477	2,985	506	548	427	315	879	141,486	143,283
Subtotal 12/31/2023	36,755	89,695	10,943	2,964	610	619	453	327	917	143,283	
	03/31/2024										
Total Portfolio (a+b)	36,821	79,528	20,633	4,260	1,710	1,494	1,287	1,522	6,940	154,195	156,497
Allowance [2]	(184)	(795)	(1,172)	(427)	(516)	(784)	(914)	(1,527)	(6,940)	(13,259)	(13,679)
Current provision										(10,079)	(10,451)
Non-current provision										(3,180)	(3,228)
	12/31/2023										
Total Portfolio	36,755	89,695	12,016	4,438	1,568	1,713	1,312	1,483	7,517	156,497	
Allowance [2]	(183)	(897)	(865)	(445)	(474)	(881)	(930)	(1,487)	(7,517)	(13,679)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments.

In Overdue operations, the balance of non-accrual operations amounts to R$ 8,985 (R$ 9,712 at 12/31/2023).

III - By business sector

	03/31/2024	%	12/31/2023	%
Public Sector	**4,478**	**0.5%**	**4,159**	**0.5%**
Petrochemical and chemical	349	-	209	-
State and local governments	2,566	0.3%	2,397	0.3%
Sundry	1,563	0.2%	1,553	0.2%
Private sector	**897,349**	**99.5%**	**903,203**	**99.5%**
Companies	**398,298**	**44.2%**	**401,208**	**44.2%**
Sugar and alcohol	4,255	0.4%	4,261	0.4%
Agribusiness and fertilizers	22,419	2.5%	22,978	2.5%
Food and beverage	19,279	2.1%	19,940	2.2%
Banks and other financial institutions	12,414	1.4%	14,081	1.6%
Capital assets	8,302	0.9%	8,222	0.9%
Pulp and paper	4,985	0.5%	4,215	0.5%
Publishing and printing	2,299	0.3%	2,387	0.3%
Electronic and IT	8,487	0.9%	8,317	0.9%
Packaging	4,169	0.5%	4,520	0.5%
Energy and sewage	7,135	0.8%	7,537	0.8%
Education	3,517	0.4%	3,557	0.4%
Pharmaceuticals and cosmetics	11,863	1.3%	11,478	1.3%
Real estate agents	38,163	4.2%	39,049	4.3%
Entertainment and tourism	8,305	0.9%	7,986	0.9%
Wood and furniture	6,317	0.7%	6,796	0.7%
Construction materials	7,227	0.8%	7,406	0.8%
Steel and metallurgy	12,291	1.4%	12,758	1.4%
Media	787	0.1%	875	0.1%
Mining	4,928	0.6%	4,830	0.6%
Infrastructure work	8,586	0.9%	8,943	0.9%
Oil and gas [(1)]	9,693	1.1%	9,727	1.1%
Petrochemical and chemical	10,861	1.2%	10,524	1.2%
Health care	5,486	0.6%	5,799	0.6%
Insurance, reinsurance and pension plans	332	-	321	-
Telecommucations	2,858	0.3%	2,773	0.3%
Third sector	2,869	0.3%	2,919	0.3%
Tradings	3,819	0.4%	3,872	0.4%
Transportation	30,502	3.4%	30,326	3.4%
Domestic appliances	2,628	0.3%	3,000	0.3%
Vehicles and autoparts	21,894	2.5%	22,107	2.5%
Clothing and shoes	6,105	0.7%	6,236	0.7%
Commerce - sundry	30,516	3.4%	30,372	3.3%
Industry - sundry	3,636	0.4%	5,737	0.6%
Services - sundry	43,561	4.9%	44,021	4.9%
Sundry	27,810	3.1%	23,338	2.6%
Individuals	**499,051**	**55.3%**	**501,995**	**55.3%**
Credit cards	139,743	15.5%	144,392	15.9%
Mortgage loans	155,860	17.2%	158,424	17.4%
Consumer loans / checking account	169,448	18.8%	165,749	18.3%
Vehicles	34,000	3.8%	33,430	3.7%
Grand total	**901,827**	**100.0%**	**907,362**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING, the portfolio is mainly composed of Private sector, of which 84.4% is held by individuals (84.5% at 12/31/2023) and 15.6% by Companies (15.5% at 12/31/2023).

IV - Financial guarantees provided by type

Type of guarantee	03/31/2024 Portfolio	03/31/2024 Provision	12/31/2023 Portfolio	12/31/2023 Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	32,438	(444)	32,165	(436)
Sundry bank guarantees	52,311	(332)	52,702	(347)
Other financial guarantees provided	10,247	(84)	10,083	(94)
Restricted to the distribution of marketable securities by Public Offering	5,163	(6)	2,677	(3)
Restricted to bids, auctions, service provision or execution of works	3,148	(29)	2,766	(42)
Restricted to international trade of goods	1,001	(11)	1,078	(13)
Restricted to supply of goods	1,260	(2)	1,151	(2)
Total	**105,568**	**(908)**	**102,622**	**(937)**

b) Credit concentration

Loan, lease and other credit operations [1]	03/31/2024 Risk	03/31/2024 % of total	12/31/2023 Risk	12/31/2023 % of total
Largest debtor	5,630	0.6%	5,378	0.5%
10 largest debtors	38,461	3.8%	34,637	3.4%
20 largest debtors	58,427	5.8%	54,100	5.4%
50 largest debtors	92,328	9.2%	87,440	8.7%
100 largest debtors	125,827	12.5%	121,686	12.0%

1) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	03/31/2024	12/31/2023
Opening balance - 01/01	**(55,380)**	**(56,590)**
Net increase for the period	(9,067)	(36,155)
Minimum	(9,483)	(36,871)
Financial Guarantees Provided	29	(150)
Additional	387	866
Write-Off	10,120	36,823
Other	199	542
Closing balance	**(54,128)**	**(55,380)**
Minimum	(37,254)	(38,090)
Financial Guarantees Provided	(908)	(937)
Additional [1]	(15,966)	(16,353)

1) Includes Provision for Loan Commitments.

The provision for loan losses regarding the lease portfolio amounts to R$ (188) (R$ (177) at 12/31/2023).

At 03/31/2024, the balance of the provision regarding the loan portfolio is equivalent to 6.0% (6.1% at 12/31/2023).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	03/31/2024	12/31/2023
Opening balance - 01/01	**(13,679)**	**(14,552)**
Net increase for the period	(3,023)	(11,415)
Minimum	(2,859)	(11,713)
Additional	(164)	298
Write-Off	3,443	12,288
Closing balance	**(13,259)**	**(13,679)**
Minimum	(10,000)	(10,584)
Additional	(3,259)	(3,095)

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	03/31/2024			12/31/2023		
	Portfolio	Provision for Loan Losses	%	Portfolio	Provision for Loan Losses	%
Total renegotiated loans	37,622	(15,320)	40.7%	39,022	(15,310)	39.2%
(-) Renegotiated loans overdue up to 30 days [1]	(11,768)	3,560	30.2%	(12,162)	3,681	30.3%
Renegotiated loans overdue over 30 days [1]	25,854	(11,760)	45.5%	26,860	(11,629)	43.3%

1) Delays determined upon renegotiation.

The amount related to Renegotiated loans overdue up to 30 days of the Lease Portfolio are R$ 74 (R$ 60 at 12/31/2023).

In ITAÚ UNIBANCO HOLDING, the renegotiated loans balance totals R$ 6,089 (R$ 6,271 at 12/31/2023), and its respective provision for losses is R$ (2,882) (R$ (2,917) at 12/31/2023).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	03/31/2024					12/31/2023	01/01 to 03/31/2024	01/01 to 03/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	-	8,032	8,032	6,684	303	(87)
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	-	8,035	8,035	6,686	(303)	87

In the periods there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	03/31/2024				12/31/2023			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	131	131	131	131	139	140	139	139
Working capital	461	461	461	461	502	502	502	502
Total	**592**	**592**	**592**	**592**	**641**	**642**	**641**	**641**

1) Under Other liabilities Sundry.

From 01/01 to 03/31/2024 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 37 (R$ 44 from 01/01 to 03/31/2023), net of the Provision for Loan Losses.

g) Government Programs for Granting Credit

Risk levels	03/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	-	-	-	-	-	-	4	-	4	8	15
Existing allowance [1]	-	-	-	-	-	-	-	-	(1)	(1)	(2)
National Support Program for Micro and Small Companies (PRONAMPE)	1,510	1,000	9,345	69	9	3	209	261	1	12,407	11,740
Existing allowance [2]	-	(5)	(93)	(2)	(1)	(1)	(105)	(182)	(1)	(390)	(383)
Emergency Program for Access to Credit (PEAC FGI)	7,752	635	2,011	322	164	68	249	141	59	11,401	12,221
Existing allowance [2]	-	(3)	(20)	(10)	(16)	(21)	(124)	(99)	(59)	(352)	(312)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

The accounting policy on deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending and subordinated debt is presented in Note 2b IV.

a) Summary

	03/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	362,353	76,284	53,866	472,828	965,331	951,352
Deposits received under securities repurchase agreements	360,868	874	1,994	33,449	397,185	389,311
Funds from acceptances and issuance of securities	7,563	54,581	52,272	188,572	302,988	301,635
Borrowing and onlending	12,161	36,468	44,635	15,341	108,605	99,788
Subordinated debt	5	-	-	47,603	47,608	46,677
Total	**742,950**	**168,207**	**152,767**	**757,793**	**1,821,717**	**1,788,763**
% per maturity date	40.8%	9.2%	8.4%	41.6%	100.0%	
Total - 12/31/2023	**715,794**	**168,900**	**140,540**	**763,529**	**1,788,763**	
% per maturity date	40.0%	9.4%	7.9%	42.7%	100.0%	

b) Deposits

	03/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**248,355**	**76,284**	**53,866**	**472,828**	**851,333**	**837,804**
Savings deposits	174,171	-	-	-	174,171	174,765
Interbank deposits	981	3,100	1,400	948	6,429	6,448
Time deposits	73,203	73,184	52,466	471,880	670,733	656,591
Non-interest bearing deposits	**113,998**	**-**	**-**	**-**	**113,998**	**113,548**
Demand deposits	106,275	-	-	-	106,275	105,634
Other deposits	7,723	-	-	-	7,723	7,914
Total	**362,353**	**76,284**	**53,866**	**472,828**	**965,331**	**951,352**
% per maturity date	37.5%	7.9%	5.6%	49.0%	100.0%	
Total – 12/31/2023	**347,885**	**78,984**	**53,949**	**470,534**	**951,352**	
% per maturity date	36.6%	8.3%	5.7%	49.4%	100.0%	

c) Deposits received under securities repurchase agreements

	03/31/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**192,020**	**34**	**2**	**7**	**192,063**	**178,775**
Government securities	165,484	33	-	-	165,517	147,656
Corporate securities	26,131	-	2	-	26,133	30,714
Own issue	2	-	-	7	9	8
Foreign	403	1	-	-	404	397
Third-party portfolio	**125,758**	**-**	**-**	**-**	**125,758**	**134,807**
Free portfolio	**43,090**	**840**	**1,992**	**33,442**	**79,364**	**75,729**
Total	**360,868**	**874**	**1,994**	**33,449**	**397,185**	**389,311**
% per maturity date	90.9%	0.2%	0.5%	8.4%	100.0%	
Total - 12/31/2023	**352,451**	**1,181**	**4,200**	**31,479**	**389,311**	
% per maturity date	90.5%	0.3%	1.1%	8.1%	100.0%	

d) Funds from acceptances and issuance of securities

	03/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**7,395**	**47,804**	**46,009**	**127,708**	**228,916**	**228,414**
Financial bills	3,163	23,034	18,439	37,620	82,256	81,197
Real estate credit bills	2,410	12,528	13,447	18,355	46,740	48,955
Rural credit bills	1,803	7,596	9,503	21,717	40,619	39,072
Guaranteed real estate bills	19	4,646	4,620	50,016	59,301	59,190
Foreign loans through securities	**115**	**6,384**	**5,565**	**50,673**	**62,737**	**62,999**
Brazil risk note programme	10	1,011	2,640	3,906	7,567	7,758
Structure note issued	97	1,854	1,424	5,466	8,841	8,409
Bonds	-	3,066	226	30,994	34,286	36,324
Fixed rate notes	6	-	-	8,200	8,206	6,810
Eurobonds	2	5	852	32	891	832
Mortgage notes	-	-	7	58	65	76
Other	-	448	416	2,017	2,881	2,790
Funding from structured operations certificates	**53**	**393**	**698**	**10,191**	**11,335**	**10,222**
Total	**7,563**	**54,581**	**52,272**	**188,572**	**302,988**	**301,635**
% per maturity date	2.5%	18.0%	17.3%	62.2%	100.0%	
Total - 12/31/2023	**5,799**	**39,333**	**54,993**	**201,510**	**301,635**	
% per maturity date	2.0%	13.0%	18.2%	66.8%	100.0%	

The fair value of Funding from structured operations certificates is R$ 12,834 (R$ 11,448 at 12/31/2023).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Termo de emissão registrado", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.33% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

	03/31/2024	12/31/2023
Real estate loans	61,479	63,114
Government securities - Brazil	3,570	3,384
Total asset portfolio	**65,049**	**66,498**
Total adjusted asset portfolio	**65,049**	**66,498**
Liabilities for issue of LIGs	**59,301**	**59,190**
Remuneration of the Fiduciary Agent	**3**	**3**

II - Requirements of asset portfolio

	03/31/2024		12/31/2023	
Breakdown		**94.5%**		**94.9%**
Sufficiency				
Notional amount		109.7%		112.4%
Present value under stress		106.7%		113.2%
Weighted average term				
Of the asset portfolio	139.5	months	141.6	months
Of outstanding LIGs	36.9	months	38.9	months
Liquidity				
Net assets		5,159		5,224

e) Borrowing and onlending

	03/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**11,806**	**34,555**	**42,782**	**6,469**	**95,612**	**86,701**
In Brazil	2,786	-	-	-	2,786	3,902
Foreign [1]	9,020	34,555	42,782	6,469	92,826	82,799
Onlending - In Brazil – Official Institutions	**355**	**1,913**	**1,853**	**8,872**	**12,993**	**13,087**
BNDES	60	449	348	3,134	3,991	3,864
FINAME	294	1,326	1,441	5,318	8,379	8,519
Other	1	138	64	420	623	704
Total	**12,161**	**36,468**	**44,635**	**15,341**	**108,605**	**99,788**
% per maturity date	11.2%	33.6%	41.1%	14.1%	100.0%	
Total - 12/31/2023	**9,658**	**48,567**	**27,398**	**14,165**	**99,788**	
% per maturity date	9.7%	48.7%	27.5%	14.1%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

	03/31/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills	-	-	-	21,733	21,733	20,256
Euronotes	-	-	-	20,000	20,000	19,262
Bonds	5	-	-	5,870	5,875	7,159
Total	**5**	**-**	**-**	**47,603**	**47,608**	**46,677**
% per maturity date	-	-	-	100.0%	**100.0%**	
Total - 12/31/2023	**1**	**835**	**-**	**45,841**	**46,677**	
% per maturity date	-	1.8%	-	98.2%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated euronotes in the amount of R$ 20,006 (R$ 19,315 at 12/31/2023) with maturity over 365 days and Subordinated financial bills in the amount of R$ 21,733 (R$ 20,256 at 12/31/2023) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	03/31/2024	12/31/2023
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	2,305	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	948	1,052
	50	2019	2028	CDI + 0.72%	73	71
	2,281	2019	2029	CDI + 0.75%	3,318	3,227
	450	2020	2029	CDI + 1.85%	653	633
	106	2020	2030	IPCA + 4.64%	156	151
	1,556	2020	2030	CDI + 2%	2,268	2,199
	5,488	2021	2031	CDI + 2%	7,703	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,062	1,029
	1,161	2023	2034	102% of CDI	1,174	1,141
	108	2023	2034	CDI + 0.2%	110	107
	122	2023	2034	10.63%	124	121
	700	2023	Perpetual	CDI + 1.9%	735	713
	107	2023	2034	IPCA + 5.48%	109	106
	530	2024	2034	100% of CDI	528	-
	470	2024	2039	102% of CDI	467	-
				Total	**21,733**	**20,256**
Subordinated euronotes - USD						
	1,250	2017	Perpetual	7.72%	6,389	6,042
	750	2018	Perpetual	7.86%	3,756	3,709
	750	2019	2029	4.50%	3,806	3,640
	700	2020	Perpetual	4.63%	3,513	3,441
	501	2021	2031	3.88%	2,536	2,430
				Total	**20,000**	**19,262**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,264	1,366
	97,962	2009	2035	4.75%	978	1,060
	1,060,250	2010	2032	4.35%	97	105
	1,060,250	2010	2035	3.90% to 3.96%	224	242
	1,060,250	2010	2036	4.48%	1,066	1,152
	1,060,250	2010	2038	3.93%	777	839
	1,060,250	2010	2040	4.15% to 4.29%	598	647
	1,060,250	2010	2042	4.45%	292	315
	57,168	2014	2034	3.80%	382	412
				Total	**5,678**	**6,138**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	192	186
	780,392	2014	2024	LIB	-	835
				Total	**192**	**1,021**
Subordinated bonds - USD						
	172	2023	2024	8.90%	5	-
				Total	**5**	**-**
Total					**47,608**	**46,677**

Note 8 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2b XVI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) -** recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage.

- **Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) -** recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system.

II - Premium Bonds:

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Unearned premiums (PPNG)	4,136	4,054	10	11	-	-	4,146	4,065
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	16	16	272,407	265,177	-	-	272,423	265,193
Redemptions and other unsettled amounts (PVR)	19	5	989	630	-	-	1,008	635
Financial surplus (PEF)	-	-	724	729	-	-	724	729
Unsettled claims (PSL)	486	475	13	85	-	-	499	560
Claims / events incurred but not reported (IBNR)	420	410	26	26	-	-	446	436
Related expenses (PDR/PDC)	28	29	54	53	-	-	82	82
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,122	3,146	3,122	3,146
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	8	8	8	8
Other provisions	140	140	417	-	-	-	557	140
Total technical provisions (a)	**5,245**	**5,129**	**274,640**	**266,711**	**3,130**	**3,154**	**283,015**	**274,994**
Current	**3,896**	**3,838**	**1,104**	**805**	**3,130**	**3,154**	**8,130**	**7,797**
Non-current	**1,349**	**1,291**	**273,536**	**265,906**	**-**	**-**	**274,885**	**267,197**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Interbank investments	**602**	**285**	**1,437**	**1,142**	**980**	**750**	**3,019**	**2,177**
Securities and derivative financial instruments	**3,141**	**3,288**	**273,552**	**266,521**	**2,290**	**2,543**	**278,983**	**272,352**
PGBL / VGBL fund quotas [(1)]	-	-	260,727	253,286	-	-	260,727	253,286
Other government securities and corporate securities	3,141	3,288	12,825	13,235	2,290	2,543	18,256	19,066
Receivables from insurance and reinsurance operations [(2)]	**1,692**	**1,743**	**479**	**85**	**-**	**-**	**2,171**	**1,828**
Credit rights	1,386	1,387	-	-	-	-	1,386	1,387
Other credits	306	356	479	85	-	-	785	441
Total Guarantee Assets (b)	**5,435**	**5,316**	**275,468**	**267,748**	**3,270**	**3,293**	**284,173**	**276,357**
Total Excess Coverage (b-a)	**190**	**187**	**828**	**1,037**	**140**	**139**	**1,158**	**1,363**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2b XVII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		03/31/2024				12/31/2023
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		**3,203**	**7,821**	**2,141**	**13,165**	**13,261**
(-) Provisions guaranteed by indemnity clause	2b X	(205)	(962)	-	(1,167)	(1,159)
Subtotal		**2,998**	**6,859**	**2,141**	**11,998**	**12,102**
Adjustment / Interest		49	135	-	184	417
Changes in the period reflected in income		**274**	**647**	**53**	**974**	**4,045**
Increase		380	716	53	1,149	5,005
Reversal		(106)	(69)	-	(175)	(960)
Payment		(386)	(464)	-	(850)	(4,566)
Subtotal		**2,935**	**7,177**	**2,194**	**12,306**	**11,998**
(+) Provisions guaranteed by indemnity clause	2b X	208	1,086	-	1,294	1,167
Closing balance		**3,143**	**8,263**	**2,194**	**13,600**	**13,165**
Current		**1,603**	**2,976**	**639**	**5,218**	**6,562**
Non-current		**1,540**	**5,287**	**1,555**	**8,382**	**6,603**
Closing balance at 12/31/2023		**3,203**	**7,821**	**2,141**	**13,165**	

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

		03/31/2024			12/31/2023
	Note	Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		**2,634**	**3,945**	**6,579**	**6,214**
(-) Provisions guaranteed by indemnity clause	2b X	-	(79)	(79)	(75)
Subtotal		2,634	3,866	**6,500**	6,139
Adjustment / Interest		28	57	85	382
Changes in the period reflected in income		**(50)**	**(75)**	**(125)**	**373**
Increase		2	7	9	722
Reversal		(52)	(82)	(134)	(349)
Payment		(4)	(77)	(81)	(394)
Subtotal		**2,608**	**3,771**	**6,379**	**6,500**
(+) Provisions guaranteed by indemnity clause	2b X	-	80	80	79
Closing balance		**2,608**	**3,851**	**6,459**	**6,579**
Current		-	-	-	-
Non-current		**2,608**	**3,851**	**6,459**	**6,579**
Closing balance at 12/31/2023		**2,634**	**3,945**	**6,579**	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 2,001: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,315.

- PIS and COFINS – Calculation Basis – R$ 713: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 699.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,737 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 945 (R$ 870 at 12/31/2023).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 45,481 (R$ 45,080 at 12/31/2023), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 9,725: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 7,645: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,689: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,961: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,757: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,534: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,313: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,542: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 968 (R$ 943 at 12/31/2023) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

		03/31/2024				12/31/2023
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	10a	1,921	2,181	9,403	13,505	13,277
Investment fund quotas		450	93	16	559	574
Surety		68	57	5,722	5,847	5,683
Insurance bond		1,918	1,546	17,830	21,294	21,011
Guarantee by government securities		-	-	334	334	325
Total		**4,357**	**3,877**	**33,305**	**41,539**	**40,870**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	03/31/2024	12/31/2023
Foreign exchange portfolio	10b	153,526	126,945
Trading and intermediation of securities		20,208	19,494
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,505	13,277
Operations without credit granting characteristics, net of provisions		11,221	10,325
Income receivable		3,689	3,442
Sundry domestic		8,117	5,941
Receivables from insurance and reinsurance operations		2,130	2,137
Sundry foreign		978	771
Net amount receivables from reimbursement of provisions	9c	968	943
Assets of post-employment benefit plans	19e	337	343
Other		2,188	2,061
Total		**216,867**	**185,679**
Current		**186,792**	**163,615**
Non-current		**30,075**	**22,064**

b) Foreign exchange portfolio

	Note	03/31/2024	12/31/2023
Assets - other receivables	**10a**	**153,526**	**126,945**
Exchange purchase pending settlement – foreign currency		83,665	68,796
Bills of exchange and term documents – foreign currency		2	2
Exchange sale rights – local currency		71,948	59,076
(Advances received) – local currency		(2,089)	(929)
Liabilities – other liabilities	**2a, 10d**	**155,976**	**129,303**
Exchange sales pending settlement – foreign currency		72,783	60,244
Liabilities from purchase of foreign currency – local currency		83,075	68,936
Other		118	123
Offsetting accounts		**4,329**	**3,914**
Outstanding import credits – foreign currency		2,129	1,997
Confirmed export credits – foreign currency		2,200	1,917

c) Prepaid expenses

	03/31/2024	12/31/2023
Publicity and advertising	1,122	1,272
Commissions related to software maintenance	1,041	1,000
Commissions	432	417
Related to insurance and pension plan	20	20
Related to vehicle financing	7	9
Other	405	388
Credit Card Operating Expenses	790	893
Legal Protection Insurance	159	165
Municipal Tax	108	10
Other	1,390	1,347
Total	**5,042**	**5,104**
Current	**4,145**	**4,115**
Non-current	**897**	**989**

d) Other liabilities - Sundry

	Note	03/31/2024	12/31/2023
Foreign exchange portfolio	10b	155,976	129,303
Payment transactions		76,197	71,403
Trading and intermediation of securities		17,501	19,336
Charging and collection of taxes and similar		10,524	520
Social and statutory		4,802	10,675
Transactions related to credit assignments	6f	592	641
Provisions for sundry payments		2,548	2,788
Sundry foreign		2,945	3,516
Sundry domestic		4,933	4,283
Personnel provision		2,655	2,386
Funds to be released		1,790	1,699
Obligations on official agreements and rendering of payment services		1,683	2,035
Liabilities from post-employment benefit plans	19e	2,368	2,772
Income receivable		1,196	1,339
Other		2,106	1,956
Total		**287,816**	**254,652**
Current		**268,526**	**242,391**
Non-current		**19,290**	**12,261**

e) Commissions and Banking Fees

The accounting policy on commissions and banking fees is presented in Note 2b XX.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 03/31/2024	01/01 to 03/31/2023
Credit and debit cards	4,961	5,100
Current account services	1,657	1,782
Asset management	1,962	1,981
Funds	1,648	1,631
Consortia	314	350
Credit operations and Financial guarantees provided	714	700
Credit operations	321	347
Financial guarantees provided	393	353
Collection services	510	504
Advisory services and Brokerage	1,139	695
Custody services	152	149
Other	824	770
Total	**11,919**	**11,681**

f) Personnel expenses

	01/01 to 03/31/2024	01/01 to 03/31/2023
Compensation, Payroll charges, Welfare benefits, Dismissals and Training	(5,647)	(5,595)
Employees' profit sharing and Share-based payment	(1,714)	(1,449)
Total	**(7,361)**	**(7,044)**

g) Other administrative expenses

	01/01 to 03/31/2024	01/01 to 03/31/2023
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(1,904)	(1,969)
Data processing and telecommunications	(1,212)	(1,199)
Installations and Materials	(806)	(895)
Depreciation and amortization	(1,339)	(1,261)
Advertising, promotions and publicity	(512)	(412)
Other	(329)	(337)
Total	**(6,102)**	**(6,073)**

h) Other operating expenses

	01/01 to 03/31/2024	01/01 to 03/31/2023
Selling - credit cards	(1,466)	(1,426)
Selling of non-financial products	(1,827)	(521)
Operations without no credit granting characteristics, net of provision	(109)	47
Amortization of goodwill	(103)	(57)
Claims losses	(123)	(160)
Refund of interbank costs	(127)	(103)
Impairment	(12)	(14)
Other	(668)	(410)
Total	**(4,435)**	**(2,644)**

Note 11 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2b XVIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [1]	0.65%
Additional income tax	10.00%	COFINS [1]	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income

Due on operations for the period	01/01 to 03/31/2024	01/01 to 03/31/2023
Income before income tax and social contribution	**12,437**	**9,799**
Charges (income tax and social contribution) at the rates in effect	(5,596)	(4,410)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	121	82
Interest on capital	1,277	1,387
Other non-deductible expenses net of non taxable income [1]	725	302
Income tax and social contribution expenses	**(3,473)**	**(2,639)**
Related to temporary differences		
Increase / (reversal) for the period	956	1,239
(Expenses) / Income related to deferred taxes	**956**	**1,239**
Total income tax and social contribution expenses	**(2,517)**	**(1,400)**

1) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 03/31/2024	01/01 to 03/31/2023
PIS and COFINS	(1,812)	(1,778)
ISS	(391)	(389)
Other	(215)	(277)
Total	**(2,418)**	**(2,444)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (442) (R$ (412) from 01/01 to 03/31/2023) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according regulations established by Law No. 14,031, of July 28, 2020.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	03/31/2024	12/31/2023	12/31/2023	Realization / Reversal	Increase	03/31/2024
Reflected in income			**60,390**	**(5,841)**	**7,349**	**61,898**
Provision for loan losses	98,802	95,508	41,274	(1,942)	3,480	42,812
Related to tax losses and social contribution loss carryforwards			1,997	(41)	691	2,647
Provision for profit sharing	2,982	6,578	2,794	(2,794)	1,275	1,275
Provision for devaluation of securities with permanent impairment	2,863	2,731	1,228	(78)	137	1,287
Adjustments to fair value of Trading securities and Derivative financial instruments	944	123	61	(61)	475	475
Goodwill on purchase of investments	223	237	91	(5)	-	86
Provisions	13,624	13,453	5,869	(451)	529	5,947
Civil lawsuits	2,935	2,998	1,227	(177)	150	1,200
Labor claims	6,838	6,510	2,867	(202)	349	3,014
Tax and social security obligations	3,851	3,945	1,775	(72)	30	1,733
Legal obligations	792	720	279	(1)	34	312
Provision related to health insurance operations	955	955	382	-	-	382
Other non-deductible provisions	16,653	16,053	6,415	(468)	728	6,675
Reflected in stockholders' equity			**3,119**	**(69)**	**529**	**3,579**
Adjustments to fair value of available for sale securities	5,398	4,328	2,175	(20)	526	2,681
Cash flow hedge	142	240	120	(49)	-	71
Post-employment benefits	1,836	1,830	824	-	3	827
Total [(1)]	**145,214**	**142,756**	**63,509**	**(5,910)**	**7,878**	**65,477**
Social contribution for offsetting arising from Option established in article 8° of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

1) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 14,754 (R$ 13,946 at 12/31/2023) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,280 (R$ 1,278 at 12/31/2023), Provision for loan losses of R$ 12,154 (R$ 11,260 at 12/31/2023), Administrative provisions of R$ 76 (R$ 107 at 12/31/2023), Provisions for legal, tax and social security obligations of R$ 383 (R$ 397 at 12/31/2023), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 91 (R$ 106 at 12/31/2023), and Provision for reward program of R$ 142 (R$ 180 at 12/31/2023).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2023	Realization / Reversal	Increase	03/31/2024
Reflected in income	**5,207**	**(2,215)**	**2,568**	**5,560**
Depreciation in excess – finance lease	130	(13)	-	117
Adjustment of deposits in guarantee and provisions	1,581	(1)	58	1,638
Post-employment benefits	15	(4)	174	185
Adjustments to fair value of trading securities and derivative financial instruments	1,594	(1,594)	1,609	1,609
Adjustments of operations carried out on the future settlement market	450	(450)	683	683
Other	1,437	(153)	44	1,328
Reflected in stockholders' equity	**1,060**	**(29)**	**626**	**1,657**
Adjustments to fair value of available for sale securities	1,052	(29)	626	1,649
Post-employment benefits	8	-	-	8
Total (1)	**6,267**	**(2,244)**	**3,194**	**7,217**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 541 (R$ 632 at 12/31/2023) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 369 (R$ 360 at 12/31/2023), Adjustments to fair value of available for sale securities of R$ 6 (R$ 17 at 12/31/2023), Depreciation in excess - finance lease of R$ 115 (R$ 128 at 12/31/2023), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 31 (R$ 107 at 12/31/2023).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2024	14,382	22.9%	1,074	40.6%	15,456	23.6%	-	-	(914)	12.7%	14,542	24.9%
2025	10,108	16.1%	333	12.6%	10,441	15.9%	-	-	(292)	4.0%	10,149	17.4%
2026	11,539	18.4%	32	1.2%	11,571	17.7%	-	-	(206)	2.9%	11,365	19.5%
2027	11,693	18.6%	26	1.0%	11,719	17.9%	-	-	(282)	3.9%	11,437	19.6%
2028	4,711	7.5%	764	28.9%	5,475	8.4%	-	-	(452)	6.3%	5,023	8.6%
After 2028	10,397	16.5%	418	15.7%	10,815	16.5%	65	100.0%	(5,071)	70.2%	5,809	10.0%
Total	**62,830**	**100.0%**	**2,647**	**100.0%**	**65,477**	**100.0%**	**65**	**100.0%**	**(7,217)**	**100.0%**	**58,325**	**100.0%**
Present Value [1]	**55,032**		**2,363**		**57,395**		**50**		**(5,594)**		**51,851**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 03/31/2024, deferred tax assets not accounted for correspond to R$ 249 (R$ 273 at 12/31/2023) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	03/31/2024	12/31/2023
Taxes and contributions on income payable		2,826	6,153
Other taxes and contributions payable		5,997	4,054
Legal obligations	9b II	2,608	2,634
Total		**11,431**	**12,841**
Current		**7,597**	**9,841**
Non-current		**3,834**	**3,000**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,029 (R$ 1,220 at 12/31/2023) and are represented by Legal obligations of R$ 958 (R$ 962 at 12/31/2023) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,071 (R$ 258 at 12/31/2023).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A.	Book value 12/31/2023						Changes from 01/01 to 03/31/2024									Balance at 03/31/2024	Equity in earnings of subsidiaries from 01/01 to 03/31/2023
	Book value								Equity in earnings of subsidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria (1)	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued (2)	Net Income / (Loss)	Adjustments to investor criteria (1)	Unrealized results and other	Total	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)		
Subsidiaries																	
In Brazil	**172,006**	**(3,749)**	**1,253**	**(24)**	**-**	**169,486**	**-**	**(6,428)**	**8,118**	**(4)**	**(187)**	**7,927**	**555**	**(59)**	**21**	**171,502**	**7,737**
Itaú Unibanco S.A.	144,681	(3,720)	1,084	(21)	-	142,024	-	(6,431)	6,910	(9)	(187)	6,714	555	177	-	143,039	6,818
Redecard Instituição de Pagamento S.A.	9,484	-	1	(3)	-	9,482	-	-	150	-	-	150	-	(50)	-	9,582	194
Banco Itaucard S.A.	5,126	1	6	-	-	5,133	-	-	99	-	-	99	-	-	-	5,232	26
Banco Itaú BBA S.A.	3,427	(26)	86	-	-	3,487	-	-	392	(1)	-	391	-	(51)	-	3,827	243
Itaú Corretora de Valores S.A.	3,206	-	11	-	-	3,217	-	-	65	-	-	65	-	-	-	3,282	105
Itauseg Participações S.A.	3,217	-	-	-	-	3,217	-	-	209	-	-	209	-	(119)	-	3,307	180
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,124	(4)	-	-	-	1,120	-	-	30	-	-	30	-	(1)	-	1,149	13
Other Participation	1,741	-	65	-	-	1,806	-	3	263	6	-	269	-	(15)	21	2,084	158
Foreign	**8,393**	**607**	**-**	**(1)**	**102**	**9,101**	**(11)**	**(50)**	**432**	**-**	**1**	**433**	**(24)**	**(23)**	**-**	**9,426**	**361**
Banco Itaú Chile	4,524	270	-	(2)	102	4,894	(11)	-	117	-	-	117	(261)	(15)	-	4,724	96
Banco Itaú Uruguay S.A.	3,127	134	-	4	-	3,265	-	-	270	-	-	270	248	(8)	-	3,775	210
Other Participation	742	203	-	(3)	-	942	-	(50)	45	-	1	46	(11)	-	-	927	55
Total	**180,399**	**(3,142)**	**1,253**	**(25)**	**102**	**178,587**	**(11)**	**(6,478)**	**8,550**	**(4)**	**(186)**	**8,360**	**531**	**(82)**	**21**	**180,928**	**8,098**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as Income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 03/31/2024	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	69,784	139,919	6,910	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	49,469	773	348,565,621	-	-	19.37%	19.37%
Banco Itaucard S.A.	3,850	5,232	99	259,874,698,863	1,395,607,666	-	100.00%	100.00%
Banco Itaú BBA S.A.	1,326	3,827	392	4,474,436	4,474,436	-	100.00%	100.00%
Itaú Corretora de Valores S.A.	1,550	3,282	65	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	6,961	12,476	793	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	639	1,149	30	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	13,703	17,626	447	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	594	3,772	270	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 56 (R$ (48) from 01/01 to 03/31/2023) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subisidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 537 (R$ (489) from 01/01 to 03/31/2023).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	03/31/2024			12/31/2023			01/01 to 03/31/2024		01/01 to 03/31/2023	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	2,089,460	15,070	191,779	2,008,271	14,648	153,723	605	7,955	(536)	6,202
Redecard Instituição de Pagamento S.A.	135,188	85	69,715	127,263	85	65,904	2	775	1	1,003
Banco Itaucard S.A.	15,803	-	2,849	15,882	-	2,832	-	99	-	26
Banco Itaú BBA S.A.	4,647	68	530	4,836	67	739	(27)	365	(4)	238
Itaú Corretora de Valores S.A.	9,808	14	6,166	8,459	11	4,828	-	65	-	105
Itauseg Participações S.A.	13,161	1	65	12,468	1	26	(230)	526	(357)	276
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,309	71	12	1,288	71	12	-	31	1	14
Foreign										
Banco Itaú Chile	185,778	19	11,749	186,971	12	12,081	345	792	(66)	299
Banco Itaú Uruguay S.A.	40,155	-	2,954	35,804	-	2,891	(8)	262	10	220

Note 13 - Fixed assets

The accounting policies on fixed assetss and impairment of non-financial assets are presented in Notes 2b XIII, 2b XV.

Fixed Assets	03/31/2024					12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**9,104**	**(3,789)**	**(210)**	**5,105**	**5,115**
Land		1,985	-	-	1,985	1,984
Buildings and Improvements	4% to 10%	7,119	(3,789)	(210)	3,120	3,131
Other fixed assets		**15,352**	**(11,400)**	**(68)**	**3,884**	**3,908**
Installations and Furniture and equipament	10% to 20%	3,360	(2,563)	(17)	780	801
Data processing systems	20% to 50%	9,165	(7,512)	(51)	1,602	1,751
Other [1]	10% to 20%	2,827	(1,325)	-	1,502	1,356
Total		**24,456**	**(15,189)**	**(278)**	**8,989**	**9,023**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

The contractual commitments for purchase of the fixed assets totaled R$ 1, achievable until 2024.

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assetss and impairment of non-financial assets are presented in Notes 2b XIV, 2b XV.

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2023	**11,959**	**2,227**	**5,230**	**19,577**	**7,585**	**46,578**
Acquisitions	-	-	51	923	158	**1,132**
Termination / disposals	-	-	(1)	-	(44)	**(45)**
Exchange variation	(485)	27	(5)	(75)	(65)	**(603)**
Other	-	(4)	(8)	(2)	-	**(14)**
Balance at 03/31/2024	**11,474**	**2,250**	**5,267**	**20,423**	**7,634**	**47,048**
Amortization						
Balance at 12/31/2023	**(8,724)**	**(1,242)**	**(3,710)**	**(8,422)**	**(3,766)**	**(25,864)**
Amortization expenses	(182)	(20)	(112)	(719)	(328)	**(1,361)**
Termination / disposals	-	-	1	-	44	**45**
Exchange variation	324	(7)	(8)	39	60	**408**
Other	5	4	-	-	-	**9**
Balance at 03/31/2024	**(8,577)**	**(1,265)**	**(3,829)**	**(9,102)**	**(3,990)**	**(26,763)**
Impairment						
Balance at 12/31/2023	**(1,197)**	**(648)**	**(174)**	**(1,089)**	**-**	**(3,108)**
Increase	-	-	-	-	-	**-**
Exchange variation	87	(23)	-	-	-	**64**
Balance at 03/31/2024	**(1,110)**	**(671)**	**(174)**	**(1,089)**	**-**	**(3,044)**
Book value						
Balance at 03/31/2024	**1,787**	**314**	**1,264**	**10,232**	**3,644**	**17,241**
Balance at 12/31/2023	**2,038**	**337**	**1,346**	**10,066**	**3,819**	**17,606**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (323) (R$ (1,249) from 01/01 to 12/31/2023), is disclosed under the heading Expenses related to financial operations.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 1,014 (R$ 1,218 at 12/31/2023).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		03/31/2024			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**03/31/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	03/31/2024	4,922,265,445	1,500,678,383	6,422,943,828	59,439
Residents abroad	03/31/2024	36,024,914	3,345,166,606	3,381,191,520	31,290
Treasury shares (1)	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Acquisition of treasury shares		-	27,000,000	27,000,000	(901)
Result of delivery of treasure shares		-	(25,383,518)	(25,383,518)	844
Treasury shares (1)	**03/31/2024**	**-**	**2,053,153**	**2,053,153**	**(68)**
Number of total shares at the end of the period (2)	**03/31/2024**	**4,958,290,359**	**4,843,791,836**	**9,802,082,195**	
Number of total shares at the end of the period (2)	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 03/31/2024:

	03/31/2024	
Cost / Market value	**Common**	**Preferred**
Minimum	-	32.90
Weighted Average	-	33.34
Maximum	-	33.66
Treasury Shares		
Average cost	-	33.25
Market value on the last day of the base date	29.94	34.64

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	03/31/2024
Statutory individual net income	8,811
Adjustments:	
(-) Legal reserve - 5%	(441)
Dividend calculation basis	**8,370**
Minimum mandatory dividend - 25%	2,093
Dividends and Interest on Capital Paid / Accrued	**2,455**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**346**	**(52)**	**294**
Interest on capital - 2 monthly installment paid from February to March 2024	0.0150	346	(52)	294
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,543**	**(382)**	**2,161**
Interest on capital - 1 monthly installment paid on 04/01/2024	0.0150	173	(26)	147
Interest on capital - credited on 03/04/2024 to be paid until 08/31/2024	0.2055	2,370	(356)	2,014
Total - 01/01 to 03/31/2024		**2,889**	**(434)**	**2,455**
Total - 01/01 to 03/31/2023		**3,086**	**(463)**	**2,623**

c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING

	03/31/2024	12/31/2023
Capital reserves	**2,055**	**2,617**
Premium on subscription of shares	284	284
Share-based payment	1,770	2,332
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves [(1)]	**88,192**	**93,729**
Legal [(2)]	17,181	16,740
Statutory [(3)]	71,011	65,989
Special revenue [(4)]	-	11,000

1) Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.
4) Refers to Dividends declared after 12/31/2023.

d) Reconciliation of net income and stockholders' equity (Note 2b I)

	Net income		Stockholders' equity	
	01/01 to 03/31/2024	01/01 to 03/31/2023	03/31/2024	12/31/2023
ITAÚ UNIBANCO HOLDING	**8,811**	**7,773**	**177,342**	**182,505**
Amortization of goodwill	(1)	(1)	5	6
Hedge in foreign operations	269	240	(1,505)	(1,950)
Other	504	167	139	227
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**9,583**	**8,179**	**175,981**	**180,788**

e) Non-controlling interests

	Stockholders' equity		Income	
	03/31/2024	12/31/2023	01/01 to 03/31/2024	01/01 to 03/31/2023
Banco Itaú Chile	5,743	5,937	(146)	(126)
Itaú Colombia S.A.	19	18	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	644	830	(52)	(36)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	386	379	(7)	17
Other	668	983	(21)	(16)
Total	**7,460**	**8,147**	**(226)**	**(161)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 03/31/2024	01/01 to 03/31/2023
Partner Plan	(40)	(36)
Share-based plan	(92)	(102)
Total	**(132)**	**(138)**

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 03/31/2024	01/01 to 03/31/2023
	Quantity	Quantity
Opening balance	**62,425,428**	**48,253,812**
New	23,264,639	22,852,296
Delivered	(7,974,424)	(9,533,753)
Cancelled	(189,542)	(204,281)
Closing balance	**77,526,101**	**61,368,074**
Weighted average of remaining contractual life (years)	**2.94**	**3.09**
Market value weighted average (R$)	**26.93**	**21.87**

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 03/31/2024	01/01 to 03/31/2023
	Quantity	Quantity
Opening balance	**43,494,634**	**44,230,077**
New	18,195,235	20,350,440
Delivered	(19,336,041)	(17,161,702)
Cancelled	(54,780)	(174,568)
Closing balance	**42,299,048**	**47,244,247**
Weighted average of remaining contractual life (years)	**1.52**	**1.50**
Market value weighted average (R$)	**32.46**	**25.71**

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2b I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.
- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.
- Other related parties:
  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.
  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.
  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.
  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	03/31/2024				12/31/2023
	Parent companies	Associates and joint ventures	Other related parties	Total	Total
Assets					
Interbank investments	-	-	-	-	321
Loan operations	-	129	348	477	679
Securities and derivative financial instruments (assets and liabilities)	1,345	328	3,793	5,466	4,720
Other receivables and other assets	1	351	32	384	397
Total assets	**1,346**	**808**	**4,173**	**6,327**	**6,117**
Liabilities					
Deposits	-	(97)	(960)	(1,057)	(1,398)
Deposits received under securities repurchase agreements	-	-	(40)	(40)	(194)
Funds from acceptances and issuance of securities	-	(38)	(75)	(113)	(82)
Other liabilities	(7)	(17)	(991)	(1,015)	(1,089)
Total liabilities	**(7)**	**(152)**	**(2,066)**	**(2,225)**	**(2,763)**
	01/01 to 03/31/2024				01/01 to 03/31/2023
Statement of Income					
Income related to financial operations	37	8	107	152	241
Expenses related to financial operations	-	(17)	(48)	(65)	(71)
Other operating revenues / (expenses)	3	(37)	(152)	(186)	(52)
Income	**40**	**(46)**	**(93)**	**(99)**	**118**

ITAÚ UNIBANCO HOLDING	03/31/2024					12/31/2023
	Parent companies	Subsidiaries [1]	Associates and joint ventures	Other related parties	Total	Total
Assets						
Interbank investments	-	35,854	-	-	35,854	48,753
Loan operations	-	15	1	1	17	14
Securities and derivative financial instruments (assets and liabilities)	-	4,757	-	2	4,759	3,251
Other receivables and other assets	-	164	-	-	164	184
Total assets	**-**	**40,790**	**1**	**3**	**40,794**	**52,202**
Liabilities						
Deposits	-	(84,727)	-	-	(84,727)	(82,553)
Funds from acceptances and issuance of securities	-	(181)	-	-	(181)	(124)
Interbank and Interbranch accounts (assets and liabilities)	-	(843)	-	-	(843)	(3,123)
Other liabilities	-	(27,943)	-	-	(27,943)	(27,977)
Total liabilities	**-**	**(113,694)**	**-**	**-**	**(113,694)**	**(113,777)**
	01/01 to 03/31/2024					01/01 to 03/31/2023
Statement of Income						
Income related to financial operations	-	1,275	-	-	1,275	1,214
Expenses related to financial operations	-	(2,176)	-	-	(2,176)	(2,455)
Other operating revenues / (expenses)	-	(45)	-	-	(45)	(38)
Income	**-**	**(946)**	**-**	**-**	**(946)**	**(1,279)**

1) Companies related in Note 2b I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 182, Liabilities of R$ (7,785) and Result of R$ (21) (R$ 185, R$ (7,099) at 12/31/2023 and R$ (53) from 01/01 to 03/31/2023, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (839) (R$ (765) from 01/01 to 03/31/2023) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 03/31/2024	01/01 to 03/31/2023
Fees	(213)	(217)
Profit sharing	(111)	(59)
Post-employment benefits	(4)	(4)
Share-based payment plan	(24)	(22)
Total	**(352)**	**(302)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2b VIII.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	03/31/2024				12/31/2023			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**197,851**	**292,114**	**50**	**490,015**	**202,403**	**283,006**	**66**	**485,475**
Government securities - Brazil	**186,682**	**8,146**	**-**	**194,828**	**187,425**	**7,864**	**-**	**195,289**
Financial treasury bills	20,115	-	-	20,115	12,244	-	-	12,244
National treasury bills	58,305	-	-	58,305	79,221	-	-	79,221
National treasury notes	104,215	8,146	-	112,361	93,097	7,864	-	100,961
Brazilian external debt bonds	4,047	-	-	4,047	2,863	-	-	2,863
Government securities - Latin America	**2,364**	**-**	**-**	**2,364**	**2,920**	**-**	**-**	**2,920**
Government securities - Abroad	**547**	**-**	**-**	**547**	**1,052**	**-**	**-**	**1,052**
Corporate securities	**8,258**	**23,241**	**50**	**31,549**	**11,006**	**21,856**	**66**	**32,928**
Shares	2,790	-	-	2,790	3,878	-	-	3,878
Rural product note	-	130	-	130	-	146	-	146
Bank deposit certificates	-	20	-	20	-	30	-	30
Real estate receivables certificates	94	771	-	865	135	1,114	1	1,250
Fund quotas	**229**	**16,204**	**-**	**16,433**	**225**	**15,050**	**-**	**15,275**
Credit rights	-	13,370	-	13,370	-	12,694	-	12,694
Fixed income	-	1,949	-	1,949	-	1,837	-	1,837
Variable income	229	885	-	1,114	225	519	-	744
Debentures	3,062	3,085	41	6,188	4,156	1,956	60	6,172
Eurobonds and other	2,029	-	9	2,038	2,520	-	5	2,525
Financial bills	-	2,064	-	2,064	-	2,541	-	2,541
Promissory and commercial notes	-	271	-	271	-	435	-	435
Other	54	696	-	750	92	584	-	676
PGBL / VGBL fund quotas	**-**	**260,727**	**-**	**260,727**	**-**	**253,286**	**-**	**253,286**
Available for sale securities	**161,610**	**135,420**	**1,952**	**298,982**	**142,514**	**119,355**	**1,984**	**263,853**
Government securities - Brazil	**87,704**	**946**	**85**	**88,735**	**71,517**	**902**	**90**	**72,509**
Financial treasury bills	32,630	-	-	32,630	24,445	-	-	24,445
National treasury bills	18,791	-	-	18,791	19,177	-	-	19,177
National treasury notes	28,867	946	-	29,813	20,423	902	-	21,325
National treasury / securitization	-	-	85	85	-	-	90	90
Brazilian external debt bonds	7,416	-	-	7,416	7,472	-	-	7,472
Government securities - Latin America	**35,956**	**-**	**-**	**35,956**	**36,694**	**-**	**-**	**36,694**
Government securities - Abroad	**16,107**	**-**	**-**	**16,107**	**13,626**	**-**	**-**	**13,626**
Corporate securities	**21,843**	**134,474**	**1,867**	**158,184**	**20,677**	**118,453**	**1,894**	**141,024**
Shares	602	23,903	111	24,616	662	18,567	264	19,493
Rural product note	-	46,510	-	46,510	-	42,240	-	42,240
Bank deposit certificates	-	62	-	62	-	44	-	44
Real estate receivables certificates	147	3,706	117	3,970	179	2,846	123	3,148
Fixed income fund quotas	-	18	-	18	-	18	-	18
Debentures	17,399	46,435	1,639	65,473	16,200	41,562	1,490	59,252
Eurobonds and other	3,459	861	-	4,320	3,473	937	-	4,410
Financial bills	-	350	-	350	-	346	-	346
Promissory and commercial notes	-	11,148	-	11,148	-	10,650	17	10,667
Other	236	1,481	-	1,717	163	1,243	-	1,406
Other receivables - Sundry	**-**	**1,774**	**10**	**1,784**	**-**	**1,294**	**57**	**1,351**
Other liabilities - Sundry	**-**	**(604)**	**(164)**	**(768)**	**-**	**(488)**	**(72)**	**(560)**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	03/31/2024				12/31/2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**1**	**72,523**	**92**	**72,616**	**6**	**56,112**	**265**	**56,383**
Swap contracts – Adjustment receivable	-	36,804	68	36,872	-	38,364	244	38,608
Option contracts	-	10,462	3	10,465	-	8,260	1	8,261
Forward contracts	-	19,122	20	19,142	-	3,186	19	3,205
Credit derivatives	-	319	1	320	-	281	1	282
NDF - Non Deliverable Forward	-	5,290	-	5,290	-	5,377	-	5,377
Other derivative financial instruments	1	526	-	527	6	644	-	650
Liabilities	**(96)**	**(70,432)**	**(475)**	**(71,003)**	**(112)**	**(53,003)**	**(380)**	**(53,495)**
Swap contracts – Adjustment payable	-	(35,003)	(457)	(35,460)	-	(35,509)	(363)	(35,872)
Option contracts	-	(11,507)	(2)	(11,509)	-	(9,901)	(1)	(9,902)
Forward contracts	-	(18,759)	(16)	(18,775)	-	(2,925)	(16)	(2,941)
Credit derivatives	-	(128)	-	(128)	-	(149)	-	(149)
NDF - Non Deliverable Forward	-	(4,988)	-	(4,988)	-	(4,478)	-	(4,478)
Other derivative financial instruments	(96)	(47)	-	(143)	(112)	(41)	-	(153)

In all periods, there were no material transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 03/31/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**66**	**2**	**-**	**45**	**(2)**	**(61)**	**50**	**1**
Corporate securities	**66**	**2**	**-**	**45**	**(2)**	**(61)**	**50**	**1**
Real estate receivable certificate	1	1	-	-	-	(2)	-	-
Debentures	60	1	-	40	(1)	(59)	41	-
Eurobonds and other	5	-	-	5	(1)	-	9	1
Available for sale securities	**1,984**	**39**	**136**	**83**	**(226)**	**(64)**	**1,952**	**(632)**
Government securities - Brazil	**90**	**(5)**	**-**	**-**	**-**	**-**	**85**	**21**
Corporate securities	**1,894**	**44**	**136**	**83**	**(226)**	**(64)**	**1,867**	**(653)**
Shares	264	14	26	-	(193)	-	111	(72)
Real estate receivable certificate	123	(6)	-	-	-	-	117	(63)
Debentures	1,490	36	110	83	(33)	(47)	1,639	(518)
Promissory notes	17	-	-	-	-	(17)	-	-
Other receivables - Sundry	**57**	**(47)**	**-**	**-**	**-**	**-**	**10**	**10**
Other liabilities - Sundry	**(72)**	**(92)**	**-**	**-**	**-**	**-**	**(164)**	**(164)**

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 03/31/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**265**	**(10)**	**-**	**20**	**(36)**	**(147)**	**92**	**64**
Swap contracts – Adjustment receivable	244	(35)	-	4	-	(145)	68	60
Option contracts	1	24	-	16	(36)	(2)	3	(1)
Forward contracts	19	1	-	-	-	-	20	4
Credit derivatives	1	-	-	-	-	-	1	1
Derivative financial instruments - Liabilities	**(380)**	**(147)**	**-**	**4**	**(69)**	**117**	**(475)**	**538**
Swap contracts – Adjustment payable	(363)	(152)	-	16	(74)	116	(457)	539
Option contracts	(1)	5	-	(12)	5	1	(2)	(1)
Forward contracts	(16)	-	-	-	-	-	(16)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		03/31/2024		12/31/2023	
		Impacts		Impacts	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(3.9)	(0.2)	(3.0)	(0.3)
	II	(98.1)	(7.3)	(76.7)	(7.8)
	III	(197.7)	(14.6)	(154.0)	(15.6)
Commodities, Indexes and Shares	I	(5.6)	-	(13.1)	-
	II	(11.2)	-	(26.2)	-
Nonlinear	I	(3.1)	-	(0.1)	-
	II	(4.2)	-	(0.2)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	03/31/2024		12/31/2023	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil deposits	142,426	142,426	145,404	145,404
Money market	265,914	265,914	235,989	235,989
Interbank deposits	51,111	51,091	50,991	50,993
Held to maturity securities	163,837	161,970	178,568	177,482
Loan, lease and other credit operations	901,827	908,069	907,362	914,489
(Provision for loan losses)	(50,966)	(50,966)	(52,019)	(52,019)
Liabilities				
Deposits	965,331	965,325	951,352	951,332
Deposits received under securities repurchase agreements	397,185	397,185	389,311	389,311
Funds from acceptances and issuance of securities	302,988	304,487	301,635	302,861
Borrowings and onlending	108,605	108,627	99,788	99,810
Subordinated debts	47,608	47,245	46,677	45,637
Allowance for financial guarantees provided and loan commitments	3,162	3,162	3,361	3,361

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Central Bank of Brazil deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Held to maturity securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 03/31/2024	01/01 to 03/31/2023
Net income attributable to owners of the parent company	**9,583**	**8,179**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**9,368**	**7,964**
Common	4,747	4,033
Preferred	4,621	3,931
Total net income available to equity owners:		
Common	4,856	4,142
Preferred	4,727	4,037
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,826,869,491	4,833,480,639
Basic earnings per share – R$		
Common	0.98	0.84
Preferred	0.98	0.84

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 03/31/2024	01/01 to 03/31/2023
Net income available to preferred equity owners	**4,727**	**4,037**
Dividends on preferred shares after dilution effects	28	17
Net income available to preferred equity owners considering preferred shares after the dilution effect	**4,755**	**4,054**
Net income available to ordinary equity owners	**4,856**	**4,142**
Dividend on preferred shares after dilution effects	(28)	(17)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**4,828**	**4,125**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,886,339,764	4,874,904,063
Preferred	4,826,869,491	4,833,480,639
Incremental as per share-based payment plans	59,470,273	41,423,424
Diluted earnings per share – R$		
Common	0.97	0.83
Preferred	0.97	0.83

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2b XIX.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	03/31/2024	03/31/2023
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	9.56% p.a.	10.34% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Fixed income securities	**22,921**	**22,363**	**94.4%**	**94.2%**
Quoted in an active market	22,248	21,705	91.6%	91.4%
Non quoted in an active market	673	658	2.8%	2.8%
Variable income securities	**621**	**640**	**2.6%**	**2.7%**
Quoted in an active market	608	630	2.5%	2.7%
Non quoted in an active market	13	10	0.1%	-
Structured investments	**126**	**128**	**0.5%**	**0.5%**
Non quoted in an active market	126	128	0.5%	0.5%
Real estate	**545**	**544**	**2.2%**	**2.3%**
Loans to participants	**79**	**79**	**0.3%**	**0.3%**
Total	**24,292**	**23,754**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 463 (R$ 464 at 12/31/2023).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		03/31/2024								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amounts recognized in income (1+2+3+4)		548	(501)	(95)	(48)	(4)	(2)	(6)	(18)	(72)
1 - Cost of current service		-	(7)	-	(7)	-	-	-	-	(7)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		548	(494)	(95)	(41)	10	(2)	8	(18)	(51)
4 - Other expenses [1]		-	-	-	-	(14)	-	(14)	-	(14)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		(6)	-	(7)	(13)	-	-	-	-	(13)
5 - Effects on asset ceiling		-	-	(7)	(7)	-	-	-	-	(7)
6 - Remeasurements		-	-	-	-	-	-	-	-	-
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	-	-	-	-	-	-	-	-
7 - Exchange variation		(6)	-	-	(6)	-	-	-	-	(6)
Other (8+9+10)		(4)	435	-	431	-	-	-	52	483
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(435)	435	-	-	-	-	-	52	52
10 - Contributions and investments from sponsor		431	-	-	431	-	-	-	-	431
Amounts at end of the period		24,292	(21,656)	(4,232)	(1,596)	389	(82)	307	(742)	(2,031)
Amount recognized in Assets	10a				30			307	-	337
Amount recognized in Liabilities	10d				(1,626)			-	(742)	(2,368)

		12/31/2023								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		2,193	(1,969)	(388)	(164)	(39)	(4)	(43)	(79)	(286)
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other expenses [1]		-	-	-	-	(79)	-	(79)	-	(79)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		1,136	(1,685)	(8)	(557)	12	(34)	(22)	(37)	(616)
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan [2]		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		(1,508)	1,701	-	193	-	-	-	189	382
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at end of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amount recognized in Assets	10a				30			313	-	343
Amount recognized in Liabilities	10d				(1,996)			-	(776)	(2,772)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a.(On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 53, in Other comprehensive income is R$ 12 and in income/(expense) is R$ (1).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2024	01/01 to 03/31/2024	01/01 to 03/31/2023
Retirement plan - FIU	38	10	15
Retirement plan - FUNBEP	104	414	87
Total [1]	**142**	**424**	**102**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2024	2025	2026	2027	2028	2029 to 2033
Pension plan - FIU	9.42	1,185	1,131	1,173	1,210	1,243	6,649
Pension plan - FUNBEP	8.73	685	704	721	738	754	3,963
Other post-employment benefits	7.34	197	82	88	70	44	245
Total		**2,067**	**1,917**	**1,982**	**2,018**	**2,041**	**10,857**

1) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders' equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders' equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5 p.p.	(870)	-	319	(25)	-	25
Decrease by 0.5 p.p.	941	-	(347)	28	-	(28)
Mortality table						
Increase by 5%	(262)	-	98	(12)	-	12
Decrease by 5%	274	-	(103)	12	-	(12)
Medical inflation						
Increase by 1 p.p.	-	-	-	61	-	(61)
Decrease by 1 p.p.	-	-	-	(52)	-	52

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)	
	01/01 to 03/31/2024	01/01 to 03/31/2023
Foreign branches	2,469	479
Latin America consolidated [1]	860	968
Other foreign companies	765	77
Foreign consolidated	4,097	1,632

1) Banco Itaú Argentina S.A. and its subsidiaries make up the results presented until 07/31/2023 (Note 3).

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Public Access Report - Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 03/31/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 829 (R$ 1,094 at 12/31/2023), a reduction over the previous year due to lower exposure and decresead volatility in interest rates.

The document "Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

V - Insurance, private pension and premium bonds risks

The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.

- Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

- Credit risk.

- Market risk.

- Liquidity risk.

- Operating risk.

These risks are managed independently, according to their special characteristics.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	03/31/2024	12/31/2023
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	161,346	166,389
Tier 1	180,575	185,141
Total capital (PR)	203,885	206,862
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,243,573	1,215,019
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.0%	13.7%
Tier 1 ratio (%)	14.5%	15.2%
Total capital ratio (%)	16.4%	17.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.5%	3.5%

At 03/31/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,506 (R$ 18,028 at 12/31/2023) and the amount of subordinated debt that makes up Tier II capital is R$ 22,936 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 16.4% at 03/31/2024, a decrease of 0.6 p.p. compared to 12/31/2023, due to the payment of additional dividends, the schedule established by article 85 of BACEN Resolution No. 229 and the growth of the credit portfolio, offset by the increase in the result for the period.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 104,399 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 43,525 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 03/31/2024, fixed assets ratio reached 20.0% (21.5% at 12/31/2023), showing a surplus of R$ 61,110 (R$ 58,879 at 12/31/2023).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	03/31/2024	12/31/2023
Credit risk (excluding counterparty credit risk)	**999,269**	**976,915**
Of which: standardised approach for credit risk	942,950	924,518
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	56,319	52,397
Counterparty credit risk (CCR)	**31,917**	**30,804**
Of which: standardized approach for counterparty credit risk (SA-CCR)	23,720	22,259
Of which: other CCR	8,197	8,545
Equity investments in funds - look-through approach	**6,153**	**5,871**
Equity investments in funds - mandate-based approach	**-**	**-**
Equity investments in funds - fall-back approach	**2,255**	**1,543**
Securitisation exposures in banking book	**4,774**	**4,141**
Market Risk	**45,225**	**43,179**
Of which: standardized approach (RWA_{MPAD})	54,761	52,299
Of which: internal models approach (RWA_{MINT})	19,557	18,871
Operational Risk	**107,623**	**103,094**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**46,357**	**49,472**
Total	**1,243,573**	**1,215,019**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	03/31/2024	12/31/2023
Permanent foreign investments	82,903	79,366
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(60,284)	(59,921)
Net foreign exchange position	**22,619**	**19,445**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 03/31/2024	01/01 to 03/31/2023
Regulatory non-recurring results	**26**	**(84)**
Result on the partial sale of XP Inc. shares	4	-
Other	22	(84)

pwc

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ("Bank") as at March 31, 2024 and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as at March 31, 2024 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2024, its financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Other matters

Statement of added value

The financial statements referred to above include the parent company and consolidated statements of added value for the three-month period ended at March 31, 2024. These statements are the responsibility of the Bank's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole.

São Paulo, May 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2024 and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), May 06, 2024.

GILBERTO FRUSSA

President

IGOR BARENBOIM
Member

EDUARDO HIROYUKI MIYAKI
Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of March 31, 2024.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1, item V and VI of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on May 06, 2024, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Arnaldo Alves dos Santos
Accountant